As filed with the Securities and Exchange Commission on December 30, 1999

                                                Registration No. 333-92917
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ----------------

                      PRE-EFFECTIVE AMENDMENT NO. 1
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               ----------------
                          CONESTOGA ENTERPRISES, INC.
            (Exact name of registrant as specified in its charter)

     Pennsylvania                    6719                    23-2565087
    (State or other            (Primary Standard          (I.R.S. Employer
    jurisdiction of               Industrial             Identification No.)
   incorporation or           Classification No.)
     organization)

                             202 East First Street
                              Birdsboro, PA 19508
                                (610) 582-8711
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                               ALBERT H. KRAMER
                                   President
                             202 East First Street
                              Birdsboro, PA 19508
                                (610) 582-6204
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

     JOHN S. HIBSCHMAN, ESQUIRE                 DAVID S. ANTZIS, ESQUIRE
 Barley, Snyder, Senft & Cohen, LLC          Saul, Ewing, Remick & Saul, LLP
 501 Washington Street, Fifth Floor               1055 Westlakes Drive
            P.O. Box 942                            Berwyn, PA 19312
       Reading, PA 19603-0942                        (610) 251-5055
           (610) 376-6651

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and upon consummation of the merger of TeleBeam, Incorporated with and into a subsidiary of the Registrant described in the enclosed proxy statement/prospectus.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                               ----------------

                     CALCULATION OF REGISTRATION FEE*

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                                         Proposed        Proposed
 Title of Each Class  of     Amount      Maximum          Maximum
     Security Being          Being    Offering Price     Aggregate        Amount of
        Registered         Registered  Per Share(1)  Offering Price(1) Registration Fee
---------------------------------------------------------------------------------------
 Common Stock, $1.00 Par
  Value.................    900,000       $0.43          $387,000          $102.17
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

(1) Based on the book value of all of the outstanding shares of TeleBeam, Incorporated for which Registrant is offering to exchange the shares being registered, as of September 30, 1999, as required by Rule 457(f)(2).

                               ----------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

*  Previously Paid

                                                          TELEBEAM INCORPORATED
[CONESTOGA LOGO]

Proxy Statement/Prospectus

                    Preliminary Proxy Statement/Prospectus

  The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                            TELEBEAM, INCORPORATED
                                PROXY STATEMENT
                      FOR SPECIAL MEETING OF SHAREHOLDERS

                             JANUARY 31, 2000

                                ---------------

                          CONESTOGA ENTERPRISES, INC.
                                PROSPECTUS FOR
             A MAXIMUM OF 900,000 SHARES OF CONESTOGA COMMON STOCK
                      NASDAQ National Market Symbol: CENI

  This proxy statement/prospectus is being furnished to holders of common stock of TeleBeam, Incorporated, a Delaware corporation, in connection with the solicitation of proxies by TeleBeam's Board of Directors for use at a special meeting of shareholders to be held at The Sleep Inn, 111 Village Drive, State College, Pennsylvania 16801, on Monday, January 31, 2000 at 10:00 a.m., local time. At the TeleBeam special meeting, TeleBeam shareholders will be asked to consider and vote upon the following proposals:

    1. To approve the Amended and Restated Agreement and Plan of Merger between TeleBeam and Conestoga Enterprises, Inc. If the merger is completed, TeleBeam will become a wholly-owned subsidiary of Conestoga, and the shareholders of TeleBeam will become shareholders of Conestoga.

    2. To transact such other business as may properly come before the TeleBeam special meeting or any adjournment or postponement thereof.

  TeleBeam shareholders should carefully consider the information under "Risk Factors" beginning on page 20 of this proxy statement/prospectus in determining how to vote with respect to the matters to be considered at the TeleBeam special meeting and whether to exercise appraisal rights.

  This proxy statement/prospectus also constitutes a prospectus of Conestoga filed as part of a registration statement filed with the Securities and Exchange Commission relating to 900,000 shares of Conestoga common stock being registered for this transaction. This proxy statement/prospectus does not cover any resales of the Conestoga common stock being registered for this transaction by any shareholders deemed to be affiliates of TeleBeam or Conestoga. We have not authorized any person to make use of this proxy statement/prospectus in connection with any such resale.

  Conestoga supplied all information contained in this proxy statement/prospectus with respect to Conestoga and its subsidiaries. TeleBeam supplied all information with respect to TeleBeam.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Conestoga common stock to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

  This proxy statement/prospectus and the accompanying proxy cards and notice of special meeting are first being mailed to shareholders of TeleBeam on or about January 3, 2000.

     The date of this proxy statement/prospectus is January 3, 2000.

  You should rely only on the information contained in this document or that this document has referred you to. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this proxy statement/prospectus is accurate as of any date other than the date on the front of the document.

                             TELEBEAM INCORPORATED

Dear Shareholder:

  The Board of Directors of TeleBeam, Incorporated and Conestoga Enterprises, Inc. have agreed to merge TeleBeam with a wholly-owned subsidiary of Conestoga. We estimate that the shares of Conestoga common stock to be issued to TeleBeam shareholders will represent approximately 9.42% of the outstanding Conestoga common stock after the merger.

  In the merger, TeleBeam shareholders will have the right to receive approximately .096 shares of Conestoga common stock for each share of TeleBeam common stock they own. In lieu of receiving Conestoga common stock, TeleBeam shareholders have appraisal rights. TeleBeam shareholders who properly demand these rights will receive cash for the fair value of the TeleBeam common stock that they held before the merger. The fair value would be determined by a court or by agreement between TeleBeam and its shareholders who exercise their appraisal rights.

  The merger cannot be completed unless the holders of a majority of the shares of TeleBeam common stock vote to approve the merger agreement and the merger. Your vote is very important.

  We have scheduled a special meeting for the TeleBeam shareholders to vote on the matters described in this document. The date, time and place of this special meeting are as follows:

                               Monday, January 31, 2000
                               10:00 a.m., local time
                               The Sleep Inn
                               111 Village Drive
                               State College, Pennsylvania 16801

  Whether or not you plan to attend the meeting, please take the time to vote on the merger by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the merger. The Board of Directors unanimously recommends that you vote "FOR" approval of the merger.

  This proxy statement/prospectus provides you with detailed information about the proposed merger. Conestoga provided the information concerning Conestoga. TeleBeam provided the information concerning TeleBeam. We encourage you to read this entire document carefully, including the matters referred to under "Risk Factors" beginning at page 20.

                                          Sincerely,

                                          /s/ Ara M. Kervandjian
                                          Ara M. Kervandjian
                                          Chairman of the Board, President
                                          and Chief Executive Officer

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Conestoga common stock to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

  We are first mailing this proxy statement/prospectus, notice of special meeting and forms of proxy on or about January 3, 2000.

                            TELEBEAM, INCORPORATED
                            467 EAST BEAVER AVENUE
                       STATE COLLEGE, PENNSYLVANIA 16801
                                (814) 238-0000

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON JANUARY 31, 2000,

TO THE SHAREHOLDERS OF TELEBEAM, INCORPORATED

  NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of TeleBeam, Incorporated, a Delaware corporation, will be held on Monday January 31, 2000, at 10:00 a.m., local time at The Sleep Inn, 111 Village Drive, State College, Pennsylvania 16801 to consider and vote upon the following proposals:

    1. To approve the Amended and Restated Agreement and Plan of Merger between TeleBeam and Conestoga Enterprises, Inc. If the merger is completed, TeleBeam will become a wholly-owned subsidiary of Conestoga, and the shareholders of TeleBeam will become shareholders of Conestoga. A copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus accompanying this notice; and

    2. To transact such other business as may properly come before the TeleBeam special meeting or any adjournment or postponement of the meeting.

  Shareholders of record at the close of business on December 28, 1999 are entitled to notice of, and to vote at, the TeleBeam special meeting and any adjournments or postponements of that meeting.

  All shareholders are cordially invited to attend the TeleBeam special meeting in person. Whether or not you expect to attend, we urge you to sign and date the enclosed proxy card and return it promptly in the envelope provided. Returned proxies which do not contain voting instructions will be voted "FOR" approval of the merger.

  TeleBeam shareholders are entitled to demand statutory appraisal rights with respect to the merger. To exercise such rights, TeleBeam shareholders must provide a written demand for appraisal of their shares before the vote at the TeleBeam special meeting. The Board of Directors unanimously recommends that you vote "FOR" approval of the merger.

                                          By order of the Board of Directors,

                                          Melinda K. Kenepp
                                          Secretary

State College, Pennsylvania

January 3, 2000

  Important: Please sign, date and complete the enclosed proxy card. The prompt return of proxies will save TeleBeam the expense of further requests for proxies to ensure a quorum. A self-addressed stamped envelope is enclosed for your convenience. No additional postage is required if mailed in the United States.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY...................................................................   1
The Companies.............................................................   1
The TeleBeam Special Meeting of Shareholders..............................   2
  General.................................................................   2
  Matters to be Considered at the Special Meeting.........................   2
  Record Date; Shares Outstanding; Quorum; Vote Required..................   2
The Merger................................................................   3
  Terms of the Merger.....................................................   3
  Recommendation of the TeleBeam Board of Directors.......................   3
  Conditions to the Merger................................................   3
  Effective Time..........................................................   4
  Termination; Waiver; Amendment..........................................   4
  Fees and Expenses.......................................................   4
  Appraisal Rights........................................................   5
  Certain Federal Income Tax Consequences.................................   5
  Accounting Treatment....................................................   6
  Interest of Certain Persons in the Merger...............................   6
  Comparison of Shareholder Rights........................................   6
Selected Historical Financial Data........................................   7
  Unaudited Pro Forma Combined Selected Financial Data....................   9
  Comparative Per Share Data..............................................  10
  Market Price Data.......................................................  11

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION..............  12

RISK FACTORS..............................................................  20
  Risks Relating to the Merger............................................  20
  Risks Relating to the Combined Company..................................  20

THE TELEBEAM MEETING......................................................  25
  General.................................................................  25
  Matters to be considered at the TeleBeam Meeting........................  25
  TeleBeam Record Date; Shares Outstanding; Quorum........................  25
  Vote Required...........................................................  25
  Effect of Abstentions...................................................  26
  Voting, Revocation and Solicitation of Proxies..........................  26

THE MERGER................................................................  27
  Background of the Merger................................................  27
  Merger Negotiations.....................................................  30
  TeleBeam's Reasons for the Merger; Recommendation of the TeleBeam Board
   of Directors...........................................................  31
  Conestoga's Reasons for the Merger......................................  32
  Terms of the Merger.....................................................  33
  Interest of Certain Persons in the Merger...............................  39
  Accounting Treatment....................................................  39
  Certain Federal Income Tax Consequences.................................  39
  Appraisal Rights........................................................  40
  Steps to Properly Exercise Appraisal Rights.............................  40

RESALE RESTRICTIONS.......................................................  42

                                                                            Page
                                                                            ----
DESCRIPTION OF CAPITAL STOCK OF CONESTOGA.................................   42
  Conestoga Common Stock..................................................   42
  Conestoga $3.42 Series A Preferred Shares...............................   43
  Pennsylvania Anti-Takeover Law Provisions...............................   47

COMPARISON OF SHAREHOLDER RIGHTS..........................................   48
  Introduction............................................................   48
  Size of the Board of Directors..........................................   48
  Classified Board of Directors...........................................   48
  Cumulative Voting.......................................................   48
  Removal of Directors....................................................   49
  Filling Vacancies on the Board of Directors.............................   49
  Interested Director Transactions........................................   49
  Limitations on Directors' Liability.....................................   49
  Indemnification of Directors and Officers...............................   50
  Voting Rights Generally.................................................   50
  Amendments to the Certificate of Incorporation and Articles of
   Incorporation..........................................................   51
  Amendment of Bylaws.....................................................   51
  Power to Call Special Shareholders' Meeting.............................   51
  Notice of Shareholders' Meeting.........................................   51
  Quorum Requirements and Adjournment of Meetings.........................   51
  Action by Consent.......................................................   52
  Inspection of Shareholders' List........................................   52
  Dividends and Repurchases of Shares.....................................   52
  Approval of Certain Corporate Transactions..............................   53
  Business Combination Following a Change of Control......................   53
  Shareholder Derivative Suits............................................   54
  Appraisal Rights........................................................   54
  Dissolution.............................................................   55
  Pre-emptive Rights......................................................   55

BUSINESS OF TELEBEAM......................................................   56
  Description of Business.................................................   56
  Management..............................................................   57
  Compensation of Directors...............................................   59
  Security Ownership of Certain Beneficial Owners and Management of
   TeleBeam...............................................................   60
  Executive Compensation..................................................   61

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   62
  General.................................................................   62
  Revenues................................................................   62
  Costs...................................................................   62
  Results of Operations...................................................   64
  Nine Months Ended September 30, 1999 Compared to Nine Months Ended
   September 30, 1998.....................................................   64
  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997...   65
  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996...   66
  Liquidity and Capital Resources.........................................   67
  New Accounting Pronouncements...........................................   68
  Impact of Year 2000.....................................................   68

                                                                            Page
                                                                            ----
  Impact of Inflation......................................................  69
  Seasonality..............................................................  69

MARKET RISK................................................................  70

EXPERTS....................................................................  70

LEGAL OPINIONS.............................................................  70

WHERE YOU CAN FIND MORE INFORMATION........................................  71

FINANCIAL STATEMENTS OF TELEBEAM........................................... F-1

APPENDIX A--AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
APPENDIX B--PROVISIONS REGARDING APPRAISAL RIGHTS

                                    SUMMARY

  This summary is not intended to contain all of the information in the proxy statement/prospectus. It is intended to be a summary of the most significant aspects of the merger. The remainder of the proxy statement/ prospectus and its appendices contain more detailed information regarding the merger. We urge you to read the entire proxy statement/prospectus, including the appendices, in order to understand the transaction fully.

                                 The Companies

Conestoga Enterprises, Inc.
202 East First Street
Birdsboro, Pennsylvania 19508
(610) 582-8711

  Conestoga Enterprises, Inc., a Pennsylvania Corporation, is a holding company with wholly-owned subsidiaries engaged in various aspects of the telecommunications business. Each of Conestoga's operating subsidiaries is briefly described below:

    Conestoga Telephone and Telegraph Company:

      . furnishes communication services, mainly local and toll telephone service, to an area of approximately 300 square miles, including parts of Berks, Chester, Lancaster and Montgomery Counties in Pennsylvania with an estimated population of 120,400 persons;

      . provides service to approximately 56,000 access lines; and

      . owns a 10% interest in a partnership that provides Internet and similar computer services in Pennsylvania, east of the Susquehanna River.

    Buffalo Valley Telephone Company:

      . provides local telephone service to Union and Northumberland
        Counties in Central Pennsylvania with an estimated population of 32,000 persons; and

      . provides service to approximately 22,000 access lines.

    Conestoga Communications, Inc.:

      . provides long distance services to approximately 23,000 customers;
        and

      . provides local telephone services, as a competitive local exchange company, to approximately 3,730 customers outside of the franchise telephone territory of Conestoga Telephone and Telegraph Company.

    Conestoga Mobile Systems, Inc.:

      . provides wireless paging services to approximately 6,000 customers.

    Infocore, Inc.:

      . provides services involving the design, installation and management of telecommunications systems, including the sale of telecommunications equipment.

    Conestoga Wireless Company:

      . holds licenses from the Federal Communications Commission to provide wireless telephone services, known as personal communications services, in the Reading, Pottsville, Williamsport, Sunbury and State College, Pennsylvania basic trading areas as defined by the Federal Communications Commission; and

      . provides wireless telephone services to approximately 8,700 subscribers in these areas.

TeleBeam, Incorporated
467 East Beaver Avenue
State College, Pennsylvania 16801
(814) 238-0000

  TeleBeam, Incorporated, a Delaware corporation, is a diversified telecommunications services company, which provides its services primarily to businesses and mutiple-dwelling unit residential customers in less competitive, non-metropolitan markets throughout eastern and central Pennsylvania. TeleBeam provides a variety of individual and bundled services to its customers, including:

  . long distance voice services;

  . Internet access and high-speed data transport;

  . video; and

  . other enhanced communication services.

  TeleBeam has one wholly-owned subsidiary, TeleBeam USA, Inc., which owns all of the intellectual property rights, including trademarks, registered marks and service marks of TeleBeam.

                  The TeleBeam Special Meeting of Shareholders

General

  The Board of Directors of TeleBeam has called a special meeting of shareholders to be held on Monday, January 31, 2000, at 10:00 a.m., local time, at The Sleep Inn, 111 Village Drive, State College, Pennsylvania 16801.

Matters to be Considered at the Special Meeting

  The main purpose of the meeting is to vote on the acquisition by merger of TeleBeam by Conestoga.

Record Date; Shares Outstanding; Quorum; Vote Required

  Only shareholders whose ownership appears on the shareholders record of TeleBeam at the close of business on December 28, 1999, the record date, will be able to attend and vote at the special meeting. As of the close of business on the record date, 6,474,518 shares of TeleBeam common stock were outstanding and entitled to vote at the special meeting. In order for the vote taken at the meeting to be valid, the holders of at least a majority of the common stock entitled to vote at the meeting must be present in person or represented by proxy. The holders of a majority of shares of TeleBeam common stock entitled to vote at the special meeting must vote to approve the merger. If 10% or more of the outstanding shares of TeleBeam common stock properly exercise their appraisal rights, however, Conestoga is not obligated to consummate the merger.

  As of the record date, directors and executive officers of TeleBeam owned approximately 4,636,014 shares of TeleBeam common stock that would be entitled to vote at the special meeting. Management believes the directors and executive officers of TeleBeam intend to vote all of these shares in favor of approval of the merger.

                                   The Merger

Terms of the Merger

  The proposed transaction provides for TeleBeam to be merged with a wholly-owned subsidiary of Conestoga. The combined entities will continue to conduct the business formerly conducted by TeleBeam following the merger. You, as a shareholder of TeleBeam, will become a shareholder of Conestoga when the merger is complete.

  TeleBeam shareholders will not receive any fractional shares of Conestoga common stock in the merger. Instead, Conestoga will issue a cash payment for any fractional shares of TeleBeam common stock that a TeleBeam shareholder would be entitled to receive in the merger. All together, Conestoga will issue 735,000 shares of Conestoga common stock in this transaction. However, if the market price of Conestoga common stock for a ten-day period shortly before the merger is completed is less than $18.085 per share, the total number of shares of Conestoga common stock issued in the merger will increase, calculated as follows:

    $18.085 divided by the market price and multiplied by 735,000.

If the market price of Conestoga common stock for a ten-day period shortly before the merger is completed is greater than $21.085 per share, the total number of shares of Conestoga common stock to be issued will be decreased, calculated as follows:

    $21.085 divided by the market price and multiplied by 735,000.

If the price of Conestoga common stock falls below $15.00 per share for a ten-day period shortly before the merger is completed, TeleBeam may choose not to consummate the merger.

  TeleBeam shareholders should not forward stock certificates for TeleBeam common stock to Conestoga or TeleBeam until they have received a return instruction form. TeleBeam shareholders should not return stock certificates with the enclosed proxy card.

Recommendation of the TeleBeam Board of Directors

  The consideration to be received by holders of TeleBeam common stock in the merger was negotiated by the TeleBeam Board of Directors in light of various factors, including TeleBeam's and Conestoga's recent operating results, current financial condition and perceived future prospects. The Board of Directors of TeleBeam believes that the merger is in the best interests of TeleBeam shareholders, has unanimously approved the merger agreement and recommends that TeleBeam's shareholders vote "for" approval of the merger.

Conditions to the Merger

  The merger is subject to various conditions, including:

  . approval of the merger by the shareholders of TeleBeam;

  . satisfaction of various conditions set forth in the Amended and Restated
    Agreement and Plan of Merger, a copy of which is attached to this document as Appendix A, including the exercise of appraisal rights by holders of not more than 10% of the TeleBeam common stock;

  . execution of employment agreements with TeleBeam by the following officers of TeleBeam for their continued employment after the merger:

     Ara M. Kervandjian President and Chief Executive Officer;

     Heidi A. Nicholas  Senior Vice President of Finance and Chief Financial
                         Officer;

     Mark J. Fetterolf  Senior Vice President of Operations;

     Jeffery C. Almoney Senior Vice President and Chief Technology and
                         Information Officer;

     Troy A. Knecht     Vice President of Technical Operations; and

  . approval of the merger by the Federal Trade Commission and Department of Justice pursuant to the requirements of the Hart-Scott-Rodino Act, which has been granted.

Effective Time

  The merger agreement provides that the closing of the merger will occur on a mutually agreeable date no later than the fifth business day after satisfaction or waiver of certain conditions set forth in the merger agreement.

Termination; Waiver; Amendment

  The Board of Directors of both Conestoga and TeleBeam can jointly agree to terminate the merger agreement at any time without completing the merger. In addition, either Conestoga or TeleBeam can terminate the merger agreement if:

  . the merger has not become effective on or before June 30, 2000, with limited exceptions; or

  . the other company materially breaches any representation, warranty, covenant or agreement made by it. A material failure, in the case of TeleBeam, means a failure which has a negative economic effect on TeleBeam of more than $200,000 per single event or occurrence.

  In addition, TeleBeam's Board of Directors may request to terminate the agreement pursuant to its fiduciary obligations (subject to its obligations to pay the break-up fee described below) if a third party makes an offer to acquire TeleBeam's stock or assets which the TeleBeam Board concludes is more favorable to the TeleBeam shareholders than the currently proposed merger.

  Prior to the merger becoming effective, any provision of the merger agreement may be waived or amended under certain circumstances, as set forth in the merger agreement.

Fees and Expenses

  Except as described below, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement will be paid by the party that incurred the cost.

  In certain instances, TeleBeam will pay Conestoga a break-up fee in the amount of $250,000, as follows:

    1. If Conestoga terminates the merger agreement in the following circumstances:

      . TeleBeam's representations and warranties contained in the merger agreement are not true and correct in all material respects when made or as of the date the transaction is consummated; or

      . TeleBeam fails to perform in all material respects all obligations and comply in all material respects with all agreements, undertakings, covenants and conditions required by the merger agreement to be performed or complied with by it at or prior to the date the merger becomes effective;

    2. If TeleBeam terminates the merger agreement in order to accept a better acquisition offer; or

    3. If either Conestoga or TeleBeam terminates the merger agreement because the TeleBeam shareholders fail to approve the merger.

  In the following two instances, Conestoga will pay TeleBeam a break-up fee in the amount of $250,000 plus a reimbursement of $110,000 to TeleBeam to cover a terminated transaction expense:

    1. If Conestoga's representations and warranties contained in the merger agreement are not true and correct in all material respects when made or as of the date the merger is consummated; or

    2. If Conestoga fails to perform in all material respects all obligations and comply in all material respects with all agreements, undertakings, covenants and conditions required by the merger agreement to be performed or complied with by Conestoga at or prior to the date of the merger.

  Conestoga has paid $45,000 as the filing fee for an application for approval of the merger by the Federal Trade Commission and Department of Justice under the Hart-Scott-Rodino Act.

Appraisal Rights

  Under the Delaware General Corporation Law, you have the right to object to the merger and receive cash for the fair value of the TeleBeam common stock you held before the merger if the merger is completed. However, in order to preserve your appraisal rights, you must follow certain required steps. The first required step is voting against approval of the merger. The steps are explained in more detail at "THE MERGER--Appraisal Rights." In this merger, Conestoga shareholders are not entitled to vote for or against the merger and they do not have appraisal rights.

Certain Federal Income Tax Consequences

  We structured the merger to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. As a result, it is anticipated that TeleBeam will recognize no gain or loss due to the merger. Except for any cash received in lieu of fractional shares, no gain or loss will be recognized by holders of TeleBeam common stock who only receive Conestoga common stock in exchange for shares of TeleBeam. TeleBeam shareholders who receive cash for fractional shares will recognize taxable gain or loss upon the receipt of Conestoga stock in exchange for TeleBeam stock based on the amount of cash received. The basis of the Conestoga common stock received by a TeleBeam shareholder will generally be the same as the basis of the shares of TeleBeam common stock that were exchanged.

  Holders of TeleBeam stock options who have not exercised such options prior to the closing date of the merger will receive Conestoga common stock equal to the deemed value of such holders' TeleBeam stock options. Such option holders shall be considered as receiving ordinary income equal to the fair market value of the Conestoga common stock received.

  TeleBeam's and Conestoga's obligation to consummate the merger is conditioned upon receipt of an opinion of Saul, Ewing, Remick & Saul, LLP, tax counsel to TeleBeam, substantially to the effect that the federal income tax consequences of the merger are as summarized above.

  You are encouraged to consult your own tax advisor about particular facts and circumstances that may be unique to you and not common to TeleBeam shareholders as a whole and also as to any estate, gift, state, local or foreign tax consequences arising out of the merger and/or any sale thereafter of Conestoga common stock received in the merger.

Accounting Treatment

  We intend for the merger to be accounted for as a pooling of interests, which means that we will treat our companies as if they had previously been combined for accounting and financial reporting purposes.

Interest of Certain Persons in the Merger

  Certain directors and officers of TeleBeam have interests in the merger that are in addition to their interests as shareholders of TeleBeam generally. These include the employment agreements between TeleBeam and certain executive officers (Ara M. Kervandjian, Heidi A. Nicholas, Mark J. Fetterolf, Jeffery C. Almoney and Troy A. Knecht).

Comparison of Shareholder Rights

  When the merger is completed, you will become a shareholder of Conestoga. The rights of shareholders of Conestoga are governed by the Pennsylvania Business Corporation Law and by the Conestoga Articles of Incorporation and bylaws. The rights of common shareholders of Conestoga differ from the rights of holders of TeleBeam common stock with respect to certain matters.

                       Selected Historical Financial Data

  The following table presents selected historical financial data for Conestoga and TeleBeam. The selected financial data set forth below for Conestoga for each of the years in the five-year period ended December 31, 1998, and the nine months ended September 30, 1998 and 1999, and for TeleBeam for each of the years in the five-year period ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, are derived from the financial statements of Conestoga and TeleBeam, respectively. The historical financial information is not necessarily indicative of future operations or the actual results that would have occurred had the merger been consummated at the beginning of the periods presented and should not be construed as representative of future operations. Information regarding Conestoga and TeleBeam has been provided by those companies, respectively.

                       Selected Historical Financial Data
                     (in thousands, except per share data)

Conestoga:

                                      At or For the Year Ended December 31,
                                    ------------------------------------------
                                      1998     1997     1996    1995    1994
                                    -------- -------- -------- ------- -------
Operating revenues................. $ 62,833 $ 56,185 $ 42,899 $32,553 $31,703
Net income.........................   10,352    9,314    8,506   6,531   6,294
Basic earnings per common
 share(1)..........................     1.39     1.25     1.27    1.13    1.09
Diluted earnings per common
 share(1)..........................     1.38     1.25     1.27    1.13    1.09
Dividends per common share(1)......     .814     .806     .800    .800    .740
Total assets.......................  150,609  129,290  119,852  58,595  55,799
Long-term debt and redeemable
 preferred stock, net of current
 maturities........................   52,969   36,030   39,998   4,645   5,035
Net book value per common
 share(1)..........................    10.73    10.15     9.32    7.29    6.92

                                                               At or For the
                                                             Nine Months Ended
                                                               September 30,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
                                                                (unaudited)
Operating revenues.......................................... $ 52,277 $ 46,785
Net income..................................................    3,370    9,420
Basic earnings per common share(1)..........................      .42     1.28
Diluted earnings per common share(1)........................      .42     1.26
Dividends per common share(1)...............................     .623     .610
Total assets................................................  149,067  148,091
Long-term debt and redeemable preferred stock, net of
 current maturities.........................................   48,704   53,465
Net book value per common share.............................    10.70    10.67

--------
(1) Per share data has been adjusted to reflect a 3 for 2 stock split payable to Conestoga shareholders of record as of April 15, 1999, and a 5% stock dividend paid to Conestoga shareholders of record as of January 31, 1995.

                       Selected Historical Financial Data
                     (in thousands, except per share data)

TeleBeam:

                                            At or For the Year Ended December
                                                           31,
                                           -----------------------------------
                                           1998(1)  1997   1996   1995   1994
                                           ------- ------ ------ ------ ------
Operating revenues........................ $14,515 $3,120 $2,923 $1,971 $1,163
Net income................................     330    162    138    112     72
Basic earnings per common share...........     .05    .03    .05    .04    .03
Diluted earnings per common share.........     .05    .03    .04    .04    .03
Dividends per common share................     --     --     --     --     --
Total assets..............................  19,288  3,772  2,987  1,809  1,139
Long-term debt, net of current
 maturities...............................  12,387      5    443    728    429
Net book value per common share...........     .48    .38    .34    .25    .18

                                                                At or For the
                                                                 Nine Months
                                                                    Ended
                                                                September 30,
                                                               ----------------
                                                                1999    1998(2)
                                                               -------  -------
                                                                 (unaudited)
Operating revenues............................................ $12,032  $10,461
Net income (loss).............................................    (865)     439
Basic earnings (loss) per common share........................    (.13)     .07
Diluted earnings (loss) per common share......................    (.13)     .06
Dividends per common share....................................     --       --
Total assets..................................................  20,004   18,773
Long-term debt, net of current maturities.....................  12,151   12,096
Net book value per common share...............................     .43      .50

--------
(1) Results for the year ended December 31, 1998, include operating results for North American Communications, Inc. from the date of acquisition (March 10,
    1998).
(2) Results for the nine months ended September 30, 1998, includes six months and twenty-one days of operating results for North American Communications, Inc. from the date of acquisition (March 10, 1998).

Unaudited Pro Forma Combined Selected Financial Data

  The following table sets forth unaudited pro forma selected financial data for Conestoga and TeleBeam which gives effect to the merger, accounted for as a pooling of interests, as if it had been consummated as of the beginning of each period presented. The pro forma selected data is not necessarily indicative of the results that would have been achieved had the transaction been consummated on such date and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the Unaudited Pro Forma Combined Condensed Financial Information appearing elsewhere in this proxy statement/prospectus, including the assumed exchange ratio of 0.09602 shares of Conestoga common stock for each share of TeleBeam common stock. The exchange ratio is subject to possible adjustment. See "THE MERGER." The information presented should be read in conjunction with such pro forma financial statements and the historical financial statements, including the notes thereto of Conestoga and TeleBeam appearing elsewhere in or incorporated by reference in this proxy statement/prospectus.

                                      At or For the
                                       Nine Months           For the Year
                                   Ended September 30,    Ended December 31,
                                   -------------------- -----------------------
                                      1999      1998     1998    1997    1996
                                   ---------- --------- ------- ------- -------
                                       (unaudited)
                                   (in thousands, except per common share data)
Operating revenues...............  $   64,309 $  57,246 $77,348 $59,305 $45,822
Net income.......................       2,505     9,859  10,682   9,476   8,644
Basic earnings per common share..         .27      1.24    1.33    1.18    1.23
Diluted earnings per common
 share...........................         .27      1.21    1.30    1.17    1.22
Total assets.....................     169,071
Long-term debt and redeemable
 preferred stock, net of current
 maturities......................      60,855
Net book value per common share..       10.06

Comparative Per Share Data

  The following table sets forth certain unaudited historical pro forma per share data for Conestoga common stock and the historical and equivalent pro forma share data for TeleBeam common stock. The information presented should be read in conjunction with such pro forma financial statements, and the notes thereto, and the historical financial statements, including the notes thereto of Conestoga and TeleBeam appearing elsewhere in or incorporated by reference in this proxy statement/prospectus. The exchange ratio is subject to possible adjustment. See "THE MERGER." Such pro forma data is not necessarily indicative of results that would have been achieved had the merger been consummated on such date.

                                               For the Nine     For the Year
                                               Months Ended         Ended
                                               September 30,    December 31,
                                               -------------- -----------------
                                                1999    1998  1998  1997  1996
                                               ------  ------ ----- ----- -----
Cash Dividends Per Common Share:
  Conestoga actual............................ $ .623  $ .610 $.814 $.806 $.800
  TeleBeam actual.............................    --      --    --    --    --
  TeleBeam pro forma equivalent(1)............   .060    .059  .078  .077  .077
Net Income (Loss) Per Common Share--Basic:
  Conestoga actual............................    .42    1.28  1.39  1.25  1.27
  TeleBeam actual.............................   (.13)    .07   .05   .03   .05
  Conestoga and TeleBeam pro forma(2).........    .27    1.24  1.33  1.18  1.23
  TeleBeam pro forma equivalent(3)............    .03     .12   .13   .11   .12
Net Income (Loss) Per Common Share--Diluted:
  Conestoga actual............................    .42    1.26  1.38  1.25  1.27
  TeleBeam actual.............................   (.13)    .06   .05   .03   .04
  Conestoga and TeleBeam pro forma(2).........    .27    1.21  1.30  1.17  1.22
  TeleBeam pro forma equivalent(3)............    .03     .12   .13   .11   .12

                                                 As of
                                             September 30,
                                                 1999
                                             -------------
Book Value Per Common Share:
  Conestoga actual..........................    $10.70
  TeleBeam actual...........................       .43
  Conestoga and TeleBeam pro forma(4).......     10.06
  TeleBeam pro forma equivalent(5)..........       .97

--------
(1) Represents the dividends declared on Conestoga common stock during the respective periods multiplied by the exchange ratio (0.09602).
(2) Represents net income per share of Conestoga common stock on a pro forma basis. Such amounts, for purposes of determining basic net income per share of Conestoga common stock, have been determined by dividing pro forma net income, less preferred stock dividends, by the sum of (i) the weighted average number of shares of Conestoga common stock outstanding during each period retroactively adjusted for stock splits and (ii) shares of Conestoga common stock assumed to be issued pursuant to the merger. Such amounts for purposes of determining diluted net income per common share have been determined by dividing pro forma net income by the sum of (i) the weighted average number of shares of Conestoga common stock and the effect of convertible preferred stock during each period retroactively adjusted for stock splits and (ii) shares of Conestoga common stock assumed to be issued pursuant to the merger.
(3) Represents the amount computed pursuant to Note 2 above multiplied by the exchange ratio (0.09602).
(4) Represents the pro forma combined net book value of Conestoga and TeleBeam attributable to shares of Conestoga common stock, divided by the sum of (i) the number of shares of Conestoga common stock outstanding retroactively adjusted for stock splits and (ii) shares of Conestoga common stock assumed to be issued pursuant to the merger.
(5) Represents the amount computed pursuant to Note 4 above multiplied by the exchange ratio (0.09602).

Market Price Data

  There is no established public trading market for TeleBeam common stock, and, accordingly, there are no published market quotations for such stock. Trading in TeleBeam common stock is limited and sporadic. In addition, TeleBeam is not required to file periodic reports with the SEC. The absence of an established market and of publicly available current information regarding TeleBeam may affect the prices at which TeleBeam common stock is traded. TeleBeam has no history of paying dividends.

  Conestoga common stock is quoted on the NASDAQ National Market under the symbol "CENI". The following table sets forth the high and low sales prices for Conestoga common stock as reported by NASDAQ for the periods indicated below.

                                                                         Cash
                                                                       Dividends
                                                    High Sale Low Sale Declared
                                                    --------- -------- ---------
1997
  First Quarter(1).................................  $17.83    $15.58    $.200
  Second Quarter...................................   17.83     15.83     .200
  Third Quarter....................................   19.33     16.83     .203
  Fourth Quarter...................................   20.00     18.67     .203

1998
  First Quarter....................................   21.75     19.17     .203
  Second Quarter...................................   22.33     21.33     .203
  Third Quarter....................................   22.42     21.00     .203
  Fourth Quarter...................................   23.50     20.67     .203

1999
  First Quarter....................................   23.83     19.83     .203
  Second Quarter...................................   23.25     18.17     .210
  Third Quarter....................................   22.00     18.25     .210
  Fourth Quarter (through 12/28/99)................   20.25     18.00      --

--------
(1) Share information has been adjusted to reflect a three for two stock split payable to Conestoga shareholders of record as of April 15, 1999.

  On November 3, 1999, the last day on which a trade occurred prior to the announcement of the merger on November 4, 1999, the closing sale price of Conestoga common stock on the NASDAQ National Market was $19.00.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

  The following unaudited pro forma combined condensed financial statements assume a business combination between Conestoga and TeleBeam that qualifies as a pooling of interests for financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Conestoga and TeleBeam will be carried forward to Conestoga at their recorded amounts, income of Conestoga will include income of Conestoga and TeleBeam for the entire fiscal year in which the merger occurs, and the reported income of Conestoga and TeleBeam for prior periods will be combined and restated as income of Conestoga. The pro forma combined condensed financial statements are based upon the historical consolidated financial statements of Conestoga and TeleBeam and should be read in conjunction with such historical financial statements and the notes thereto, which are incorporated by reference or set forth in this proxy statement/prospectus. The unaudited pro forma combined condensed balance sheet is presented as if the merger occurred on the date thereof. The unaudited pro forma combined condensed income statements are presented as if the merger occurred at the beginning of the earliest period presented in the respective income statement.

  The number of shares of TeleBeam common stock that will be exchanged for shares of Conestoga common stock can not be determined until the settlement date due to stock options outstanding prior to the merger. Those individuals with stock options could either exercise those options prior to the merger, or if not exercised, those options would be converted into Deemed Conversion Shares, as defined in the merger agreement. The unaudited pro forma combined condensed financial statements are presented based on an assumption of the hypothetical value of a TeleBeam stock option determined by the difference between the exercise price of each option and the value of a share of TeleBeam common stock in the merger, which results in an exchange ratio of 0.09602 shares of Conestoga common stock for each share of TeleBeam common stock. The exchange ratio is subject to possible adjustment. See "THE MERGER".

  The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the earliest period presented with respect to the unaudited pro forma combined condensed income statements or with respect to the pro forma combined condensed balance sheet, nor is it necessarily indicative of the future operating results or financial position of Conestoga. The unaudited pro forma information does not give effect to any synergies that may occur due to the integration of Conestoga's and TeleBeam's operations. Additionally, the unaudited pro forma combined financial information excludes the transaction costs of the merger.

  Certain nonrecurring adjustments may be recorded in conjunction with the merger, but the amounts of these adjustments cannot be determined until Conestoga reviews all facilities, operations and systems of TeleBeam and finalizes its plans with respect to integrating the businesses. The aggregate amount of these adjustments may include costs associated with consolidating operations and systems and charges. Conestoga has not yet quantified any of these adjustments, and none are reflected in the unaudited pro forma combined financial information.

 Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 1999

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                             (Dollars in Thousands)
                                  (unaudited)

                                 Conestoga
                                Enterprises,  TeleBeam,
                                    Inc.     Incorporated  Pro Forma  Combined
                                (Historical) (Historical) Adjustments Pro Forma
                                ------------ ------------ ----------- ---------
ASSETS
Current Assets
  Cash and cash equivalents....   $  3,161     $ 1,182       $  0     $  4,343
  Escrow-acquisition...........          0         536          0          536
  Accounts receivable..........      9,613       1,816          0       11,429
  Other receivables............          0         305          0          305
  Inventories..................      1,612         256          0        1,868
  Prepaid expenses.............        284         664          0          948
  Other........................          0         453          0          453
                                  --------     -------       ----     --------
Total current assets...........     14,670       5,212          0       19,882
                                  --------     -------       ----     --------
Investments and Other Assets
  Cost in excess of net assets
   of businesses acquired......     36,216       9,539          0       45,755
  Investment in partnership....        386           0          0          386
  Investment in equity
   securities..................      3,360           0          0        3,360
  Prepaid pension costs........      2,845           0          0        2,845
  Other........................      2,082         325          0        2,407
                                  --------     -------       ----     --------
                                    44,889       9,864          0       54,753
                                  --------     -------       ----     --------
Plant
  In service...................    167,386       6,172          0      173,558
  Under construction...........      5,021           0          0        5,021
                                  --------     -------       ----     --------
                                   172,407       6,172          0      178,579
  Less accumulated
   depreciation................     82,899       1,244          0       84,143
                                  --------     -------       ----     --------
                                    89,508       4,928          0       94,436
                                  --------     -------       ----     --------
                                  $149,067     $20,004       $  0     $169,071
                                  ========     =======       ====     ========

                                Conestoga
                               Enterprises,  TeleBeam,
                                   Inc.     Incorporated  Pro Forma    Combined
                               (Historical) (Historical) Adjustments   Pro Forma
                               ------------ ------------ -----------   ---------
                                               (in thousands)
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-
   term debt..................   $  3,000     $   947      $    0      $  3,947
  Accounts payable............      4,729       1,472           0         6,201
  Accrued expenses............      3,397       1,504           0         4,901
  Advance billings and
   customer deposits..........      2,099           0           0         2,099
  Other.......................          0         536           0           536
                                 --------     -------      ------      --------
Total current liabilities.....     13,225       4,459           0        17,684
                                 --------     -------      ------      --------
Long-term liabilities
  Long-term debt, less current
   maturities.................     38,500      12,151           0        50,651
  Accrued postretirement
   cost.......................      1,058           0           0         1,058
  Other.......................        909           0           0           909
                                 --------     -------      ------      --------
                                   40,467      12,151           0        52,618
                                 --------     -------      ------      --------
Deferred income taxes.........      9,520         530           0        10,050
                                 --------     -------      ------      --------
Redeemable preferred stock....     10,204           0           0        10,204
                                 --------     -------      ------      --------
Common Stockholders' Equity
  Common stock, $1 par value..      7,163          67         668 (1)     7,898
  Additional paid-in capital..     42,015       3,040        (893)(1)    44,032
  Retained earnings...........     26,675         (18)          0        26,787
  Accumulated other
   comprehensive income.......      1,559           0           0         1,559
  Less cost of treasury
   stock......................     (1,761)       (225)        225(1)     (1,761)
                                 --------     -------      ------      --------
                                   75,651       2,864           0        78,515
                                 --------     -------      ------      --------
                                 $149,067     $20,004      $    0      $169,071
                                 ========     =======      ======      ========
--------
(1) Pro forma adjustment to reflect par value of Conestoga shares to be issued.

(2) Historical and pro forma common stock outstanding as of September 30, 1999
    (in thousands of shares) were as follows:

  Conestoga common stock
   (historical)...............      7,163         --          --          7,163
  TeleBeam common stock.......        --        6,475      (6,475)          --
  Conestoga common stock to be
   issued.....................        --          --          735           735
                                                                       --------
                                                                          7,898
                                                                       ========
  Less Conestoga treasury
   stock......................        (95)        --          --            (95)
                                 --------     -------      ------      --------
                                    7,068       6,475      (5,470)        7,803

(3) The unaudited pro forma combined condensed financial statements are presented based on an assumption of the hypothetical value of a TeleBeam stock option determined by the difference between the exercise price of each option and the value of a share of TeleBeam common stock in the merger, which results in an exchange ratio of 0.09602 shares of Conestoga common stock.

   Conestoga common stock to be issued (in thousands)..................    735
   TeleBeam common stock outstanding plus assumed exercise of stock options (in thousands) ............................................  7,655
   Assumed exchange ratio.............................................. .09602

            Unaudited Pro Forma Combined Condensed Income Statement
           for the Nine Months ended September 30, 1999 and 1998, and the Years ended December 31, 1998, 1997 and 1996

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                 (Dollars in Thousands, except per share data)
                                  (unaudited)

                                 Conestoga
                                Enterprises,  TeleBeam,
                                    Inc.     Incorporated  Pro Forma  Combined
                                (Historical) (Historical) Adjustments Pro Forma
                                ------------ ------------ ----------- ---------
Operating revenues.............   $52,277      $12,032        $ 0      $64,309
Operating expenses.............    43,155       12,360          0       55,515
                                  -------      -------        ---      -------
Operating income (loss)........     9,122         (328)         0        8,794
Interest expense...............    (2,212)        (866)         0       (3,078)
Other income (expense), net....       195           62          0          257
                                  -------      -------        ---      -------
Income before (loss) income
 taxes.........................     7,105       (1,132)         0        5,973
Income taxes...................     3,735         (267)         0        3,468
                                  -------      -------        ---      -------
Net income (loss)..............   $ 3,370        ($865)       $ 0      $ 2,505
                                  =======      =======        ===      =======
Per share data:
  Basic earnings (loss) per
   common share................   $  0.42      $ (0.13)                $  0.27
  Diluted earnings (loss) per
   common share................      0.42        (0.13)                $  0.27
  Average shares outstanding--
   basic.......................     7,034        6,546                   7,663
  Average shares outstanding--
   diluted.....................     7,332        6,546                   8,037

--------
(1) No pro forma adjustments were made for merger related expenses.
(2) Additional Conestoga shares issued using assumed exchange ratio of .09602.

            Unaudited Pro Forma Combined Condensed Income Statement
           for the Nine Months ended September 30, 1999 and 1998, and the Years ended December 31, 1998, 1997 and 1996

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                 (Dollars in Thousands, except per share data)
                                  (unaudited)

                                 Conestoga
                                Enterprises,  TeleBeam,
                                    Inc.     Incorporated  Pro Forma  Combined
                                (Historical) (Historical) Adjustments Pro Forma
                                ------------ ------------ ----------- ---------
Operating revenues.............   $46,785      $10,461        $ 0      $57,246
Operating expenses.............    36,687        9,121          0       45,808
                                  -------      -------        ---      -------
Operating income...............    10,098        1,340          0       11,438
Interest expense...............    (2,155)        (671)         0       (2,826)
Gain on sale of partnership
 interest......................     7,749            0          0        7,749
Other income (expense), net....     1,237           63          0        1,300
                                  -------      -------        ---      -------
Income before income taxes.....    16,929          732          0       17,661
Income taxes...................     7,509          293          0        7,802
                                  -------      -------        ---      -------
Net income.....................   $ 9,420      $   439        $ 0      $ 9,859
                                  =======      =======        ===      =======
Per share data:
  Basic earnings per common
   share.......................   $  1.28      $  0.07                 $  1.24
  Diluted earnings per common
   share.......................      1.26         0.06                 $  1.21
  Average shares outstanding--
   basic.......................     6,972        6,093                   7,557
  Average shares outstanding--
   diluted.....................     7,493        6,893                   8,155

--------
(1) No pro forma adjustments were made for merger related expenses.
(2) Additional Conestoga shares issued using assumed exchange ratio of .09602.

            Unaudited Pro Forma Combined Condensed Income Statement
           for the Nine Months ended September 30, 1999 and 1998, and the Years ended December 31, 1998, 1997 and 1996

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                 (Dollars in Thousands, except per share data)
                                  (unaudited)

                                 Conestoga
                                Enterprises,  TeleBeam,
                                    Inc.     Incorporated  Pro Forma  Combined
                                (Historical) (Historical) Adjustments Pro Forma
                                ------------ ------------ ----------- ---------
Operating revenues.............   $62,833      $14,515        $ 0      $77,348
Operating expenses.............    50,263       12,932          0       63,195
                                  -------      -------        ---      -------
Operating income...............    12,570        1,583          0       14,153
Interest expense...............    (2,984)        (945)         0       (3,929)
Gain on sale of partnership
 interest......................     7,740            0          0        7,740
Other income (expense), net....     1,611          (70)         0        1,541
                                  -------      -------        ---      -------
Income before income taxes.....    18,937          568          0       19,505
Income taxes...................     8,585          238          0        8,823
                                  -------      -------        ---      -------
Net income.....................   $10,352      $   330        $ 0      $10,682
                                  =======      =======        ===      =======
Per share data:
  Basic earnings per common
   share.......................   $  1.39      $  0.05                 $  1.33
  Diluted earnings per common
   share.......................      1.38         0.05                 $  1.30
  Average shares outstanding--
   basic.......................     6,971        6,147                   7,561
  Average shares outstanding--
   diluted.....................     7,519        6,941                   8,185

--------
(1) No pro forma adjustments were made for merger related expenses.
(2) Additional Conestoga shares issued using assumed exchange ratio of .09602.

            Unaudited Pro Forma Combined Condensed Income Statement
           for the Nine Months ended September 30, 1999 and 1998, and the Years ended December 31, 1998, 1997 and 1996

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                 (Dollars in Thousands, except per share data)
                                  (unaudited)

                                 Conestoga
                                Enterprises,  TeleBeam,
                                    Inc.     Incorporated  Pro Forma  Combined
                                (Historical) (Historical) Adjustments Pro Forma
                                ------------ ------------ ----------- ---------
Operating revenues.............   $56,185       $3,120        $ 0      $59,305
Operating expenses.............    40,633        2,920          0       43,553
                                  -------       ------        ---      -------
Operating income...............    15,552          200          0       15,752
Interest expense...............    (2,017)         (17)         0       (2,034)
Gain on sale of partnership
 interest......................     1,890            0          0        1,890
Other income (expense), net....     1,671           67          0        1,738
                                  -------       ------        ---      -------
Income before income taxes.....    17,096          250          0       17,346
Income taxes...................     7,782           88          0        7,870
                                  -------       ------        ---      -------
Net income.....................   $ 9,314       $  162        $ 0      $ 9,476
                                  =======       ======        ===      =======
Per share data:
  Basic earnings per common
   share.......................   $  1.25       $ 0.03                 $  1.18
  Diluted earnings per common
   share.......................      1.25         0.03                 $  1.17
  Average shares outstanding--
   basic.......................     6,930        5,833                   7,490
  Average shares outstanding--
   diluted.....................     7,487        6,235                   8,086

--------
(1) No pro forma adjustments were made for merger related expenses.
(2) Additional Conestoga shares issued using assumed exchange ratio of .09602.

            Unaudited Pro Forma Combined Condensed Income Statement
           for the Nine Months ended September 30, 1999 and 1998, and the Years Ended December 31, 1998, 1997 and 1996

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                 (Dollars in Thousands, except per share data)
                                  (unaudited)

                                 Conestoga
                                Enterprises,  TeleBeam,
                                    Inc.     Incorporated  Pro Forma  Combined
                                (Historical) (Historical) Adjustments Pro Forma
                                ------------ ------------ ----------- ---------
Operating revenues.............   $42,899       $2,923        $ 0      $45,822
Operating expenses.............    28,835        2,669          0       31,504
                                  -------       ------        ---      -------
Operating income...............    14,064          254          0       14,318
Interest expense...............    (1,297)         (66)         0       (1,363)
Other income (expense), net....     1,592           20          0        1,612
                                  -------       ------        ---      -------
Income before income taxes.....    14,359          208          0       14,567
Income taxes...................     5,853           70          0        5,923
                                  -------       ------        ---      -------
Net income.....................   $ 8,506       $  138        $ 0      $ 8,644
                                  =======       ======        ===      =======
Per share data:
  Basic earnings per common
   share.......................   $  1.27       $ 0.05                 $  1.23
  Diluted earnings per common
   share.......................      1.27       $ 0.04                 $  1.22
  Average shares outstanding--
   basic.......................     6,390        3,045                   6,682
  Average shares outstanding--
   diluted.....................     6,716        3,757                   7,077

--------
(1) No pro forma adjustments were made for merger related expenses.
(2) Additional Conestoga shares issued using assumed exchange ratio of .09602.

                                 RISK FACTORS

  You should consider the following risks in deciding whether or not to adopt the merger agreement and approve the merger. These matters should be considered along with the other information included or incorporated by reference in this proxy statement/prospectus.

Risks Relating to the Merger

  If the conditions of the merger are not met, the merger will not occur.

  Several conditions must be satisfied or waived to complete the merger. Conestoga and TeleBeam cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Conestoga and TeleBeam each may lose some or all of the intended benefits of the merger.

  Regulatory agencies may impose conditions on consents relating to the merger.

  A condition to the parties' obligations to complete the merger is that required governmental consents and approvals relating to the merger shall have been received without material restrictions or conditions, including that of the Pennsylvania Public Utility Commission. We cannot predict whether governmental authorities will impose material restrictions as a condition of their approval of the merger. Depending on the nature of any restrictions or conditions, such restrictions or conditions may jeopardize or delay completion of the merger, or lessen the anticipated benefits of the merger.

  Decreases in Conestoga's trading price will reduce the value of what TeleBeam shareholders receive in the merger.

  Any decrease in the market price of Conestoga common stock after the date of this proxy statement/prospectus will reduce the dollar value received by TeleBeam shareholders until the price decreases below $18.085, after which there will be an adjustment to the number of shares of Conestoga common stock to be received by the TeleBeam shareholders. Such price is measured by the average of the last reported bid and asked prices per share of Conestoga common stock quoted by each of the four principal market makers for the ten consecutive NASDAQ trading days ending four business days prior to the closing. We strongly encourage TeleBeam shareholders to obtain the current market price of Conestoga common stock before delivering their proxy. The NASDAQ symbol for Conestoga's stock is "CENI".

  The rights of holders of TeleBeam common stock will be different after the merger because Conestoga is a Pennsylvania corporation.

  Following the merger, TeleBeam shareholders will become shareholders of Conestoga. Since TeleBeam is a Delaware corporation, and Conestoga is a Pennsylvania corporation, there are important differences between the rights of holders of TeleBeam and Conestoga common stock, as discussed in "COMPARISON OF SHAREHOLDER RIGHTS".

Risks Relating to the Combined Company

  If Conestoga and TeleBeam do not integrate their technology and operations quickly and effectively, all of the potential benefits of the merger may not occur.

  Conestoga and TeleBeam cannot assure you that we will be able to integrate our technology and operations quickly and smoothly. There may be substantial difficulties, costs and delays involved in integrating Conestoga and TeleBeam, including:

  . distracting management from the business of the respective companies;

  . potential incompatibility of business cultures;

  . perceived adverse change in customer service standards, business focus, billing practices or service offerings available to customers;

  . perceived uncertainty in career opportunities and benefits available to employees;

  . costs and delays in implementing common systems and procedures; and

  . potential inefficiencies in delivering services to the customers of the combined company.

Any one or all of these factors may cause increased operating costs, lower than anticipated financial performance or the loss of customers and employees.

  Our industry is undergoing rapid technological change and our future success will depend on our ability to meet the changing needs of our industry.

  The telecommunications industry is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. The areas influenced by rapid technological change include:

  . transmission capacity;

  . switching equipment;

  . radio frequency utilization;

  . video technologies;

  . wireless communication technologies;

  . computer hardware and software;

  . computer networking; and

  . the Internet and high speed data access technologies.

We could incur substantial costs to modify our services or infrastructure in order to adapt to these changes. In particular, in order to succeed, Conestoga must:

  . rapidly complete and offer services under development;

  . design and use new technologies;

  . keep pace with changes in external technology and standards on which we depend; and

  . fulfill customer needs.

Our business could be adversely affected if we incur significant costs without adequate results, or find ourselves unable to adapt rapidly to these technological changes.

  We may not be able to hire and retain sufficient technical sales and marketing personnel that we need to succeed.

  Competition for qualified technical sales and marketing personnel in the telecommunications industry is intense, and we might not be able to hire and retain sufficient numbers of qualified personnel. As we expand our personal communications services and broadband fiber network initiatives, we will be required to hire more technical personnel, and will also need to substantially expand our sales operations and marketing efforts in order to increase market awareness and sales of the products and services we offer. If we fail to hire and retain sufficient numbers of qualified personnel, our business and results of operations will be negatively affected.

  Our industry is highly competitive and we cannot assure you that we will be able to compete effectively.

  The market for telecommunications services is highly competitive. In addition to the competitive risks described above of adapting to rapid technological change and being able to hire and retain skilled personnel, we also expect competition to intensify as current competitors expand their service offerings and new competitors enter the market. In particular, the increasing trend toward deregulation and the Telecommunications Act of 1996 have increased competition in numerous respects, including:

  . allowing competitive access providers and long distance carriers to offer alternative access for the origination and termination of long distance calls other than the local loop of local exchange carriers;

  . opening the local telephone markets of local exchange carriers to new competitors, such as AT&T, MCI, Sprint, cable television providers and other local exchange carriers; and

  . permitting local exchange carriers to enter into new lines of business such as the long distance telephone business and the sale of television services over telephone lines, satellite or (in certain circumstances) coaxial cable.

  Many of our new competitors have substantially greater financial, technical, marketing and other resources, better name recognition, and a larger installed base of customers than we do. In addition, certain of our competitors also have well-established relationships with our existing and prospective customers. Finally, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address customer needs and compete with our services. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a significant negative effect on our business and results of operations.

  The telecommunications industry is a highly regulated industry; changes in existing regulations or the addition of new regulations could negatively impact our business operations and profitability.

  Conestoga Telephone and Telegraph Company and Buffalo Valley Telephone Company are regulated by the Pennsylvania Public Utility Commission. An amendment to the Pennsylvania Public Utility Act, passed in 1993, streamlines rate regulation and methods for determining rates other than the rate of return regulation and procedures. This new regulation is known as Chapter 30. Conestoga and its subsidiaries may take advantage of the procedures permitted by this new regulation, which may offer some price stability, by providing universal broadband services by 2015. Both companies filed a plan to take advantage of this regulation in July 1998. In November 1999, both companies received permission to go ahead with their respective plans. We cannot currently determine the effect of complying with the new regulation on the future earnings and profits of Conestoga.

  A limited trading market for Conestoga common stock may prevent you from selling Conestoga shares when and as you desire.

  Conestoga's common stock is listed and traded on the NASDAQ National Market. During 1998 the average daily trading volume was 1,965 shares and during 1999 through November 15 the average daily trading volume was 3,245 shares. Because of such limited trading, sales of significant amounts of Conestoga common stock may be difficult and any such sales might have a material negative impact on the prevailing market price for Conestoga common stock.

  If our newly introduced and proposed services do not receive the market acceptance we expect, our business will be adversely affected.

  For the past several years, we have been developing our personal communications service, or PCS. PCS is a wireless communications service based on lower power and a higher frequency bandwidth than cellular service. It is anticipated to be more reliable, of better quality and less expensive than cellular. We were a successful bidder in FCC auctions for PCS bandwidth in the basic trading areas of Reading, Pottsville, Sunbury, Williamsport, and State College, Pennsylvania, which cover ten counties in southeastern and central Pennsylvania with a population of 970,000. PCS is a highly competitive business. We compete with cellular service providers and other PCS service providers throughout our PCS license area. At least three service providers have licenses or systems to compete with us in each license area. Additionally, the PCS system will be in competition with cellular service, which is already well established in our entire license area.

  TeleBeam is in the process of developing a broadband fiber network in the State College area and plans to develop similar networks in other markets throughout central Pennsylvania. The broadband networks will compete with a variety of other telecommunications providers. The extent to which these new services are accepted by the market will have a significant effect on our future earnings and prospects.

  Our PCS and broadband network initiatives will require additional financing and will therefore increase our debt to equity ratio.

  At December 31, 1998, we had already invested about $28 million in the PCS networking business, and we expect to invest approximately an additional $32 million over the next five years. As a result of the acquisition of TeleBeam, Conestoga will bear the entire financial burden and risk of building the broadband networks. The cost of the buildout of TeleBeam's broadband fiber network in State College is estimated to cost $11 million, and TeleBeam expects to incur similar costs to develop networks in other central Pennsylvania markets. We anticipate funding the balance of the cost of PCS and the building of the broadband networks through internally generated earnings, borrowings and/or raising additional equity.

  At December 31, 1998, we had approximately $44.3 million of long-term debt outstanding and approximately $11.7 million of redeemable preferred stock, compared to approximately $74.9 million of common equity. This resulted in a ratio of 43% debt and preferred stock to 57% equity, compared to a ratio of 35% debt to 65% equity at December 31, 1997. We will incur substantial additional indebtedness in order to complete the PCS infrastructure and the broadband network initiatives, which will likely result in an increased ratio of debt and preferred stock to equity.

  Such additional indebtedness will have significant impact upon our future operations, including:

  . we will incur significant interest expense along with significant preferred stock dividend and principal repayment obligations;

  . we are subject to significant unscheduled preferred stock redemption obligations because our outstanding preferred shares may be "put" by the holders of such stock;

  . our increased leverage may make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;

  . payment of dividends on our common stock, or future increases on the dividend rate of our common stock, may be restricted by covenants in our debt instruments or by the level of financial resources needed to service our additional debt and preferred stock; and

  . our significant future capital expenditures could adversely affect our continued ability to pay, or increase, dividends.

  Our non-regulated activities, which are subject to greater competition than our regulated business, constitute an increasing percentage of our total revenues.

  The proportion of our revenues derived from our non-regulated activities have been increasing in recent years. Such percentage increased from 13.9% in 1996 to 24.4% in 1998. All of our PCS revenues are non-regulated.
Consequently, as our offering of PCS services expands, an increasing proportion of our revenues will be derived from our non-regulated businesses.

  The shift from regulated to non-regulated revenues will afford us the opportunity for higher rates of return from prices that are not limited by PUC regulation. Such shift, however, will expose us to fluctuating rates of return from prices governed by market forces, not regulation. Our regulated revenue base, even with the advent of competition, has provided us with a relatively stable earnings base. With the growth of our non-regulated businesses, this stable earnings base will increasingly constitute a smaller portion, and the fluctuating earnings base governed by market force a greater portion, of our revenues. As a result of such shift, we will be more vulnerable to competition and economic downturns.

  We need to expand our management, information and processing systems and controls in order to support our anticipated growth.

  Our anticipated future growth, including the development and expansion of the PCS and broadband network initiatives, will place a significant strain on our management, information and processing systems and controls.

We cannot assure you that we will be able to adequately expand our technology resources to support our anticipated growth. Such systems are vital to our ability to control costs, bill customers, fulfill customer orders and achieve operating efficiencies. Our plans for the development and implementation of our operating support systems rely, for the most part, on choosing products and services offered by third party vendors and successfully integrating such products and services with our current systems. There may be many reasons why we fail to control the implementation of these systems, including:

  . failure of vendors to deliver products and services in a timely and effective manner and at acceptable costs;

  . our failure to adequately identify all of our information and processing needs;

  . failure of our related information systems;

  . our failure to effectively integrate such products or services; and

  . our failure to upgrade such systems as necessary.

  If we do not obtain and appropriately maintain required permits, building access agreements and rights-of-way, our operations will be adversely affected.

  In order to develop our PCS and broadband networks, we will be required to enter into many important relationships with third parties, including:

  . local franchises;

  . building access agreements;

  . rights to utilize underground conduit, pole space and other rights-of-way and fiber capacity; and

  . roaming alliances.

These arrangements must be entered into with a variety of third parties, including:

  . incumbent local exchange carriers;

  . competitive access providers;

  . utilities;

  . railroads;

  . long distance carriers;

  . state highway authorities;

  . local governments; and

  . transit authorities.

We cannot be certain that we will be able to maintain our existing franchises, permits and rights or obtain and maintain other required franchises, permits, and rights needed to implement our business expansion plans on acceptable terms.

  Potential year 2000 problems with our internal operating systems or third party software programs used by us could adversely affect our business.

  Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. We are heavily dependent on computer systems, and our internal systems, including those used to deliver our services, utilize third party hardware and software. If it comes to our attention that certain of our services need modification, or certain of our third party hardware or software is not year 2000 compliant, then we will try to make modifications to our services and systems on a timely basis. We do not believe that the cost of such modifications will materially affect our operating results, but we cannot assure you that we will be able to modify such products, services and systems in a timely and successful manner. The failure to do so would negatively affect our operating results.

  You should not rely on forward-looking statements because they are inherently uncertain.

  This proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this proxy statement/prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in this section and elsewhere in this proxy statement/prospectus.

                             THE TELEBEAM MEETING

General

  This proxy statement/prospectus is being furnished to holders of TeleBeam common stock in connection with the solicitation of proxies by the TeleBeam Board to be used at the TeleBeam meeting or any adjournment of the meeting.

  A proxy card has been enclosed with this proxy statement/prospectus for use by the TeleBeam shareholders.

  The TeleBeam meeting will be held on Monday, January 31, 2000, at 10 a.m., local time, at The Sleep Inn, 111 Village Drive, State College, Pennsylvania 16801.

Matters to be considered at the TeleBeam Meeting

  At the TeleBeam meeting, the TeleBeam shareholders will consider and vote on a proposal to approve and adopt the merger agreement. TeleBeam shareholders will also consider other matters that may properly come before the TeleBeam meeting or any adjournment of the meeting.

  If the merger agreement is not approved at the TeleBeam meeting, it is anticipated that TeleBeam's annual shareholders' meeting would be held in April, 2000. If the merger is approved, TeleBeam management does not anticipate that TeleBeam would hold its 2000 annual meeting unless the merger agreement is terminated.

TeleBeam Record Date; Shares Outstanding; Quorum

  Only shareholders of record of TeleBeam at the close of business on December 28, 1999 will be entitled to receive notice of the TeleBeam meeting, and only holders of record of TeleBeam common stock as of that date will be entitled to vote at the TeleBeam meeting. At the close of business on December 28, 1999, 6,474,518 shares of TeleBeam common stock were issued and outstanding. Each share of TeleBeam common stock entitles the holder to one vote. The presence at the TeleBeam meeting, in person or by proxy, of shareholders entitled to cast a majority of the votes at the TeleBeam meeting will constitute a quorum at the TeleBeam meeting.

Vote Required

  Pursuant to Delaware corporation law, the affirmative vote of a majority of the outstanding shares of TeleBeam common stock entitled to vote at the TeleBeam meeting, or 3,237,260 shares, is required to approve the merger agreement.

  As of December 28, 1999, the directors and executive officers of TeleBeam owned approximately 4,636,014 shares of TeleBeam common stock, or approximately 71.6% of the outstanding TeleBeam common stock entitled to vote at the TeleBeam meeting. See "BUSINESS OF TELEBEAM--Security Ownership of Certain Beneficial Owners and Management of TeleBeam." Management anticipates that the directors and executive officers of TeleBeam will vote all shares held by them in favor of the merger agreement.

Effect of Abstentions

  TeleBeam shareholders entitled to vote at the TeleBeam meeting may withhold authority to vote on the merger agreement. Abstentions will be considered as shares present and entitled to vote at the TeleBeam meeting for the purposes of determining the quorum, but will not be counted as votes cast in the affirmative. Therefore, abstentions by TeleBeam shareholders will have the effect of votes against the merger agreement.

Voting, Revocation and Solicitation of Proxies

  All TeleBeam common stock represented by properly executed proxies received at or before the TeleBeam meeting will be voted at the TeleBeam meeting in the manner specified by the holders of the shares, unless such proxies have been revoked before the vote. Proxies which do not contain voting instructions will be voted for approval of the merger agreement.

  TeleBeam management does not expect that any matter other than the approval of the merger agreement will be brought before the TeleBeam meeting. If, however, other matters are properly presented, the persons named as proxyholders will vote in accordance with their judgment with respect to these matters. In the event that TeleBeam's management desires to adjourn the TeleBeam meeting in order to solicit additional votes in favor of the merger, the persons named in the TeleBeam proxy card will not be permitted to use the discretionary authority granted by the proxy card to vote any TeleBeam shares which were voted against the merger in favor of any such adjournment.

  A shareholder who executes and returns a proxy on the enclosed form may revoke it at any time before it is voted. The giving of a proxy does not affect the right of shareholders to attend the TeleBeam meeting and vote in person. A shareholder's presence at the TeleBeam meeting, however, will not in itself revoke the shareholder's proxy. A shareholder may revoke a proxy at any time before it is exercised by filing with the Secretary of TeleBeam, at or before the TeleBeam meeting, a signed revocation or a proxy bearing a later date. Neither attendance at the TeleBeam meeting nor voting in person at the TeleBeam meeting will in itself constitute revocation of a proxy.

  TeleBeam will bear the cost of soliciting proxies from its shareholders. Proxies may be solicited by directors, officers and employees of TeleBeam. These directors, officers and employees will not be specifically compensated for these services, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with the proxy solicitation.

  TeleBeam shareholders should not send stock certificates with their proxy cards. As described below under the heading "THE MERGER--Terms of the Merger-- Delivery of Shares," each TeleBeam shareholder will be provided with materials for exchanging TeleBeam common stock as promptly as practicable after the effective date of the merger.

                                  THE MERGER

  The information contained in this proxy statement/prospectus regarding the merger is not intended to contain all of the information in the merger agreement. It is intended to summarize the most significant aspects of the merger agreement. We have attached the full merger agreement to this proxy statement/prospectus as Appendix A, and we incorporate it into this document by reference. We urge you to carefully read the full merger agreement. For a summary description of the merger, see "SUMMARY--The Merger."

Background of the Merger

 TeleBeam's Business

  TeleBeam provides telephone, cable and data transmission services primarily to businesses and multiple-dwelling unit residential customers in non-metropolitan areas throughout central and eastern Pennsylvania.

  The market for communication services, including telephone, cable and data transmission (fax/Internet/pager) services, is highly competitive. Traditionally, this competition has been fiercest in densely-populated metropolitan areas, where communication service companies can service the greatest number of customers with the least amount of equipment.

  TeleBeam provides its services primarily to businesses and multiple-dwelling unit residential customers, including people living in apartments, in less-competitive non-metropolitan areas throughout central and eastern Pennsylvania. Founded in 1992, TeleBeam is headquartered in State College, Pennsylvania. TeleBeam's goal is to develop a broadband fiber network connecting clusters of non-metropolitan service areas throughout central Pennsylvania. A broadband fiber network consists of fiber optic and coaxial cable and associated access, transport and termination electronics, which combined, allows the service provider to provide multiple communication services to customers as a "bundled" package through one service delivery venue. For instance, over its broadband network, TeleBeam can provide telephone, cable television and Internet access to customers as one seamless service. Customers pay only one service charge and deal with only one service provider.

  When the broadband network is complete, TeleBeam will be one of the only telecom service providers with the broadband capacity to deliver bundled services in central Pennsylvania. TeleBeam's management believes that this exclusivity will give it an early advantage as customers demand simpler and more robust communications service offerings and other service providers are required by competitive forces to establish their own networks. In addition, TeleBeam will be able to rent or sell the excess capacity on its broadband network to other communication service providers who need to transport high volumes of their customers' voice, video or data traffic between major metropolitan markets such as Pittsburgh and Philadelphia. Of course, this strategy is entirely dependent on TeleBeam's ability to complete its broadband network and offer bundled telecom services in central Pennsylvania before its competitors.

  TeleBeam common stock is not listed on NASDAQ or any stock exchange. No market maker holds an inventory position in TeleBeam. There is no established trading market for TeleBeam common stock. TeleBeam is not subject to the reporting requirements of the Exchange Act.

 Industry Overview

  The communications industry has experienced rapid and fundamental changes in recent years as a result of radical advances in technology, increased demand for communication services and increased competition.

  The provision of communication services, including local and long-distance telephone services, Internet access and cable television, is an approximately $250 billion a year business in the United States (source: FCC data). The development and wide-spread use of new technologies has dramatically increased the demand for communication services. These technologies include:

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

  . mobile and cellular phones;

  . pagers;

  . affordable personal computers;

  . networking software;

  . interactive video technologies; and

  . the Internet and high speed data access.

  Interactive video (for example, video conferencing) and other interactive broadband communication services are expected to further increase demand. As demand for communication services has increased, new service providers have entered the market with very competitive rates. Federal and state lawmakers have fostered this new competition with broad-sweeping legislation in the communication services area.

  Recent legislation aimed at providing greater market access to new service providers has significantly increased competition in the communication services industry, and forced service providers to find new, non-traditional income sources.

  As providers of telephone and data transmission services, TeleBeam and Conestoga are subject to federal, state and local government regulation. TeleBeam is subject to additional regulation at all levels because it also provides cable television services.

  At the federal level, TeleBeam and Conestoga are subject to federal legislation as enforced by the Federal Communications Commission. The FCC has jurisdiction over interstate and international communication services, which are transmissions that originate within a state and terminate in another state or country (for example, a telephone call from Pennsylvania to New York or Canada). The FCC has authorized TeleBeam to provide interstate telephone services throughout the United States and international service worldwide. In addition, the FCC has licensed TeleBeam to provide cable television services in State College, Pennsylvania. All of TeleBeam's agreements giving other communication service providers access to its network must be reviewed and approved by the FCC and state regulators.

  State government, generally the Public Utilities Commission or Public Service Commission, has jurisdiction over intrastate communication services, which are transmissions that originate and terminate within the same state (for example, a telephone call from Pittsburgh to Philadelphia). The Pennsylvania Public Utility Commission has authorized TeleBeam to provide local telephone services within the state. TeleBeam is also authorized to provide intrastate long distance telephone service in nine states.

  Over the last ten years, federal and state legislatures have passed numerous laws making it easier for new service providers to enter and compete in the market for communication services. The two central themes of this legislation are (1) increased network access, and (2) nondiscriminatory pricing. This legislation has seriously eroded the traditional competitive advantage for established communication service providers.

  Traditionally, the communications company that laid the cable in a geographic area controlled the service to that area. That company could provide access to its equipment in the area to selected competitors or not at all, solely at its discretion. It could also set artificially high prices for this access and charge different prices to different companies. As a result, it was very difficult for new service providers to enter a particular market unless they had something to offer the established companies in exchange for access at competitive rates or the money to install their own equipment in the area.

  The federal Telecommunications Act of 1996 and subsequent federal and state regulations vastly changed the traditional model of the communications industry. This legislation mandates that service providers grant access to their proprietary cable, switching centers and other physical facilities to their competitors. In addition, the legislation requires service providers to provide this access on nondiscriminatory terms and at

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

nondiscriminatory, and often discounted, prices. As a result, established communications companies can no longer use their advantage in physical facilities to keep new service providers out of their markets. Furthermore, access fees--traditionally a significant source of income--are no longer as profitable as they once were. Communications service providers, therefore, have been increasingly forced not only to compete with a greater number of providers, many of whom are smaller and have lower overhead costs (often because they do not own their own equipment), but also to find new, non-traditional sources of revenue.

  In addition to the legislation noted generally above, the FCC has broad regulations governing many aspects of TeleBeam's day-to-day operations, including:

  . equal employment opportunities;

  . syndicated program exclusivity;

  . network program non-duplication;

  . registration of cable systems;

  . records maintenance and inspection;

  . microwave frequency usage;

  . lockbox availability;

  . sponsorship identification;

  . antenna structure notification;

  . tower marking and lighting;

  . sports broadcast programming;

  . political broadcasts;

  . limitations on advertising in non-broadcast children's programming;

  . consumer protection and customer service;

  . ownership of home wiring;

  . indecent programming;

  . programmer access to cable systems;

  . programming agreements;

  . technical standards;

  . consumer electronics equipment compatibility; and

  . closed captioning.

  Cable televisions systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals.

  Because a cable communications system uses local streets and rights-of-way, cable communications service providers are often also subject to local regulation, typically imposed in the form of franchising requirements. Generally speaking, state and local regulations prohibit cable communications companies which have not qualified for and been granted a franchise in the designated geographical area from providing services in that area. The terms and conditions of state and local government franchises vary from one jurisdiction to another, but typically contain provisions governing rates, franchise fees (payable to the governmental body imposing the franchise requirements), system construction, and maintenance obligations and customer service standards.

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

  This section is not intended to describe all present and proposed federal, state and local legislation and regulations affecting the communication services industry. Other bills and administrative proposals pertaining to this industry, particularly to cable television services, have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by these governmental bodies relating to the regulation of communication services.

  Certain federal regulations and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. We cannot predict the ultimate outcome of these proceedings or the impact on TeleBeam, Conestoga and their businesses.

 TeleBeam Strategic Options

  In 1997, the Board of Directors and management of TeleBeam identified a major opportunity for TeleBeam to establish itself as a competitive local exchange carrier. TeleBeam believed that by constructing its own proprietary fiber and coaxial facilities and networks, it would be able to not only increase the services it offered and improve its gross margins, but also attract existing customers to purchase all of their telephone, cable and Internet access services from a single service provider, namely TeleBeam. The construction of these facilities, however, was a major capital expense for TeleBeam which could not be financed from its normal cash flow and lending sources. The Board of Directors therefore authorized management to explore several strategic options to fund these plans, including raising new equity and debt and/or establishing strategic alliances with other telecommunications providers within TeleBeam's geographic service area.

  In April 1999, TeleBeam engaged the services of Amsterdam Pacific Securities LLC, an investment banking firm in San Francisco, California. Amsterdam Pacific agreed to act as TeleBeam's financial advisor to assist TeleBeam in raising new debt and equity for the execution of its business plan. At the same time, Amsterdam Pacific initiated discussions with other telecommunications companies for potential strategic partnerships with TeleBeam.

Merger Negotiations

  In September 1999, management of Conestoga and TeleBeam held preliminary discussions about both companies working with each other in a partnership to develop TeleBeam's business plan and also assisting Conestoga with implementing some of the data technology aspects of TeleBeam's plan throughout Conestoga's network. Both companies executed a non-disclosure agreement on September 14, 1999, and on or about September 16, 1999, TeleBeam released certain information to Conestoga so that Conestoga could better evaluate the partnership concept.

  During the latter part of September and early October, TeleBeam continued to pursue its debt and equity raising initiatives with the assistance of Amsterdam Pacific, while also continuing its conversations with management of Conestoga regarding partnering opportunities. During this period, TeleBeam's discussions with Conestoga also expanded to include a possible acquisition by Conestoga of TeleBeam.

  On October 5, 1999, Conestoga's management visited TeleBeam's offices in State College. As a result of that visit and an analysis of TeleBeam's business and business plans, Conestoga's management decided that the opportunity to acquire TeleBeam was attractive to Conestoga. On October 14, 1999, Albert H. Kramer, President of Conestoga and Harrison Clement, President of Infocore (a wholly-owned subsidiary of Conestoga), contacted Ara M. Kervandjian, President and Chief Executive Officer of TeleBeam, regarding the possibility of merging TeleBeam with Conestoga. Mr. Kervandjian stated that he would discuss such a transaction with the TeleBeam Board of Directors as well as with the members of TeleBeam's management team. Subsequent to that meeting, TeleBeam submitted information to Conestoga for Conestoga's due diligence review.

  During ongoing negotiations, Conestoga proceeded with its due diligence efforts. In connection with this due diligence review, Conestoga used the services of several professional organizations, including Barley,

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

Snyder, Senft and Cohen, LLC, counsel to Conestoga, Beard and Company, Inc., its independent public accounting firm, and JSI Capital Advisors, LLC. The purpose of the due diligence program was to further evaluate TeleBeam's management team and various operational, financial and legal matters relating to TeleBeam. In connection with this process, several telephone conferences, meetings and facility site visits were scheduled by representatives of Conestoga with the management of TeleBeam.

  Conestoga's management presented its analysis of, and recommendations concerning, TeleBeam to the Board of Directors of Conestoga at its monthly meeting on October 26, 1999. Conestoga's legal counsel was present at the meeting. Management recommended the acquisition of TeleBeam. The Board discussed the proposed acquisition in terms of the assets and value of TeleBeam to be acquired, the consideration Conestoga should pay and the conditions that should attach to the transaction. The Board authorized management to offer to acquire TeleBeam for 715,000 shares of Conestoga common stock plus $500,000 in cash, provided that the principal officers of TeleBeam would enter into acceptable employment agreements including a covenant not to compete after the acquisition. The Board gave management some flexibility concerning the mix between Conestoga stock and cash to be paid for all of the outstanding stock of TeleBeam. The Board instructed management to structure the transaction so that it could be accounted for as a pooling of interests.

  On October 27, 1999, Mr. Kramer met with Mr. Kervandjian at the offices of TeleBeam in State College, Pennsylvania to present Conestoga's proposal to acquire all of the outstanding common stock of TeleBeam. Following Mr. Kramer's meeting with Mr. Kervandjian, Conestoga delivered a draft merger agreement to both TeleBeam's counsel and Mr. Kervandjian on October 29, 1999. A special meeting of the Board of Directors of TeleBeam was held on November 1, 1999, to discuss, among other matters, Conestoga's merger proposal. A majority of TeleBeam's directors, along with representatives of Amsterdam Pacific and Saul, Ewing, Remick & Saul LLP, counsel to TeleBeam, participated in the special meeting. Amsterdam Pacific provided the Board with a detailed evaluation of the proposed merger price in light of TeleBeam's financial results and industry group as well as publicly available financial and other information regarding Conestoga. However, due to the relatively small size of the merger, the Board decided that it would not be cost effective to obtain a fairness opinion. The Board also reviewed, with counsel, other substantive terms of the merger agreement. After due consideration, the members of the TeleBeam Board present at the special meeting unanimously approved the merger agreement. In addition, the TeleBeam Board voted unanimously in favor of recommending the approval of the merger agreement and merger to the TeleBeam shareholders, and directed that the transaction be submitted to the shareholders of TeleBeam for their approval.

  During the late afternoon of November 1, 1999, Mr. Kervandjian informed Mr. Kramer of the decision of the TeleBeam Board. TeleBeam and Conestoga management met in State College on November 3, 1999, with their counsel participating by telephone, to finalize the merger agreement, which was signed that evening. The execution of the merger agreement was publicly announced by Conestoga on November 4, 1999.

  After the merger agreement was signed, the parties agreed that Conestoga would issue 735,000 shares (subject to adjustment) of Conestoga common stock and no cash in the transaction in order to permit pooling of interests treatment of the transaction. The parties amended the merger agreement to reflect this change on November 12, 1999.

TeleBeam's Reasons for the Merger; Recommendation of the TeleBeam Board of Directors

  In reaching its determination that the merger with Conestoga will be beneficial to TeleBeam and its shareholders, the TeleBeam Board considered a number of factors, including the following:

  . TeleBeam's business, financial condition, earnings and prospects, and the current competitive conditions in the telecommunications industry, as well as the evaluation of the merger consideration by Amsterdam Pacific, and the belief that the terms of the merger agreement are attractive to TeleBeam shareholders;

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

  . the fact that there is no public market for the TeleBeam common stock and the Conestoga common stock to be exchanged in the merger will be publicly listed on NASDAQ, providing a significant increase in liquidity for TeleBeam shareholders;

  . the merger is structured to qualify as a tax-free exchange so that the TeleBeam shareholders will be able to convert their shares of TeleBeam stock into Conestoga common stock without incurring any federal income tax liability (other than as a result of the exercise or conversion of certain stock options or the receipt of cash in lieu of fractional shares);

  . the risks of the strategic option of remaining independent, including that TeleBeam must consummate multiple rounds of equity and debt offerings in order to expand its core business, placing TeleBeam at a competitive disadvantage to certain other communications companies whose access to capital may not be an issue;

  . from time to time in the past, TeleBeam management has had informal discussions with third parties about the possible acquisition of TeleBeam, and the merger consideration being offered by Conestoga was attractive in light of such prior discussions. Based upon this experience, the TeleBeam Board did not believe that it was likely that TeleBeam would receive a more attractive offer in the near term;

  . Conestoga's willingness to maintain the independent operations of TeleBeam and initially to retain the continued employment of all TeleBeam employees following the merger, enhancing the career opportunities of TeleBeam employees; and

  . the belief that most TeleBeam customers will continue to do business with the new entity because of the reputation of Conestoga and the wider range of communication services which TeleBeam will be able to offer in the future.

  The discussion above of the factors considered by the TeleBeam Board is not intended to be exhaustive, but is intended to include substantially all of the material factors considered by the TeleBeam Board. In view of the complexity and variety of factors considered by the TeleBeam Board, the TeleBeam Board did not consider it practical to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

Conestoga's Reasons for the Merger

  The Conestoga Board believes that the merger will benefit Conestoga, its shareholders and employees and will also benefit the TeleBeam shareholders who receive Conestoga common stock in the merger. Conestoga's strategic long range plan includes growing the company through acquisitions of other telecommunications firms and by participating in the expansion of the communications industry and the industry's developing technologies. The Conestoga Board believes that the merger offers Conestoga the opportunity to increase the diversity of telecommunication services it is capable of offering and to broaden its pool of talented telecommunication professionals, greatly increasing the capacity of Conestoga to compete in a competitive market and consequently increasing the value of Conestoga's common stock. Conestoga plans to operate TeleBeam following the merger as a stand-alone subsidiary. The Conestoga Board has concluded, in view of the foregoing and the factors set forth below, that the merger is in the best interests of Conestoga. In reaching its determinations and recommendations above, the Conestoga Board considered a number of factors, some but not all of which are described below:

  . Conestoga's strategic plan includes growth through the acquisition of service providers in the telecommunications industry, including firms like TeleBeam. The Board believes the merger with TeleBeam is consistent with the company's strategic plan.

  . The Conestoga Board's belief, based on its familiarity with the business of Conestoga and TeleBeam, and the combined financial conditions, earnings and prospects of the two companies, as well as the current conditions in the telecommunications industry, that the terms of the merger agreement are attractive to Conestoga's shareholders.

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

  . The Conestoga Board's belief that TeleBeam's telecommunications system, based in State College, Centre County, Pennsylvania, will complement its own telecommunications systems and enhance its ability to expand into State College and Centre County, Pennsylvania.

  . The Conestoga Board's belief that TeleBeam's long distance business will complement its own long distance business and that the combined long distance businesses will offer opportunities to achieve favorable pricing as a result of economies of scale.

  . The Conestoga Board's belief that the addition of TeleBeam's telecommunications services and products, areas of expertise, and pool of talented employees will better enable Conestoga to take advantage of the opportunities currently available in the telecommunications industry, such as developing and expanding Conestoga's wireless telecommunications services, providing ISDN and other broadband services to subscribers, expanding data communication services, and providing cable television services, while at the same time achieving cost savings due to economies of scale.

  . The Conestoga Board's confidence in, and respect for, the talented employees of TeleBeam who will be able to make a major contribution to Conestoga's future growth and economic well-being.

  . The opinion of JSI Capital Advisors, LLC that the consideration to be paid in the merger is fair, from a financial point of view, to the shareholders of Conestoga.

The Conestoga Board did not assign any specific or relative weights to the factors under its consideration.

  For the foregoing reasons, the Board of Directors of Conestoga believes that the merger is in the best interests of Conestoga's shareholders; has entered into the merger agreement; and has approved the issuance of Conestoga's common stock to the TeleBeam shareholders in the merger.

Terms of the Merger

 Effect of the Merger

  TeleBeam will be acquired by Conestoga, and will continue to operate as a wholly-owned subsidiary of Conestoga.

 Merger Consideration

  In connection with the merger, each share of TeleBeam common stock outstanding as of the effective time, and the value of TeleBeam stock options that are not exercised prior to the effective date, (other than TeleBeam common stock or options held by persons who have exercised appraisal rights) will be converted into and become a right to receive Conestoga common stock. For a description of the Conestoga common stock, see "DESCRIPTION OF CAPITAL STOCK OF CONESTOGA."

  The aggregate number of shares of Conestoga common stock to be exchanged in the merger will be 735,000 shares, subject to the following possible adjustments:

  If the market price of Conestoga common stock for a ten-day period shortly before the merger is completed is less than $18.085 per share, the total number of shares of Conestoga common stock issued in the merger will increase, calculated as follows:

    $18.085 divided by the market price and multiplied by 735,000.

  If the market price of Conestoga common stock for a ten-day period shortly before the merger is completed is greater than $21.085 per share, the total number of shares of Conestoga common stock to be issued will be decreased, calculated as follows:

    $21.085 divided by the market price and multiplied by 735,000.

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

If the price of Conestoga common stock falls below $15.00 per share for a ten-day period shortly before the merger is completed, TeleBeam may choose not to consummate the merger.

 Closing; Effective Time

  The merger agreement provides that the closing of the merger will occur on a mutually agreeable date no later than the fifth business day after satisfaction or waiver of certain conditions set forth in the merger agreement. See "THE MERGER--Terms of the Merger--Conditions to the Merger."

 Representations and Warranties

  TeleBeam and Conestoga have made certain customary representations and warranties in the merger agreement. The representations and warranties relate to, among other things:

  . proper organization, powers and qualifications of each corporation;

  . subsidiaries;

  . authorized capital stock;

  . authorization of the merger agreement;

  . absence of conflict with other agreements;

  . the consents and approvals that will be required for the consummation of the merger;

  . compliance with law;

  . adequacy of financial statements;

  . brokerage and other fees;

  . absence of false or misleading statements in the information supplied in connection with the merger; and

  . absence of false or misleading statements in financial and other documents.

  TeleBeam has made additional representations involving:

  . the absence of certain adverse changes or events, litigation or liabilities other than those previously disclosed;

  . contracts;

  . labor relations;

  . employee benefit plans;

  . title to assets;

  . compliance with applicable laws;

  . insurance;

  . dividends and stock purchases;

  . franchises, licenses or permits;

  . patents and trademarks;

  . conduct of its business in the ordinary course; and

  . tax free reorganization matters.

  Conestoga has made additional representations as to:

  . the valid issuance of the Conestoga common stock in the merger;

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

  . filing of all tax and other returns and reports; and

  . the delivery of, and absence of false information in, reports filed with the SEC.

 Conduct of Business Pending the Merger

  TeleBeam has agreed that (except as expressly contemplated or permitted by the merger agreement or to the extent that Conestoga otherwise consents in writing), between the date of the merger agreement and the time when the merger becomes effective:

  . it will conduct its business in the ordinary course, consistent with past practice;

  . it will conduct its business so as to cause the representations and warranties made in the merger agreement to be true on the closing date of the merger;

  . it will use its reasonable best efforts to maintain services of its employees and goodwill with suppliers, customers and other third parties with whom it does business;

  . it will not change its capital structure and will not issue or sell any capital stock, options or other rights to acquire any capital stock, or any securities convertible into capital stock, except for the issuance of common stock as a result of the exercise of stock options granted prior to the date of the merger agreement under the TeleBeam Equity Compensation Plan;

  . it will not declare, set aside or pay any dividends or repurchase capital stock;

  . it will not amend its charter document or bylaws;

  . it will not enter into or amend any employment contracts or employee benefit plan, materially increase contributions to employee benefit plans, or, except in the ordinary course consistent with past practice, increase compensation, except for bonuses awarded to management employees in the ordinary course for year end 1999;

  . it will not incur or guarantee any debt, except in the ordinary course consistent with past practice;

  . it will not sell or dispose of any assets except for sales of inventory in the ordinary course of business consistent with past practice;

  . it will not change in any material respect its accounting or tax practices, policies or principles;

  . it will not cancel or waive any debts or claims having a value of $10,000 in the aggregate;

  . it will pay all taxes as they become due, file all federal, state, local and foreign tax returns within the time and in the manner prescribed by law, and collect or withhold all taxes required to be collected or withheld from employees, independent consultants or other third parties;

  . it will not file any amended tax return or enter into a settlement of any audit or other tax dispute with the IRS or any other taxing authority;

  . it will not materially change its existing pricing structure, fees and charges structure, marketing and promotional plans and policies; and

  . it will not enter into, or modify, any existing lease or contract, except in the ordinary course consistent with past practice.

 Certain Covenants

  Pursuant to the merger agreement, each of TeleBeam and Conestoga has agreed, from the date of the merger agreement to the effective time of the merger:

  . to promptly inform the other party in writing if any information set forth in the schedules to the merger agreement is not accurate or complete in all material respects;

  . that TeleBeam will give Conestoga reasonable access to its personnel, properties, books, contracts, documents and records;

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

  . to obtain all consents, approvals and authorizations required by the merger agreement;

  . to use reasonable best efforts to satisfy all conditions of the merger agreement; and

  . to refrain from making, issuing or releasing any public announcements concerning the merger without making a good faith effort to inform the other party.

  Pursuant to the terms of the merger agreement, TeleBeam has agreed:

  . to call and hold a meeting of its shareholders for the purpose of voting on the merger agreement;

  . prior to the closing date, to deliver to Conestoga letters regarding affiliates for purposes of Rule 145 under the Securities Act; and

  . to provide Conestoga with all proxy materials which TeleBeam intends to use in connection with the merger.

  Pursuant to the terms of the merger agreement, Conestoga has also agreed:

  . to file the Registration Statement with the SEC to register the Conestoga common stock to be issued in the merger, and use its reasonable best efforts to cause the Registration Statement to become effective;

  . to file all applicable state securities applications and use its reasonable best efforts to qualify the Conestoga common stock to be issued in such states; and

  . to file an application with the NASDAQ National Market to list the Conestoga common stock issuable in connection with the merger, and to use its reasonable best efforts to obtain approval of such application upon official notice of issuance.

 Employment Contracts with TeleBeam Employees

  TeleBeam has agreed to employ Ara M. Kervandjian, President and Chief Executive Officer of TeleBeam, for a period of three years following the effective date, and to employ the following employees of TeleBeam for a period of two years following the effective date: Heidi A. Nicholas, Senior Vice President of Finance and Chief Financial Officer; Mark J. Fetterolf, Senior Vice President of Operations; Jeffery C. Almoney, Senior Vice President and Chief Technology and Information Officer; and Troy A. Knecht, Vice President of Technical Operations. These persons may only be fired during such period for due cause. During the periods of their contracts, TeleBeam has agreed to provide these persons with the fringe benefits which were provided to them by TeleBeam before the merger. Mr. Kervandjian's agreement also provides that, if during the three year term of his agreement a third party acquires control of Conestoga, he would be entitled to receive at least two times his annual salary within fifteen days after his termination of employment within such three year period. The agreement of each of the others provides that, if during the two year term of their agreements a third party acquires control of Conestoga, Ms. Nicholas and Messrs. Fetterolf, Almoney and Knecht, respectively, are entitled to receive at least one and one-half times his or her annual salary within fifteen days after his or her termination of employment within such two year period. In turn, Messrs. Kervandjian, Fetterolf, Almoney and Knecht and Ms. Nicholas agree for a period of one year after the termination of their employment not to compete with Conestoga and its subsidiaries in any facet of the telecommunications business carried on by any of the Conestoga companies as of the date of termination in the territory encompassed by the State College, Reading, Pottsville, Sunbury and Williamsport basic Trading Areas, as defined by the Federal Communications Commission for the issuance of personal communication services licenses, and not to solicit the customers of Conestoga and its subsidiaries.

 No Solicitation; Pursuit of Other Transactions

  In the merger agreement, TeleBeam has agreed that, except as described below, it will not, nor will it authorize anyone else to encourage or initiate discussions or negotiations with any third party relating to any proposal to acquire TeleBeam's assets or shares as more specifically described in the merger agreement.

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

TeleBeam has agreed to promptly notify Conestoga orally and in writing of any inquiries or proposals regarding any such acquisition.

  TeleBeam, however, is permitted to disclose information to, and to engage in discussions and negotiations concerning an acquisition with a third party who makes a bona fide offer to acquire TeleBeam assets or shares on terms that are more favorable to the TeleBeam shareholders than the terms of the merger, and who can reasonably be expected to complete the transaction on those terms, but only if discussions and negotiations are required by reason of the fiduciary obligations of the directors of TeleBeam. In addition, TeleBeam is permitted, subject to its obligation to pay Conestoga a termination fee, to terminate the merger agreement and accept such an offer.

 Conditions to the Merger

  The obligations of TeleBeam and Conestoga to consummate the merger are subject to, among other things, the satisfaction of the following conditions:

  . the performance by each of them of their respective obligations under the merger agreement and the accuracy of their respective representations and warranties in that document;

  . approval of the merger agreement by the shareholders of TeleBeam;

  . execution and delivery of employment agreements by Ara M. Kervandjian, President and Chief Executive Officer, Heidi A. Nicholas, Senior Vice President of Finance and Chief Financial Officer, Mark J. Fetterolf, Senior Vice President of Operations, Jeffery C. Almoney, Senior Vice President and Chief Technology and Information Officer, and Troy A. Knecht, Vice President of Technical Operations;

  . the absence of any injunctions which would prevent the consummation of the merger;

  . the absence of any action, suit or proceeding against TeleBeam or Conestoga brought by the Antitrust Division of the Department of Justice or the Federal Trade Commission challenging the merger;

  . the listing on the NASDAQ National Market of the shares of Conestoga common stock issuable in connection with the merger;

  . the effectiveness of the Registration Statement and the absence of stop orders suspending the effectiveness; and

  . the receipt of approval of the merger pursuant to the Hart-Scott-Rodino
    Act, which has been granted.

  The obligations of Conestoga to consummate the merger are further subject to:

  . the receipt by Conestoga of letters from TeleBeam's affiliates for purposes of Rule 145 under the Securities Act;

  . the exercise of appraisal rights by the holders of no more than 10% of the outstanding TeleBeam common stock;

  . the receipt by Conestoga of an opinion from Saul, Ewing, Remick & Saul, LLP, counsel to TeleBeam, in form and substance reasonably satisfactory to Conestoga and its counsel; and

  . the receipt by Conestoga of the written resignations of those TeleBeam directors and officers designated by Conestoga.

  The obligations of TeleBeam and of Conestoga to consummate the merger are also subject to the receipt of an opinion from Saul, Ewing, Remick & Saul, LLP, tax counsel to TeleBeam, as to certain tax matters.

 Waiver; Amendment

  Prior to the time the merger becomes effective, any provision of the merger agreement may be: (a) waived by the party benefited by the provision, by board of directors or authorized officer action, if in the judgment of such board or such officer the waiver would not have a material adverse effect on the benefits intended to its shareholders; or (b) amended or modified at any time by an agreement in writing duly authorized and executed by each of the parties, except that after approval of the merger agreement by the shareholders of TeleBeam or Conestoga, no amendment which by law requires approval by the shareholders of TeleBeam or Conestoga may be made without such shareholder approval.

 Termination

  Even if the merger agreement is approved by the shareholders of TeleBeam, the merger agreement may be terminated and the merger abandoned at any time prior to the closing date: (a) by mutual consent of Conestoga and TeleBeam,
(b) by either TeleBeam or Conestoga in the event (i) of a material breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, or (ii) if the merger has not become effective on or by June 30, 2000, unless the failure is due to the breach of the merger agreement by the party seeking to terminate or the parties agree to extend the date by which the merger must become effective; or (iii) by TeleBeam if, for a ten-day period shortly before consummation of the merger, the price per share of Conestoga common stock is less than $15.00.

  TeleBeam may terminate the merger agreement, subject to its obligations to pay the termination fee described below, in order to accept an offer by a third party to acquire stock or assets of TeleBeam on terms that the TeleBeam Board concludes are more favorable to the TeleBeam shareholders than the merger.

 Fees and Expenses

  Except as set forth below, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger shall be paid by the party incurring such costs. If the merger is consummated, costs incurred by TeleBeam will ultimately be reflected in Conestoga's consolidated financial position.

  Conestoga has paid the $45,000 Hart-Scott-Rodino Act filing fee.

  In the three following circumstances, TeleBeam has agreed to pay Conestoga a break-up fee of $250,000: (i) Conestoga terminates the merger agreement because TeleBeam breaches it; (ii) TeleBeam terminates the merger agreement in order to accept a better offer as described earlier; and (iii) either Conestoga or TeleBeam terminates the merger agreement because the required approval of TeleBeam's shareholders has not been obtained.

  Conestoga has agreed to pay TeleBeam a break-up fee in the amount of $250,000 plus a reimbursement of $110,000 to TeleBeam to cover a terminated transaction expense if the merger agreement is terminated by TeleBeam because Conestoga breaches it.

 Conversion of TeleBeam Shares

  On the date the merger becomes effective, all outstanding TeleBeam common stock and the value of all TeleBeam stock options that have not been exercised prior to that day shall be converted into Conestoga common stock, except for fractional shares and appraisal shares. For a description of the TeleBeam shareholder action required to perfect appraisal rights, see "THE MERGER-- Appraisal Rights."

 No Fractional Shares

  No fractional shares of Conestoga common stock or script certificates will be issued in connection with the merger. Instead, each holder of shares of TeleBeam common stock who would otherwise be entitled to a fraction of a share of Conestoga common stock will be paid cash in an amount equal to such fraction multiplied by an amount equal to the average of the last reported bid and ask prices per share of Conestoga common stock on the effective date, as reported on the NASDAQ Quotation System. No such holder will be entitled to dividends, voting rights or other rights in respect of any such fractional shares.

 Delivery of Shares

  As soon as practicable after the effective date, each TeleBeam shareholder and each holder of TeleBeam stock options that have not been exercised prior to the effective date will be mailed instructions, a form letter of transmittal and any materials to be used to surrender certificates representing TeleBeam common stock or cancel TeleBeam stock options in exchange for certificates representing the Conestoga common stock (and cash in lieu of fractional shares) which such holder is entitled to receive pursuant to the merger. All surrendered certificates and options will be cancelled.

  Dividends or other distributions on Conestoga common stock which are declared or made after the effective date will be withheld with respect to shares of Conestoga common stock issued pursuant to the merger until the certificates for the TeleBeam common stock or options which were converted into withheld shares of Conestoga common stock have been surrendered and replaced with Conestoga common stock certificates. Withheld dividends or other distributions will not receive interest.

  No transfer taxes will be due from TeleBeam shareholders in connection with the exchange of certificates except that, if any Conestoga certificate is to be issued in a name other than the name in which the surrendered TeleBeam common stock is registered, transfer taxes may be due, and the person requesting such exchange must pay Conestoga any transfer or other taxes required in connection therewith or satisfy Conestoga that the tax has been paid or is not applicable.

  TeleBeam shareholders should not surrender their TeleBeam common stock certificates for exchange until they have received instructions and other materials. However, TeleBeam shareholders are urged to notify TeleBeam now at
(814) 238-0000 ext. 2238, if their certificates are lost, stolen or destroyed, in order to begin the process of issuance of replacement certificates.

Interest of Certain Persons in the Merger

  Certain directors and officers of TeleBeam have interests in the merger that are in addition to their interests as shareholders of TeleBeam generally. Specifically, TeleBeam will enter into employment agreements with Ara M. Kervandjian, Heidi A. Nicholas, Mark J. Fetterolf, Jeffery C. Almoney and Troy
A. Knecht. See "THE MERGER--Terms of the Merger--Employment Contracts with TeleBeam Employees."

Accounting Treatment

  We intend for the merger to be accounted for as a pooling of interests, which means that we will treat our companies as if they had previously been combined for accounting and financial reporting purposes.

Certain Federal Income Tax Consequences

  The following is a summary of the anticipated material federal income tax consequences of the merger. Your individual circumstances may affect the tax consequences of the merger to you. We are providing no information herein with respect to the tax consequences of the merger under applicable foreign, state or local laws. Consequently, you are advised to consult your own tax advisor as to the specific tax consequences of the merger.

  We structured the merger to qualify as a tax free reorganization under the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Accordingly, for federal income tax purposes:

    (i) no gain or loss will be recognized by TeleBeam or Conestoga due to the merger;

    (ii) except for any cash received in lieu of fractional shares, no gain or loss will be recognized by holders of TeleBeam common stock who only receive Conestoga common stock in exchange for their TeleBeam common stock;

    (iii) the basis of the Conestoga common stock to be received by a TeleBeam shareholder will generally be the same as the basis of the TeleBeam common stock surrendered in exchange, less any basis attributable to any fractional shares for which cash is received; and

    (iv) the holding period of the Conestoga common stock to be received by a shareholder of TeleBeam will include the period during which the TeleBeam common stock surrendered in exchange was held, provided that the TeleBeam common stock surrendered was held as a capital asset on the date of the exchange.

  Holders of TeleBeam stock options who have not exercised such options prior to the closing date of the merger will receive Conestoga common stock equal to the deemed value of such holders' TeleBeam stock options. Such option holders shall be considered as receiving ordinary income equal to the fair market value of the Conestoga common stock received.

  You are encouraged to consult your own tax advisor as to particular facts and circumstances which may be unique to you and not common to shareholders as a whole and also as to any estate, gift, state, local or foreign tax consequences arising out of the merger and/or any sale thereafter of Conestoga common stock received in the merger.

Appraisal Rights

 TeleBeam shareholders have appraisal rights under Delaware law.

  Under the Delaware General Corporation Law, TeleBeam shareholders have the right to object to the merger and receive cash for the fair value of the TeleBeam common stock they held before the merger if the merger is completed. Fair value means the fair value of the shares immediately before completion of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in the value of the shares resulting from the accomplishment or expectation of the merger. Conestoga shareholders do not have appraisal rights in connection with the merger.

  Below is a summary of the steps TeleBeam shareholders must take to properly exercise their appraisal rights. Section 262 of the Delaware General Corporation Law sets out these steps in detail. A copy of this Section is attached as Appendix B to this proxy statement/prospectus. We encourage all TeleBeam shareholders to read Section 262 carefully.

  TeleBeam shareholders must take each step in the order listed and exactly as directed in the statute to perfect their appraisal rights. Otherwise, they will receive the Conestoga stock for their TeleBeam common stock described in the merger agreement. See "THE MERGER--Terms of the Merger--Merger Consideration."

  Any written notice or demand required in connection with the exercise of appraisal rights may be sent to TeleBeam at its principal office in State College, Pennsylvania.

Steps to Properly Exercise Appraisal Rights

  1. TeleBeam shareholders wishing to exercise their appraisal rights must deliver written demand for appraisal of their shares to TeleBeam before the vote on the merger at the TeleBeam special meeting. This demand will be sufficient if it reasonably informs TeleBeam of the shareholder's identity and intention to demand the appraisal of his or her shares of TeleBeam common stock. A proxy or vote against the merger will not constitute a demand for appraisal rights. However, shareholders wishing to exercise their appraisal rights must not vote in favor of, or otherwise consent to, the merger and must continue to hold their shares through the effective date of the merger. Shareholders demanding appraisal rights will not be entitled to vote their TeleBeam shares or to receive payments of dividends or other distributions on the stock.

  2. Within 10 days after the merger becomes effective, TeleBeam will send written notice to each TeleBeam shareholder who has properly demanded appraisal rights and has not voted in favor of or consented to the merger. No notice will be given if the merger is not completed, but TeleBeam shareholders will continue to hold their shares in that case.

  3. At any time within 60 days after the merger becomes effective, TeleBeam shareholders who have demanded appraisal rights will be entitled to withdraw their demand and to accept the Conestoga common stock offered in the merger. Shareholders who withdraw their demand for appraisal rights will no longer be entitled to appraisal rights in connection with the merger.

  4. Within 120 days after the effective date of the merger, shareholders who have properly demanded appraisal of their TeleBeam shares in accordance with the statute will be entitled, upon written request to the corporation surviving the merger, to receive a statement of the number of TeleBeam shareholders who have similarly demanded appraisal and the total number of shares subject to appraisal. The surviving corporation will mail this written statement to a requesting shareholder within 10 days after it receives the shareholder's written request for the statement, or 10 days after the period for delivery of demands for appraisal expires, whichever is later.

  5. Also within 120 days after the merger becomes effective, the corporation surviving the merger or any TeleBeam shareholder who has properly demanded appraisal, and not withdrawn that demand, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the TeleBeam common stock held prior to the merger by all shareholders who have properly demanded appraisal rights. If no petition for an appraisal is filed within 120 days after the effective date of the merger, no shareholder will be entitled to an appraisal of his or her shares in connection with the merger.

  6. If a shareholder files the petition, a copy of the petition will be served on the surviving corporation. The surviving corporation will then have 20 days in which to file a duly verified list of the names and addresses of all shareholders who have demanded payment for their shares, and with whom the surviving corporation has not reached agreement as to the value of their shares, with the office of the Register in Chancery in which the shareholder filed the petition. If the surviving corporation files the petition, it must file the verified list with the petition.

  The Court may order the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving corporation and the shareholders included on the list. The notice will also be published one or more times at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or another publication chosen by the Court. The Court must approve the form of notice. The surviving corporation will pay the cost of providing the notices.

  7. At the hearing on the petition, the Court will determine the TeleBeam shareholders who have properly demanded and become entitled to appraisal rights. The Court may require the shareholders who have demanded an appraisal of their shares to submit their certificates of stock to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings. If any shareholder fails to submit their certificates when requested to do so, the Court may dismiss the proceedings as to that shareholder.

  8. Typically, after determining the shareholders entitled to an appraisal, the Court will appraise the shares, determining their fair value together with a fair rate of interest, if any, to be paid on the amount determined to be the fair value. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving corporation would have had to pay to borrow money during the time the proceeding was pending. On application by the surviving corporation or by any shareholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may conduct a trial on the appraisal before determining the shareholders entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving corporation and who has submitted his or her certificates of stock to the Register in Chancery, if required by the Court, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights under Delaware law.

  Holders of TeleBeam common stock considering exercising appraisal rights should recognize that the fair value of their shares determined by the Court could be more than, the same as or less than the consideration they are entitled to receive pursuant to the merger agreement if they do not exercise appraisal rights.

  9. The Court will direct the surviving corporation to pay to the shareholders entitled to appraisal the fair value of the shares, together with interest, if any. Interest may be simple or compound, as the Court may direct. Payment will be made to each shareholder upon the surrender to the corporation of the certificates representing the TeleBeam stock. The Court's decree may be enforced in the same way other decrees in the Court of Chancery may be enforced.

  10. The Court may order the surviving corporation, the shareholders, or both to pay the costs of the appraisal proceeding. Upon application of a shareholder, the Court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal. No appraisal proceeding in the Court of Chancery will be dismissed as to any shareholder without the approval of the Court, and the Court may set any conditions on the dismissal as it deems just.

                              RESALE RESTRICTIONS

  The Conestoga common stock issuable in the merger has been registered under the Securities Act, but such registration does not cover resales by shareholders of TeleBeam who may be deemed to control, be controlled by or be under common control with TeleBeam or Conestoga at the time of or after the merger; such people may be deemed to be "affiliates" of TeleBeam or Conestoga. Affiliates may not sell the Conestoga common stock acquired in the merger except pursuant to: (i) an effective registration statement under the Securities Act covering such shares; (ii) the conditions contemplated by paragraph (d) of Rule 145; or (iii) another applicable exemption from the registration requirements of the Securities Act. Rule 145, as currently in effect, imposes restrictions on the manner in which affiliates may make resales and also on the quantities of resales which affiliates, and others with whom they act in concert, may make within any three-month period.

  The merger agreement requires as a condition to the merger that each affiliate of TeleBeam enter into an agreement not to sell Conestoga common stock acquired in the merger except as allowed by the Securities Act.

  Persons who may be deemed to be affiliates of TeleBeam include directors, officers and certain large holders of TeleBeam common stock. Management of TeleBeam will notify those persons whom it believes may be such affiliates. TeleBeam shareholders who are not deemed to be affiliates may sell their Conestoga common stock without being subject to the above restrictions.

                   DESCRIPTION OF CAPITAL STOCK OF CONESTOGA

  As of November 30, 1999, Conestoga's authorized capital stock consisted of 20,000,000 shares of common stock, par value $1.00 per share, 7,068,664 shares of which were issued and outstanding, and 900,000 shares of $3.42 Series A preferred stock, 156,979 shares of which were issued and outstanding.

Conestoga Common Stock

  The following description of the Conestoga common stock is not intended to be complete and is qualified in its entirety by reference to Conestoga's Articles of Incorporation, a copy of which is on file with the SEC.

 Voting Rights

  Generally, with respect to all matters upon which shareholders are entitled to vote (including the election of directors) or to which shareholders are entitled to give consent, the holders of the outstanding Conestoga common stock are entitled to cast one vote for each share of Conestoga common stock held. However, each shareholder has cumulative voting rights in all elections for directors, which is the right to cast as many votes in the aggregate as equal the number of shares held by him or her multiplied by the number of directors to be elected, and each shareholder may cast a whole number of votes for one candidate or distribute such votes among two or more candidates.

 Ranking

  The Conestoga common stock ranks, with respect to the payment of dividends or distribution of assets upon liquidation, junior to the Conestoga $3.42 Series A preferred shares.

 Dividends and Distributions

  The Conestoga common stock receives such dividends as are from time to time declared by the Conestoga Board, subject to the prior payment of the dividends due on the Conestoga $3.42 Series A preferred shares.

  In the case of dividends or other distributions payable in stock or stock split-ups or divisions, shares of Conestoga shall be distributed only with respect to Conestoga common stock.

 Liquidation Rights

  In the event of dissolution, liquidation or winding up of Conestoga, whether voluntary or involuntary, holders of the Conestoga common stock are entitled to payment out of the assets of Conestoga ratably in accordance with the number of shares held by them, respectively, subject to the prior liquidation rights of the Conestoga $3.42 Series A preferred shares.

 General

  Conestoga serves as the transfer agent and registrar for Conestoga common stock.

Conestoga $3.42 Series A Preferred Shares

  The following description of the material terms of the Conestoga $3.42 Series A preferred shares is not intended to be complete, and is qualified in its entirety by reference to Conestoga's Articles of Incorporation, a copy of which is on file with the SEC.

  The Conestoga $3.42 Series A preferred shares were issued to some of the shareholders of Buffalo Valley Telephone Company as a form of payment for Conestoga's acquisition of Buffalo Valley.

 Rank

  The Conestoga preferred shares rank, with respect to the payment of dividends or distribution of assets upon liquidation, senior to Conestoga's common stock, or any other class or series of Conestoga stock expressly stated to rank junior to the Conestoga preferred shares. The Conestoga preferred shares rank pari passu with any other class or series of Conestoga stock expressly stated to be on a parity with the preferred shares. As discussed below under "--Voting Rights", Conestoga may not issue any stock ranking senior to the Conestoga preferred shares without the consent of the holders, voting together as a single class, of the preferred shares and any outstanding class of stock expressly stated to be on a parity with the Series A preferred stock.

 Dividends

  Holders of the Conestoga preferred shares are entitled to receive, as and if declared by the Conestoga Board out of Conestoga funds legally available therefor, cash dividends at an annual rate of $3.42 per share. Dividends are paid in equal semi-annual installments of $1.71 and are cumulative. No interest is payable in respect of any dividend payments which may be in arrears. So long as Conestoga has funds legally available for such purpose, the Conestoga Board has a mandatory duty to declare and pay dividends on the Conestoga preferred shares (as well as to make required redemptions of Conestoga preferred shares), and holders shall have the right to specifically enforce declaration and payment of dividends (as well as required redemptions) to the extent permitted by Section 1521(b) of the Pennsylvania Business Corporation Law.

  Unless full cumulative dividends on outstanding Conestoga preferred shares have been paid, no dividend or other distribution (except in junior stock) shall be declared or paid on any junior stock and no amount shall be set aside or applied to the redemption, purchase or other acquisition of junior stock other than by exchange therefor of junior stock or, with respect to redemptions, purchases or other acquisitions of junior stock other than Conestoga common stock, out of the proceeds of a substantially concurrent sale of shares of junior stock.

 Liquidation Rights

  In the event of any liquidation, dissolution or winding up of Conestoga, the holders of Conestoga preferred shares shall be entitled to receive from the assets of Conestoga payment in cash of $65 per share, plus a further amount equal to unpaid cumulative dividends on Conestoga preferred shares accrued to the date of payment, before any amount shall be paid or set aside for, or any distribution of assets shall be made to, the holders of junior stock. If upon any such liquidation, dissolution or winding up, the amounts payable with respect to the holders of Conestoga preferred shares and any other outstanding parity stock cannot be paid in full, then the holders of Conestoga preferred shares and such parity stock will share ratably in any such distribution in proportion to the full respective preferential amounts (including unpaid cumulative dividends, if any) to which they are entitled. None of the following transactions will be considered a liquidation, dissolution or winding up of Conestoga for these purposes: (i) a merger or consolidation of Conestoga with any other corporation; (ii) a reorganization or division of Conestoga; (iii) the purchase or redemption of all or part of any outstanding Conestoga stock; (iv) a sale or transfer of all or any part of Conestoga's assets; or (v) a share exchange to which Conestoga is a party.

 Conversion Rights

  The preferred shares are convertible at the option of the holder at any time into a number of whole shares of Conestoga common stock equal to the liquidation preference of $65 divided by the conversion price in effect at the time of such conversion (with fractional shares paid in cash as described below). The right to convert preferred shares which have been called for redemption by Conestoga will terminate at the close of business on the business day next preceding the redemption date unless Conestoga shall default in paying the redemption price. See "--Redemption at the Option of Conestoga" below.

  The conversion price of the currently issued and outstanding Conestoga preferred shares is $22.95 after the 3 for 2 split distributed in May, 1999.

  The conversion price is subject to adjustment in certain events, including:
(i) dividends and other distributions on Conestoga common stock payable in shares of any class or series of Conestoga capital stock; (ii) certain subdivisions, combinations and reclassifications of Conestoga common stock;
(iii) the issuance to all holders of Conestoga common stock of rights, options or warrants entitling them to subscribe for or purchase Conestoga common stock at less than the current market price (as defined); and (iv) distributions to all holders of Conestoga common stock of evidences of indebtedness of Conestoga or assets (excluding cash dividends) or rights or warrants (other than the rights or warrants described in clause (iii) above) to purchase or subscribe for any Conestoga securities.

  In the event of any (i) capital reorganization of Conestoga; (ii) merger, consolidation or share exchange of Conestoga with or into another corporation;
(iii) division of Conestoga; or (iv) sale, lease, exchange or other disposition of all or substantially all of the property and assets of Conestoga as a result of which other than solely cash shall be exchanged for Conestoga common stock, all holders of Conestoga preferred shares will thereafter have the right to convert their preferred shares into the kind and amount of securities, stock or other assets which the holders would have been entitled to receive upon such reorganization, merger, consolidation, share exchange, division, sale, lease, exchange or other disposition if the holders had held the number of shares of Conestoga common stock issuable upon conversion of their preferred shares immediately prior to such reorganization, merger, consolidation, share exchange, division, sale, lease, exchange or other disposition.

  No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted, except that any adjustments which are not required to be made shall be carried forward and taken into account in calculating each subsequent adjustment.

  Upon conversion of any Conestoga preferred shares, Conestoga shall deliver to the holder of the shares, together with the certificates for the Conestoga common stock issued upon conversion, payment for all accrued and unpaid cumulative dividends on such shares through the date of conversion.

  Fractional Conestoga common stock will not be issued upon conversion. In lieu thereof, Conestoga will either pay a cash adjustment based upon market price of Conestoga common stock on the business day preceding the date of conversion or deliver a scrip certificate of Conestoga in respect of such fractional share.

  Conestoga will reserve a number of shares of Conestoga common stock sufficient for the satisfaction of any scrip certificates and the conversion of all outstanding preferred shares. For so long as Conestoga common stock is listed or included for quotation or trading on any securities exchange or market or trading system, Conestoga will list or include on any such exchange, market or system all Conestoga common stock issuable upon conversion of the outstanding preferred shares.

 Redemption at the Option of Conestoga

  The Conestoga preferred shares are not subject to any mandatory redemption or sinking fund provision. Commencing on May 31, 2000, the fourth anniversary of the closing date of Conestoga's acquisition of Buffalo Valley, the Conestoga preferred shares issued in such transaction will be redeemable for cash, at the option of Conestoga, on at least 30, but not more than 60 days notice, in whole or in part from time to time. The redemption price shall equal the applicable percentage of $65 per share specified below, plus an amount equal to the accrued and unpaid cumulative dividends to the redemption date:

                                                                      Percentage
                                                                      ----------
      May 31, 2000 until May 30, 2001................................   103.00%
      May 31, 2001 until May 30, 2002................................   102.00%
      May 31, 2002 until May 30, 2003................................   101.00%
      May 31, 2003 and after.........................................   100.00%

  Any Conestoga preferred shares which have been called for redemption may be converted into Conestoga common stock at any time prior to the close of business on the business day prior to the redemption date.

  Unless full cumulative dividends due on outstanding Conestoga preferred shares have been paid and all prior redemptions at the option of the holders have been made, Conestoga may not redeem any preferred shares or shares of parity stock unless all outstanding preferred shares are redeemed, and Conestoga may not purchase or otherwise acquire any preferred shares or shares of parity stock except in accordance with a purchase or exchange offer made simultaneously to all holders of preferred shares and shares of parity stock which, in the reasonable opinion of the Conestoga Board, will result in fair and equitable treatment among all such shares. If less than all of the outstanding Conestoga preferred shares are called for redemption, the particular shares to be redeemed shall be selected by lot or by such other equitable manner as may be prescribed by the Conestoga Board.

 Redemption at the Option of the Holders

  Commencing on May 30, 1998, the second anniversary of the closing date of Conestoga's acquisition of Buffalo Valley and at any time or from time to time thereafter, each holder of Conestoga preferred shares issued in such transaction shall have the right, at such holder's option, to require Conestoga to redeem all or a portion of such holder's preferred shares at a redemption price of $65, plus an amount equal to the accrued and unpaid cumulative dividends thereon to the redemption date. Requests for redemption by holders of preferred shares will be irrevocable and (unless Conestoga shall default in making the requested redemption) shall terminate all conversion rights of the holder with respect to the preferred shares to be redeemed.

  Holders may not exercise their optional redemption right for less than 100 shares of preferred shares (or, if less than 100, all shares of preferred shares owned by such holder). As of each March 31, June 30, September 30 and December 31, Conestoga shall redeem all preferred shares for which a notice of optional redemption has been received by Conestoga prior to the close of business on the immediately preceding February 15, May 15, August 15 or November 15, respectively. Conestoga shall also redeem all preferred shares for which a notice of optional redemption has been received by Conestoga during the 30 day period following the date of mailing by Conestoga to the holders of a notice of a reclassification, capital reorganization, merger, consolidation, share exchange, division, sale, lease, exchange or other disposition of assets, liquidation, dissolution or winding-up relating to Conestoga.

 Voting Rights

  Except as indicated below or as required by law, holders of preferred shares will have no voting rights. In the event that (i) dividends upon the preferred shares shall be in arrears in an amount equal to three full semi-annual dividends or (ii) any redemption of preferred shares at the option of the holder has not been made as required, the number of directors constituting the full Conestoga Board shall be increased by two, and the holders of the preferred shares, voting noncumulatively separately as a single class together with the holders of any other shares of Conestoga preferred shares having similar voting rights then exercisable, shall be entitled to elect two additional members of the Conestoga Board until all accumulated and unpaid dividends have been paid and all required redemptions have been made.

  Without the affirmative vote of the holders of at least a majority of the preferred shares, Conestoga may not amend, alter, change or repeal any of the express terms of the preferred shares.

  In addition, without the affirmative vote of the holders of at least a majority of the preferred shares then outstanding or, if holders of other series of Conestoga preferred shares have the right to vote as a class on such matter under Conestoga's Articles of Incorporation, the holders of at least a majority of Conestoga preferred shares and other series of Conestoga preferred stock voting as a single class, Conestoga shall not (i) authorize or permit any shares of senior stock to be outstanding; (ii) increase the authorized number of shares of senior stock; or (iii) merge, consolidate, divide or participate in a share exchange with any other corporation if the corporation surviving or resulting from such transaction would have outstanding shares of senior stock in excess of the number of shares of senior stock of Conestoga permitted to be outstanding immediately prior to such merger, consolidation, division or share exchange.

  When holders of preferred shares have the right to vote as described above, each holder of a preferred share shall be entitled to one vote or fraction thereof, for each $10.00 or fraction thereof, of the $65 liquidation preference represented by such Conestoga preferred share.

 No Trading Market

  The Conestoga preferred shares are not listed on NASDAQ or any securities exchange. An active public trading market for the preferred shares has not developed since they were issued as part of the acquisition of Buffalo Valley.

 No Rating

  Conestoga has not applied for a rating of the preferred shares from Moody's, S&P or any other statistical rating organization.

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

 Miscellaneous

  Conestoga serves as the transfer agent, conversion agent and registrar for the preferred shares. Holders of preferred shares have no preemptive rights with respect to any shares of capital stock of Conestoga or any other securities of Conestoga convertible into or carrying rights or options to purchase any such shares.

Pennsylvania Anti-Takeover Law Provisions

  Conestoga is subject to various statutory "anti-takeover" provisions contained in the Pennsylvania Business Corporation Law, as described below:

  If any person or group acquires 20% or more of the voting power of Conestoga, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium. In addition, business combinations between an interested shareholder and the corporation are delayed for five years and are subject to certain conditions. Business combinations subject to this provision include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. A shareholder who is the beneficial owner of at least 20% of a corporation's voting shares would be an "interested shareholder" and subject to this provision.

  These statutes contain a wide variety of transactional and status exemptions, exclusions and safe harbors. The foregoing descriptions are qualified in their entirety by reference to Subchapters 25E and 25F of the Pennsylvania Business Corporation Law which is incorporated herein by reference.

  Although other statutory anti-takeover protection is available under Pennsylvania law, the Conestoga bylaws render some of these provisions inapplicable to Conestoga, including Subchapters 25G (relating to control-share acquisitions), 25H (relating to disgorgement), 25I (relating to certain required severance payments) and 25J (relating to labor contracts).

  However, the Conestoga bylaws make applicable the provisions of sections 1715 and 1717 of Subchapter 17B of the Business Corporation Law, which give directors broad discretion to consider the interests of a wide range of groups affected by its decisions and to reject proposed acquisitions or changes in control.

  Finally, the Pennsylvania Business Corporation Law permits a corporation's articles to provide, or other corporate action to permit, specified groups of shareholders to be treated differently. Such a provision must be approved by shareholders generally. For example, the corporation may provide that shares of common stock held only by designated shareholders of record, and no other shares of common stock, will be cashed out at a price determined by the corporation, subject to applicable appraisal rights.

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                       COMPARISON OF SHAREHOLDER RIGHTS

Introduction

  Upon consummation of the merger, holders of TeleBeam common stock, whose rights presently are governed by the Delaware General Corporation Law and TeleBeam's Certificate of Incorporation and Bylaws, will become holders of Conestoga common stock. Accordingly, their rights will be governed by the Pennsylvania Business Corporation Law and Conestoga's charter documents. Because Pennsylvania and Delaware law and TeleBeam's and Conestoga's charter documents contain different provisions, your rights as a shareholder of TeleBeam will be different than your rights as a shareholder of Conestoga. The following discussion is not intended to be a complete statement of all differences and is qualified in its entirety by reference to applicable Delaware corporate laws and Pennsylvania corporate laws and the charter documents of TeleBeam and Conestoga. See "WHERE YOU CAN FIND MORE INFORMATION."

Size of the Board of Directors

  In accordance with Delaware corporation law, the TeleBeam bylaws state that the number of directors will be set by the TeleBeam Board of Directors and authorizes the TeleBeam Board to change the number by resolution, provided that the corporation must have a minimum of three directors. The number of directors of TeleBeam is currently fixed at ten. The TeleBeam Board acting without shareholder approval may change that number at any time.

  Under Pennsylvania corporation law, the number of directors is fixed by, or in the manner provided in, the bylaws. If the number is not fixed or the manner for fixing the number is not set forth in the bylaws, the number of directors is the number stated in the articles of incorporation or three if no number is so stated. The Conestoga bylaws fix the number of directors at nine. The board of directors has the authority to amend the bylaws to change the number of directors, subject to the power of the shareholders to change that action.

Classified Board of Directors

  A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. Delaware corporation law permits, but does not require, a classified board of directors. With a classified board, the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. The TeleBeam bylaws provide for a classified board of directors with three classes of directors. Each class of directors is elected to serve for a three year term.

  Under Pennsylvania corporation law, a corporation is permitted to adopt a classified board. If the directors are classified, each class must be as nearly equal in number as possible, the term of office of at least one class must expire in each year and the members of a class must not be elected for a period longer than four years. Like TeleBeam's, the Conestoga bylaws provide for a classified board of directors with three classes of directors. Each class of directors is elected to serve for a three year term.

Cumulative Voting

  In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all of his or her votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Under Delaware corporation law, cumulative voting in the election of directors is not available unless specifically provided in the certificate of incorporation. The TeleBeam certificate of incorporation prohibits cumulative voting.

  Pennsylvania corporation law provides that any shareholder is entitled to cumulate his or her votes in the election of directors unless the articles of incorporation provide otherwise. Holders of Conestoga common stock are entitled to cumulate their votes for the election of directors.

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

Removal of Directors

  Under Delaware corporation law, if a corporation has a classified board, the shareholders may remove a director only for cause, unless the certificate of incorporation provides otherwise. The TeleBeam bylaws provide that the TeleBeam shareholders are entitled to vote on the removal, with or without cause, of any director.

  Under Pennsylvania corporation law, unless otherwise provided in a bylaw adopted by the shareholders, any director or the entire board of directors of a corporation may be removed, with or without cause, if the removal is approved by the affirmative vote of a majority of the outstanding shares entitled to vote. The Conestoga bylaws provide that Conestoga directors may only be removed for cause by shareholder vote.

Filling Vacancies on the Board of Directors

  Under Delaware corporation law, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, unless otherwise provided in the certificate of incorporation or the bylaws (and unless the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director so elected, may fill the vacancy). Under the TeleBeam certificate of incorporation and TeleBeam bylaws, a vacancy on the board may be filled by either the vote of the TeleBeam shareholders or by the remaining directors then in office, even though less than a quorum. Newly created directorships may be filled only by a majority vote of all directors then in office.

  The Conestoga bylaws provide that vacancies occurring on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, even if the number of remaining directors constitutes less than a quorum. Any director so chosen will serve only the unexpired portion of the term of the vacating director.

Interested Director Transactions

  Under Delaware corporation law and TeleBeam's bylaws, certain contracts or transactions in which one or more of the corporation's directors has an interest are not void or voidable because of that interest, provided that certain conditions are met. Under Delaware corporation law and TeleBeam's bylaws, the conditions are that either (1) the shareholders or the disinterested directors must approve the contract or transaction after the full disclosure of material facts, or (2) the contract or transaction must have been fair as to the corporation at the time it was approved. Under Delaware corporation law, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors, even though less than a quorum.

  Similarly, under Pennsylvania corporation law, a transaction between a corporation and an interested director will not be void or voidable solely because of the director's interest if (1) the board of directors knows about the director's interest and authorizes the transaction by the affirmative vote of a majority of the disinterested directors even though the disinterested directors are less than a quorum, (2) the shareholders entitled to vote on the transaction know about the director's interest and the transaction is specifically approved in good faith by vote of those shareholders, or (3) the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

Limitations on Directors' Liability

  Both the TeleBeam and Conestoga bylaws provide that directors will not be personally liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions, however, do not apply to the responsibility or liability of a director under any criminal statute or the liability of a director for the payment of taxes.

  TeleBeam's certificate of incorporation also provides that no director of the corporation will have any personal liability to the corporation or to any of its shareholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payment of dividends or unlawful stock purchases or redemptions, or
(4) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

  TeleBeam and Conestoga each provide indemnification of their directors, officers and employees. The TeleBeam Certificate of Incorporation and Bylaws provide that TeleBeam will indemnify and protect any director, officer, employee or agent to the fullest extent permitted by Delaware corporation law.

  Under both Delaware and Pennsylvania corporation law, other than an action brought by or in the right of the corporation, indemnification is available if it is determined that the director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or on behalf of the corporation, indemnification is limited to expenses actually and reasonably incurred and is permitted only if the director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company. The corporation may not indemnify any director, officer, employee or agent from any claim, issue or matter as to which the director, officer, employee or agent is determined to be liable to the corporation, unless and only to the extent that the court in which the action was brought determines that, despite the determination of liability, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for his or her expenses. If any director, officer, employee or agent is successful in defending any action, suit or proceeding, the corporation must indemnify him or her against expenses actually and reasonably incurred in connection with the action.

  Pennsylvania corporation law grants a corporation broad authority, beyond the power described above, to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to Pennsylvania corporation law, the Conestoga bylaws provide for broad indemnification of directors, officers and other agents of the corporation.

Voting Rights Generally

  With respect to most matters on which shareholders are entitled to vote, holders of TeleBeam common stock are entitled to one vote per share. Any action to be taken by vote of the TeleBeam shareholders will be effective upon the affirmative vote of a majority of the TeleBeam common stock represented and entitled to vote at a shareholders meeting, if a quorum is present, unless a different vote is required by Delaware corporation law.

  Except as required by law or as described below, holders of Conestoga $3.42 Series A Preferred Shares have no voting rights. If Conestoga fails to pay dividends in an amount equal to three full semi-annual dividends or fails to redeem Conestoga $3.42 Series A Preferred Shares when required, holders of Conestoga $3.42 Series A Preferred Shares, voting as a class together with any other Conestoga preferred shareholders having a similar right, will be entitled to elect two directors to the Conestoga Board. Holders of Conestoga $3.42 Series A Preferred Shares also have voting rights in limited circumstances where Conestoga desires to take specified corporate actions that may be adverse to the rights and preferences of the Conestoga $3.42 Series A Preferred Shares. Where any such voting rights apply, each Conestoga Preferred Share will have one vote (or fraction thereof) for each $10 (or fraction thereof) of liquidation preference of such shares. See "DESCRIPTION OF CAPITAL STOCK OF CONESTOGA--CONESTOGA $3.42 Series A Preferred Shares."

  With respect to all matters on which shareholders are entitled to vote (excluding the election of directors), holders of Conestoga common stock are entitled to one vote per share. Except for the election of directors, in general, any action to be taken by vote of the Conestoga shareholders will be effective upon the affirmative vote of a majority of the votes cast at a shareholders meeting.

Amendments to the Certificate of Incorporation and Articles of Incorporation

  Under Delaware corporation law and TeleBeam's charter documents, the corporation's certificate of incorporation can be amended by the affirmative vote of the board of directors and approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the amendment.

  Because Conestoga is a registered corporation, under Pennsylvania corporation law Conestoga shareholders are not entitled to propose amendments to the Conestoga Articles, and all amendments must first be approved by the Conestoga Board of Directors. Except for the general requirement that charter amendments affecting any particular class or series of stock be approved by the affected class or series, proposed amendments to the Conestoga Articles require shareholder approval by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. For a description of the amendments to the Conestoga Articles requiring a separate class vote, see "DESCRIPTION OF CAPITAL STOCK OF CONESTOGA--CONESTOGA $3.42 Series A Preferred Shares--Voting Rights."

Amendment of Bylaws

  The TeleBeam bylaws may be altered, amended or repealed, or new bylaws may be added, by a majority vote of the board of directors at any regular or special meeting of the board. Notice of such alteration, amendment, repeal or adoption must be included in the notice of any special meeting called for that purpose.

  The Conestoga bylaws may be amended at any regular or special meeting of the Conestoga shareholders by a majority vote of all the shares represented and entitled to vote at the meeting.

Power to Call Special Shareholders' Meeting

  Special meetings of the shareholders of TeleBeam may be called by (i) the board of directors, (ii) the chairman of the board or the president, or (iii) at the request of the holders of not less than 20% of all the outstanding shares of TeleBeam entitled to vote at such meeting. Special meetings of Conestoga's shareholders may be called by (i) the president, (ii) the board of directors, or (iii) the president upon the written request of the holders of not less than 20% of all outstanding shares of Conestoga entitled to vote at such meeting, provided such request specifies the purpose of the meeting. No business other than that stated in the notice of meeting may be acted upon at a Conestoga special shareholders' meeting.

Notice of Shareholders' Meeting

  Notice of a TeleBeam shareholders' meeting must be delivered at least ten days before the date of the meeting. Notice of a Conestoga shareholders' meeting must also be given at least ten days before the date of the meeting, unless a greater period of notice is required by law in a particular case.

Quorum Requirements and Adjournment of Meetings

  The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote at a meeting constitutes a quorum for TeleBeam and Conestoga shareholders' meetings. A majority of the outstanding shares represented at the meeting, even if less than a quorum, may adjourn a TeleBeam or Conestoga shareholders' meeting from time to time. In the case of Conestoga, notice of adjournment is not required. Under Delaware corporation law and TeleBeam's bylaws, if adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, the corporation must send out a notice of the adjourned meeting.

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

Action by Consent

  Under Delaware corporation law and TeleBeam's bylaws, any action required or permitted to be taken at any annual or special meeting of TeleBeam shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of TeleBeam common stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and delivered to TeleBeam.

  In order for an action by written consent to be effective, each signature must be dated, and written consents signed by a sufficient number of holders to take the action must be delivered to the corporation within 60 days of the earliest dated consent.

  If an action is taken without a meeting by less than unanimous written consent of the shareholders, the corporation must give prompt notice to those shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

  Under Pennsylvania corporation law, unless otherwise restricted in the corporation's bylaws, any action required or permitted to be taken at a meeting of the shareholders or class of shareholders of a corporation may be taken without a meeting of the shareholders if, prior or subsequent to the action, a consent or consents to the action by all the shareholders who would be entitled to vote at a meeting for such purpose are filed with the secretary of the corporation. Conestoga's bylaws do not contain any restrictions on Conestoga shareholders' ability to act by unanimous written consent. Pennsylvania corporation law also provides that, if the corporation's bylaws so provide, any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. Conestoga's bylaws do not provide for shareholder action by partial written consent.

Inspection of Shareholders' List

  Delaware corporation law allows any shareholder to inspect the shareholders' list for a purpose reasonably related to such person's interest as a shareholder.

  Pennsylvania corporation law provides that the officer or agent having charge of the transfer books for the shares of the corporation must make a complete list of the shareholders entitled to vote at a shareholder meeting, arranged in alphabetical order, with the address of and the number of shares held by each shareholder. The list must be produced and kept open at the time and place of the shareholder meeting and will be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

Dividends and Repurchases of Shares

  Delaware corporation law permits a corporation, unless otherwise restricted by its certificate of incorporation, to declare and pay dividends out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or for the preceding fiscal year as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Delaware corporation law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. The ability of a Delaware corporation to pay dividends on, or to make repurchases or redemptions of, its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value. TeleBeam's certificate of incorporation does not contain any additional restrictions on the corporation's ability to declare and pay dividends or to redeem or repurchase its shares.

  Pennsylvania corporation law provides that, unless otherwise restricted in the bylaws, a distribution may be made unless if, after giving effect thereto,
(1) the corporation would be unable to pay its debts as they become due in the usual course of its business, or (2) the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Pennsylvania corporation law also permits corporations to acquire their own shares. Holders of Conestoga $3.42 Series A Preferred Shares are entitled to cumulative semi-annual cash dividends of $1.71 ($3.42 annually) per share. Conestoga preferred shares have preference over Conestoga common stock as to dividends. See "DESCRIPTION OF CAPITAL STOCK OF CONESTOGA-- CONESTOGA $3.42 Series A Preferred Shares."

  Holders of Conestoga common stock are entitled to receive such dividends as may be declared by the Conestoga Board from time to time. Conestoga and its predecessor publicly held corporation, CTT, have maintained a policy of paying cash dividends since 1909, and Conestoga does not intend to alter this policy in the foreseeable future. During 1999 Conestoga paid dividends on the Conestoga common stock at the annual rate of $0.833 per share.

Approval of Certain Corporate Transactions

  Under Delaware corporation law, with certain exceptions, any merger, consolidation or sale, lease or exchange of all or substantially all of the assets of the corporation must be approved by the board of directors and by the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

  Pursuant to Pennsylvania corporation law a plan of merger or consolidation generally must be adopted by the affirmative vote of a majority of the outstanding shares of each of the domestic corporations that is a party to the merger or consolidation and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class to vote. The sale, lease, exchange or other disposition of all, or substantially all the property and assets, with or without the goodwill, of a corporation, must be made only pursuant to a plan of asset transfer which is approved in the same manner.

Business Combination Following a Change of Control

  Delaware corporation law prohibits certain business combinations between a Delaware corporation, the shares of which are listed on a national securities exchange, and an "interested shareholder" for a period of three years following the time that such person became an "interested shareholder," without board approval, unless certain conditions are met and unless the certificate of incorporation of the corporation contains a provision expressly electing not to be governed by these provisions. TeleBeam has elected out of these provisions.

  Pennsylvania corporation law contains certain "anti-takeover" provisions that are only applicable to "registered" corporations. These provisions do not apply to TeleBeam. Because Conestoga is a registered corporation, these provisions could be applicable to Conestoga. See "DESCRIPTION OF CAPITAL STOCK OF CONESTOGA--Pennsylvania Anti-Takeover Law Provisions."

  Under Pennsylvania corporation law, if any person or group acquires 20% or more of the voting power of a corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

  Pennsylvania corporation law also prohibits Conestoga from engaging in specified business combination transactions with an interested shareholder (defined in general as any beneficial owner of at least 20% of

Conestoga's outstanding voting power) during the five-year period following the date such person became an interested shareholder unless (i) the business combination or share acquisition is approved by Conestoga's board before the person becomes an interested shareholder, (ii) the business combination is approved by unanimous vote of the holders of all outstanding common stock, or
(iii) the interested shareholder owns at least 80% of Conestoga's outstanding voting power, the business combination is approved by a majority of the holders of Conestoga voting shares (not including shares held by the interested shareholder), and the interested shareholder complies with specified procedural and minimum fair price criteria. After the five-year period, Conestoga may engage in a business combination if (i) the transaction is approved by a majority of the outstanding Conestoga voting power (not including shares held by the interested shareholder), or (ii) the transaction is approved by a majority of the outstanding Conestoga voting power (including shares held by the interested shareholder) and the interested shareholder complies with specified procedural and minimum fair price criteria. Conestoga is also subject to another Pennsylvania law provision which requires certain fundamental transactions with an interested shareholder to be approved by a majority of the corporation's directors who are unaffiliated with such shareholder.

Shareholder Derivative Suits

  A shareholder derivative suit is a lawsuit brought by a shareholder on behalf of the corporation, generally because the corporation refuses to exercise its rights to the action. Under Delaware corporation law, a shareholder may only bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law.

  Similarly, Pennsylvania corporation law provides that in any derivative action, each plaintiff must aver and it must be made to appear that each plaintiff was a shareholder of the corporation or owner of a beneficial interest in the shares at the time of the transaction of which he complains, or that his shares or beneficial interest in the shares devolved upon him by operation of law from a person who was a shareholder or owner of a beneficial interest in the shares at that time. However, under Pennsylvania corporation law, any shareholder who otherwise would be entitled to maintain the action or proceeding and who does not meet the above requirements may, in the discretion of the court, be allowed to maintain the action or proceeding if the shareholder can show the court that there is a strong prima facie case in favor of the claim asserted on behalf of the corporation and that without the action serious injustice will result. If an action or proceeding is instituted or maintained by holders or owners of less than 5% of the outstanding shares of any class of the corporation, unless the shares held or owned by the holders or owners have an aggregate fair market value in excess of $200,000, the corporation will be entitled to require the plaintiffs to give security for the reasonable expenses, including attorneys' fees, that may be incurred by the corporation in connection with the action or proceeding or for which it may become liable in connection with mandatory indemnification.

Appraisal Rights

  Under Delaware corporation law, shareholders of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to object to the transaction and to receive cash in the amount of the fair market value of the shares held by them (as determined by a court or by agreement of the corporation and the shareholders) in lieu of the consideration such shareholders may otherwise receive in the transaction. Under Delaware corporation law, these so-called appraisal rights are not available: (1) with respect to a merger or consolidation by a corporation whose shares are either listed on a national securities exchange or traded on NASDAQ or are held by more than 2,000 holders if such shareholders receive only shares of the surviving corporation or shares of any other corporation which are similarly listed or traded or are held by more than 2,000 holders; or (2) to shareholders of a corporation surviving a merger if no vote of the shareholders of the surviving corporation is required to approve the merger because, among other things, the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger, and if certain other conditions are met.

  TeleBeam shareholders are entitled to appraisal rights in connection with the merger. See "THE MERGER--Appraisal Rights."

  Under Pennsylvania corporation law, a shareholder of a corporation generally has the right, under varying circumstances, to dissent from certain corporate transactions (including mergers, share exchanges, the sale of all or substantially all of the corporate assets and corporate divisions) and to obtain payment in cash of the fair value of his shares in lieu of the consideration he would otherwise receive in the transaction. Pursuant to Pennsylvania corporation law, if the proposed corporate action is submitted to a vote at a meeting of shareholders of a corporation, any persons wishing to dissent and obtain payment of the fair value of their shares must file with the corporation, prior to the vote, a written notice of intention to demand that they be paid the fair value for their shares if the proposed action is effectuated. The demanding shareholders must also hold on to their shares from the date of the filing continuously through the effective date of the proposed action and must not vote their shares in favor of the action. Dissenters who fail to follow these rules will not acquire any right to payment of the fair value of their shares. Neither a proxy nor a vote against the proposed corporate action will constitute the written notice required. Under Pennsylvania corporation law, a person who wishes to exercise appraisal rights must also comply with the other requirements set forth in Pennsylvania corporation law.

  Pennsylvania corporation law also does not provide shareholders of a corporation with appraisal rights when the corporation acquires another business through the issuance of its capital stock: (1) in exchange for all or substantially all of the assets of the business to be acquired; (2) in exchange for more than fifty percent of the outstanding shares of the corporation to be acquired; or (3) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

  Conestoga shareholders are not entitled to dissenter's rights in connection with the merger.

Dissolution

  Under Delaware corporation law, unless approved by shareholders holding 100% of the total voting power of the corporation, a dissolution must be initiated by the TeleBeam Board and approved by the affirmative vote of the holders of a majority of the outstanding stock of the corporation.

  Under Pennsylvania corporation law, a resolution to dissolve a corporation must be adopted by the affirmative vote of a majority of the votes cast by all shareholders of the corporation entitled to vote on the dissolution and, if any class of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote. A proposal for the voluntary dissolution of a corporation will not be deemed to have been adopted by the corporation unless it has also been recommended by resolution of the board of directors, regardless of the fact that the board has directed the submission of a proposal for dissolution and/or actually submitted the proposal to the shareholders for action.

Pre-emptive Rights

  Delaware law does not automatically grant pre-emptive rights to shareholders, nor does Pennsylvania law. In both states, shareholders are entitled to pre-emptive rights only if the corporation's Articles or Certificate of Incorporation provides that they exist. Neither Conestoga nor TeleBeam shareholders have pre-emptive rights.

                             BUSINESS OF TELEBEAM

Description of Business

  TeleBeam provides telephone, cable and data transmission services primarily to businesses and multiple-dwelling unit residential customers in less competitive non-metropolitan areas throughout central and eastern
Pennsylvania.

  The market for communication services, including telephone, cable and data transmission (fax/Internet/pager) services, is highly competitive. Traditionally, this competition has been fiercest in densely-populated metropolitan areas, where communication service companies can service the greatest number of customers with the least amount of equipment.

  Founded in 1992, TeleBeam is headquartered in State College, Pennsylvania. TeleBeam's goal is to develop a broadband fiber network connecting clusters of non-metropolitan service areas throughout central Pennsylvania. A broadband fiber network consists of fiber optic and coaxial cable and associated access, transport and termination electronics, which combined, allows the service provider to provide multiple communication services to customers as a "bundled" package through one service delivery venue. For instance, over its broadband network, TeleBeam can provide telephone, cable television and Internet access to customers as one seamless service. Customers pay only one service charge and deal with only one service provider.

  When the broadband network is complete, TeleBeam will be one of the only communication service providers with the broadband capacity to deliver bundled services in central Pennsylvania. TeleBeam's management believes that this exclusivity will give it an early advantage as customers demand simpler and more robust communications service offerings and other service providers are required by competitive forces to establish their own networks. In addition, TeleBeam will be able to rent or sell the excess capacity on its broadband network to other communication service providers who need to transport high volumes of their customers' voice, video or data traffic between major metropolitan markets such as Pittsburgh and Philadelphia. Of course, this strategy is entirely dependent on TeleBeam's ability to complete its broadband network and offer bundled communication services in central Pennsylvania before its competitors.

Management

  The following table sets forth the names and ages of TeleBeam's senior executive officers and directors and their respective positions with TeleBeam. Certain of the directors listed below will not continue to serve as directors of the combined company following the merger. No determination has yet been made as to which directors will continue to serve on the Board of TeleBeam following the merger.

   Name                     Age                     Position
   ----                     ---                     --------
Ara M. Kervandjian.........  33 Director (Class III)(1), Chairman of the Board,
                                 President and Chief Executive Officer
Hrach Kervandjian..........  68 Director (Class II)(2) and Executive Vice
                                 President
Heidi A. Nicholas..........  45 Senior Vice President of Finance and Chief
                                 Financial Officer
Mark J. Fetterolf..........  33 Senior Vice President of Operations
Jeffery C. Almoney.........  40 Senior Vice President and Chief Technology and
                                 Information Officer
Melinda K. Kenepp..........  35 Vice President of Finance, Controller, Secretary
                                 and Treasurer
Troy A. Knecht.............  28 Vice President of Technical Operations
Daniel R. Ehrlich..........  45 Vice President of Information Systems
Thomas L. Daley............  50 Director (Class III)
Bruce K. Heim..............  56 Director (Class I)(3)
Robert B. Mitinger.........  59 Director (Class III)
Fred Nicholas..............  73 Director (Class II)
Joseph V. Paterno..........  72 Director (Class I)
Henry D. Sahakian..........  62 Director (Class II)
Frederick I. Sahakian......  33 Director (Class III)
Fred C. Thompson...........  71 Director (Class I)

--------
(1) Class III directors serve until the 2002 annual meeting of shareholders.
(2) Class II directors serve until the 2001 annual meeting of shareholders.
(3) Class I directors serve until the 2000 annual meeting of shareholders.

  Ara M. Kervandjian founded TeleBeam and has been the Chairman, President and Chief Executive Officer since June 1996. Previously, Mr. Kervandjian served TeleBeam in the capacity of President and Chief Executive Officer from March 1994 to June 1996. He has been the President and Chief Executive Officer of TeleBeam's subsidiary since its date of incorporation. Mr. Kervandjian is the recipient of the 1997 Ernst & Young LLP Entrepreneur of the Year Award in Communications for Central Pennsylvania and the 1998 Chamber of Business and Industry of Centre County Pennsylvania's Entrepreneur of the Year Award. Mr. Kervandjian attended Adelphi University, pursuing his studies in Business and Administration. Mr. Kervandjian is the son of Hrach Kervandjian.

  Hrach Kervandjian is the co-founder of TeleBeam and has served as Executive Vice President of TeleBeam and its subsidiary since June 1996. Previously, Mr. Kervandjian served TeleBeam in the capacity of Chairman of the Board and Executive Vice President from March 1994 to June 1996. Mr. Kervandjian holds a B.S. degree in Business Administration from Boston University.

  Heidi A. Nicholas has been the Senior Vice President of Finance and Chief Financial Officer of TeleBeam since January 1998. Previously, Ms. Nicholas served as Corporate Strategy and Development Vice President for Pacific Telesis Group in San Francisco, California from March 1996 to November 1997. In that capacity, Ms. Nicholas was responsible for the formation of joint ventures and merger and acquisition activities for the Pacific

Telesis Group until the time of its sale to SBC Communications. Prior to March 1996, Ms. Nicholas held the position at Pacific Telesis Group of Executive Director of Corporate Development from July 1994 to March 1996. Ms. Nicholas holds B.A. and M.A. degrees in Fine Arts from UCLA and an M.B.A in Finance and Accounting from the Cornell Graduate School of Management. Ms. Nicholas is the daughter of Fred Nicholas, a director of TeleBeam.

  Mark J. Fetterolf has been the Senior Vice President of Operations of TeleBeam since June 1998. Previously, Mr. Fetterolf had served as TeleBeam's Vice President of Operations since June 1996. Mr. Fetterolf joined TeleBeam in August 1994 and has been involved with the development and growth of TeleBeam's various operations. Mr. Fetterolf served four years with the United States Marine Corps and was honorably discharged in July 1989. Mr. Fetterolf holds a B.S. degree in Physiology and Business Administration from The Pennsylvania State University.

  Jeffery C. Almoney has been the Senior Vice President and Chief Technology and Information Officer of TeleBeam since May 1998. Previously, Mr. Almoney served as Director of Advanced Information Technologies at The Pennsylvania State University (PSU) from July 1991 to May 1998, Assistant Director of Advanced Projects from September 1988 to July 1991 and Lead System Developer from March 1985 to September 1988. During his tenure at PSU, Mr. Almoney designed and built computing systems that currently support over 140,000 users on the Internet. Mr. Almoney also served PSU as Director of Applications Development for the Internet 2 project. Mr. Almoney holds a B.S. in Computer Science from The Pennsylvania State University.

  Melinda K. Kenepp has been the Vice President of Finance, Controller, Secretary and Treasurer of TeleBeam since April 1, 1997. Previously, Ms. Kenepp served TeleBeam in the capacity of Controller since November 1994. Prior to Ms. Kenepp's service to TeleBeam, she was a Senior Accountant with Boles, Grove and Metzger, P.C., from February 1991 until November 1994. Ms. Kenepp is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants.

  Troy A. Knecht has been the Vice President of Technical Operations of TeleBeam since April 1, 1997. Previously, Mr. Knecht served TeleBeam as a Systems Engineer since July 1996. Prior to Mr. Knecht's service to TeleBeam, he held positions with Broadband Networks, Inc., as a Fiber Optic/RF Electronics Technician from October 1995 to July 1996. From September 1994 to July 1995, Mr. Knecht worked for TKR Cable of Louisville, Kentucky, as a Headend Electronics Technician.

  Daniel R. Erhlich has been the Vice President of Information Systems of TeleBeam since July 1998. Prior to joining TeleBeam, Mr. Ehrlich served as the Senior Systems Analyst for the Department of Computer Science and Engineering (CS&E) at The Pennsylvania State University (PSU) from May 1986 to June 1998. During his tenure at PSU, Mr. Ehrlich designed and built computing and network systems to support the teaching and research objectives of the CS&E department. These systems support approximately 150 faculty and staff, along with 2,000 graduate and undergraduate students.

  Thomas L. Daley has been a director of TeleBeam since November 1993. Mr. Daley has served as the Executive Vice President of Unico Corporation since August 1978, which develops and manages commercial real estate and operates a chain of automobile lubrication centers throughout the state of Pennsylvania under the Valvoline Lube Center franchise name.

  Bruce K. Heim has been a director of TeleBeam since December 1996. Mr. Heim has served for the past 13 years as Chairman of the Board and President of Keystone Real Estate Group, Inc., a property management and investment company located in State College, Pennsylvania. He is a Certified Commercial and Investment Member of the National Association of Realtors and is a Certified Property Manager.

  Robert B. Mitinger has been a director of TeleBeam since November 1993. Mr. Mitinger is the senior partner in the law firm of Mitinger & DeBoef, which he founded in 1985. Among his other achievements, he was a professional athlete with the San Diego Chargers Professional Football Club, and taught undergraduate classes at The Pennsylvania State University as an instructor in Business Law, Theory and Practice, Legal Organizations, Agency, Partnerships and Corporations and Real Estate Investment Analysis.

  Fred Nicholas has been a director of TeleBeam since December 1996. Mr. Nicholas is the President of Fred Nicholas, Inc., a company he founded in 1962 that engages in the development of commercial and multi-unit apartment real estate projects. He has over forty years experience as a multi-discipline architectural engineer through his own firm, Engineering Advisory Services, Inc., which specializes in commercial and industrial real estate projects.

  Joseph V. Paterno has been a director of TeleBeam since December 1996. Mr. Paterno has been the head coach of The Pennsylvania State University football team for the past 32 years. His achievements with the Nittany Lion football organization are renowned within the NCAA. Among his other awards and titles to his credit, he has led the Nittany Lions to two National Championships, won "Coach-of-the-Year" honors an unprecedented four times in balloting by the American Football Coaches Association, and led his teams to 19 Bowl victories, more than anyone in his profession.

  Henry D. Sahakian has been a director of TeleBeam since December 1996. Mr. Sahakian is the Chairman and Chief Executive Officer of Uni-Marts, Inc., a publicly-traded convenience store chain (AMEX--"UNI"), which was founded by Mr. Sahakian in 1972. Mr. Sahakian is also a member of the Board of Trustees of Lycoming College, Williamsport, Pennsylvania and Chairman of the Board of The Centre County Community Foundation, State College, Pennsylvania.

  Frederick I. Sahakian has been a director of TeleBeam since November 1992. Mr. Sahakian is the President of Body Works Health and Fitness Centers, Inc., a company he founded in 1987, and the President of FSRH, Inc., a commercial real estate holding company. Mr. Sahakian is the son of Henry D. Sahakian, a director of TeleBeam.

  Fred C. Thompson has been a director of TeleBeam since December 1996. For the past 45 years, Mr. Thompson has been involved with research, development and manufacturing of cable and defense electronics in the telecommunication industry. Mr. Thompson was one of the original members of the Board of Directors of C-COR.NET Corporation (NASDAQ--"CCBL") from 1954 to 1960. He was also the founder of Locus, Inc. which was engaged in the systems evaluation, design, development and manufacture of equipment for defense electronics and the telecommunication industry from 1968 to 1988. Mr. Thompson is a registered professional engineer.

Compensation of Directors

  TeleBeam does not pay any cash remuneration for service as directors. Directors of TeleBeam who are not employees of TeleBeam do, however, receive non-qualified stock option grants to purchase shares under the TeleBeam Equity Compensation Plan for each annual year of service on the Board of Directors and committees. Directors who are officers of, or employed by, TeleBeam or its subsidiary are not compensated for their Board activities.

Security Ownership of Certain Beneficial Owners and Management of TeleBeam

  The following table sets forth as of December 10, 1999 certain information regarding the beneficial ownership of TeleBeam common stock and those shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999 by (i) each director and executive officer of TeleBeam, (ii) all directors and executive officers of TeleBeam as a group, and (iii) each other person known by TeleBeam to own beneficially more than 5% of the TeleBeam common stock.

                                                   Beneficial Ownership of
                                                  TeleBeam Common Stock(1)
                                                  ---------------------------
                                                      Number        Percent
                                                   of Shares(2)     of Total
                                                  --------------   ----------
Directors:
Ara M. Kervandjian(3)............................       2,560,000         35.0
Hrach Kervandjian(4).............................         935,000         14.0
Henry D. Sahakian(5).............................         899,557         13.8
Frederick I. Sahakian(6).........................         396,833          6.1
Bruce K. Heim(7),(19)............................         362,115          5.5
Fred Nicholas(8),(19)............................         753,008         11.4
Robert B. Mitinger(9)............................         133,500          2.0
Fred C. Thompson(10).............................          86,000          1.3
Joseph V. Paterno(11)............................          76,000          1.2
Thomas L. Daley(12)..............................          94,500          1.4
Executive Officers:
Mark J. Fetterolf(13)............................         100,000          1.5
Heidi A. Nicholas(14)............................          45,000            *
Jeffery C. Almoney(15)...........................          40,000            *
Troy A. Knecht(16)...............................          55,000            *
Melinda K. Kenepp(17)............................          60,000            *
Daniel R. Ehrlich(18)............................           8,000            *
All Directors and Officers as a Group (16
 persons)(20)....................................       6,604,513         93.4

--------
 *  Denotes less than 1%
 (1) Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of TeleBeam common stock indicated above.

 (2) Beneficial ownership assumes a total of (a) 6,474,518 shares of TeleBeam common stock outstanding, plus (b) those shares subject to currently exercisable stock options, and stock options exercisable within 60 days of December 28, 1999 as to each particular holder for whom this calculation is being made.

 (3) Includes (a) 850,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999, (b) 410,000 shares owned by Mr. Kervandjian and his wife jointly, (c) 1,230,000 shares owned by Mr. Kervandjian and his wife jointly subject to the exercise of previous stock options for which TeleBeam has a promissory note for the amount of such exercise, and (d) 70,000 shares owned by the Kervandjian Family Limited Partnership.

 (4) Includes (a) 200,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999, (b) 350,000 shares owned by Mr. Hrach Kervandjian and his wife jointly, and (c) 385,000 shares owned by Mr. Kervandjian and his wife jointly subject to the exercise of previous stock options for which TeleBeam has a promissory note for the amount of such exercise.

 (5) Includes (a) 29,333 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999, (b) 150,000 shares owned by Mr. Henry Sahakian, (c) 70,224 shares owned by Mr. Henry Sahakian's wife, (d) 450,000 shares owned by the Irrevocable Life Insurance Trust of Henry D. Sahakian, Seda Sahakian Trustee, and (e) 200,000 shares owned by HFL Corporation, of which Mr. Henry Sahakian and his three adult children are principal stockholders.

 (6) Includes (a) 66,833 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

 (7) Includes (a) 26,000 shares issuable upon exercise of stock options to Mr. Heim exercisable within 60 days of December 28, 1999, (b) 125,000 shares issuable upon exercise of stock options to the Heim Family Limited Partnership exercisable within 60 days of December 10, 1999, and (c) 211,115 shares owned by the Heim Family Limited Partnership.

 (8) Includes (a) 29,333 shares issuable upon exercise of stock options to Mr. Nicholas exercisable within 60 days of December 28, 1999, (b) 125,000 shares issuable upon exercise of stock options to the Nicholas Family Limited Partnership exercisable within 60 days of December 10, 1999, (c) 500,008 shares owned by Mr. Nicholas, and (d) 98,667 shares owned by the Nicholas Family Limited Partnership.

 (9) Includes (a) 63,500 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999, (b) 68,000 shares owned by Mr. Mitinger and his wife jointly, and (c) 2,000 shares owned by Mr. Mitinger's two adult children.

(10) Includes 26,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(11) Includes 26,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(12) Includes 93,500 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(13) Includes 100,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(14) Includes 45,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(15) Includes 40,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(16) Includes 55,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(17) Includes 60,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(18) Includes 8,000 shares issuable upon exercise of stock options exercisable within 60 days of December 28, 1999.

(19) Does not include stock options granted to Gulfstream Equity Partners LP to purchase 250,000 shares of TeleBeam's common stock issuable upon exercise within 60 days of December 28, 1999, which is majority controlled by Mr. Heim and Mr. Nicholas.
(20) The TeleBeam executive officers as a group also holds stock options to acquire an additional 217,000 shares of TeleBeam's common stock pursuant to TeleBeam's Equity Compensation Plan.

Executive Compensation

  The following table presents certain information regarding compensation paid by TeleBeam for services rendered in all capacities during 1998 to TeleBeam's Chief Executive Officer. Mr. Kervandjian was the only executive officer in 1998 to earn more than $100,000.

                              Annual Compensation          Long-Term Compensation
                         ------------------------------ -----------------------------
                                               Other    Restricted Securities
                                               Annual     Stock    Underlying  LTIP   All Other
  Name and Principal          Salary  Bonus   Compen-    Award(s)   Options/  Payouts  Compen-
       Position          Year   ($)    ($)   sation ($)    ($)      SARs (#)    ($)   sation ($)
          (a)            (b)    (c)    (d)      (e)        (f)        (g)       (h)      (i)
  ------------------     ---- ------- ------ ---------- ---------- ---------- ------- ----------
Ara M. Kervandjian
 Chairman of the Board,
 President and Chief
 Executive Officer.....  1998 110,000 50,000     --         --         --       --        --

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the TeleBeam Consolidated Financial Statements and notes thereto appearing elsewhere herein.

General

  As discussed in other sections of this proxy statement/prospectus, TeleBeam is a full service facilities-based integrated communications provider, which offers a wide range of communication services to business and multiple dwelling unit residential customers. TeleBeam generates revenues from the following lines of business: (i) long distance voice (which includes prepaid phone card and pay telephone businesses) and Internet/data communication services (the "communication services"); (ii) video programming, and (iii) other services.

Revenues

 Communication Services

  Revenues from long distance voice services are generated primarily by the number of customer lines installed and in service. Customers for long distance voice services are generally billed a flat monthly fee and/or a per-minute usage charge. Internet/data communications service revenue is generally billed at a flat monthly rate for the amount of bandwidth capacity ordered. Revenue growth is dependent upon the addition of new customers in TeleBeam's existing markets, cross-selling additional services to TeleBeam's existing customers and TeleBeam's expansion into other markets. Revenues from communication services were approximately $3.8 million for the third quarter ended September 30, 1999, in comparison to $3.7 million for the second quarter ended June 30, 1999 and $3.8 million for the first quarter ended March 31, 1999. TeleBeam anticipates that its most significant source of revenue growth will be derived from the increasing demand for bandwidth sensitive communication services.

 Video Programming

  Video programming revenues are derived from billings of one month in advance, in addition to certain event type purchases by customers, such as pay-per-view, and recorded as revenue in the period in which the service is provided. Revenue is also recognized through installation and service charges to the extent that direct selling costs are incurred.

 Other Services

  Other services include "dial-around" revenue from calls that are dialed from TeleBeam's pay telephones to gain access to a long distance company other than the carrier that is pre-programmed into the telephone. In addition, TeleBeam recognizes revenues from charges associated with monthly service fees, FCC filed surcharge amounts on gross monthly billables, vendor discounts, operator service commissions and system management fees paid to TeleBeam for managing local and long distance telephone service networks primarily for business and residential customers.

Costs

 Communication Services

  Costs associated with TeleBeam's communication services business include significant up-front capital expenditures for the infrastructure required for it to provide facilities-based local, long distance voice and Internet/data services. These capital expenditures include the purchase of switching and customer premises equipment and the related costs associated with the construction of TeleBeam's local and long-haul networks

(the "backbone" facilities). TeleBeam also incurs the following direct costs associated with rendering communication services to its customers, including transmission, interconnection and other related telephone charges and commission fees paid monthly from the revenues generated by TeleBeam's pay telephone operations to customers, and to retailers on sales of TeleBeam's prepaid phone card products. In addition, TeleBeam incurs certain costs that are not capitalized, including engineering, sales offices and personnel, marketing, administration and other personnel who will be needed in advance of related revenues.

 Video Programming

  Costs associated with TeleBeam's video programming business include programming fees paid to satellite-broadcast networks, pay-per-view event providers and copyright fees for local affiliate programming. In addition, TeleBeam amortizes the costs of certain customer premises equipment such as set-top convertor boxes and other related transmission equipment associated with its delivering local and satellite programming.

 Field Service

  Costs associated with field service pertain to certain expenses incurred with TeleBeam's pay telephone and prepaid phone card business, including the collecting and processing of coin revenue, maintaining and repairing the telephones, software maintenance and diagnostics, as well as the costs associated with the production and sales of prepaid phone card products.

  On March 10, 1998, pursuant to a Stock Purchase Agreement, TeleBeam acquired all of the 20,000 outstanding shares of $1 par value capital stock of North American Communications, Inc., a facilities-based interexchange company, for approximately $12.3 million, including acquisition related costs, subject to any post-closing adjustment, as defined. Also in connection with the acquisition, TeleBeam assumed North American Communications, Inc.'s obligation for the gross receipts tax imposed by the Commonwealth of Pennsylvania, which is currently being disputed, through the acquisition date up to a maximum of $600,000. The estimated amount in dispute as of the acquisition date totaled approximately $460,000, for which no amount has been recorded as part of the allocation of the purchase price for liabilities assumed. North American Communications, Inc. was founded in 1985 and provides long-distance communications products and services to over 6,000 customers, primarily to the business sector, located in non-metropolitan markets in Pennsylvania. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the acquired business are included in the financial statements of TeleBeam beginning on March 10, 1998. The initial purchase price has been allocated on a preliminary basis to assets acquired and liabilities assumed based on estimated fair values. Goodwill is being amortized over twenty-five years on the straight-line method.

Results of Operations

  The following table sets forth the percentage relationship of certain expense items to total revenues derived from TeleBeam's consolidated statements of operations for the periods indicated:

                                   Year Ended December    Nine Months Ended
                                           31,              September 30,
                                   ---------------------  -------------------
                                   1996   1997   1998(1)   1998(2)    1999
                                   -----  -----  -------  ---------- --------
                                                             (unaudited)
Revenues:
  Communication services.........   93.9%  77.4%   93.5%       93.5%     93.5%
  Video programming..............    --     9.1     3.1         3.1       2.7
  Other services.................    6.1   13.5     3.4         3.4       3.8
                                   -----  -----  ------    --------  --------
    Total revenues...............  100.0  100.0   100.0       100.0     100.0
                                   -----  -----  ------    --------  --------
Operating costs and expenses:
  Communication services.........   57.8   48.4    45.6        45.5      50.4
  Programming fees...............    --     1.9     0.9         0.9       0.8
  Field service..................    8.3    9.7     5.3         5.0       6.7
  Selling, general and
   administrative(3).............   20.2   25.5    32.5        30.3      37.9
  Depreciation and amortization..    5.0    8.1     5.8         5.5       6.9
  Interest.......................    1.6   (1.6)    6.0         5.8       6.7
                                   -----  -----  ------    --------  --------
    Total costs and expenses.....   92.9   92.0    96.1        93.0     109.4
                                   -----  -----  ------    --------  --------
Earnings (loss) before income tax
 expense.........................    7.1    8.0     3.9         7.0      (9.4)
Income tax expense (benefit).....    2.4    2.8     1.6         2.8      (2.2)
                                   -----  -----  ------    --------  --------
Net earnings (loss)..............    4.7%   5.2%    2.3%        4.2%     (7.2)%
                                   =====  =====  ======    ========  ========

--------
(1) Results for the year ended December 31, 1998, include results of North American Communications, Inc. from the date of acquisition (March 10, 1998).
(2) Results for the nine months ended September 30, 1998, include six months plus twenty-one days of North American Communications, Inc. operating results from the date of acquisition (March 10, 1998).
(3) Includes abandoned private offering and acquisition expenses of $152,258 for the year ended December 31, 1998.

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

  Total revenues for TeleBeam increased by $1.6 million, or 15.4%, to $12.0 million for the nine months ended September 30, 1999, from $10.4 million for the nine months ended September 30, 1998. This increase was primarily attributable to TeleBeam's ownership of North American Communications, Inc. for the full nine months ended September 30, 1999. Earnings before income taxes, interest expense, depreciation and amortization totaled $0.5 million for the nine months ended September 30, 1999, compared to $1.9 million for the nine months ended September 30, 1998.

  Revenues from communication services increased by $1.5 million, or 15.3%, to $11.3 million for the nine months ended September 30, 1999, from $9.8 million for the nine months ended September 30, 1998. This was again caused in large part by TeleBeam's ownership of North American Communications, Inc. for the full nine months ended September 30, 1999, and TeleBeam's efforts to cross-sell other types of services to its existing customer base including long distance voice and high-capacity Internet/data services. In addition, TeleBeam expanded its geographic service area and network operations to attract new small and medium-sized business customers to its bundled communications service offering.

  Revenues from video programming were $300,000 for the nine month period ended September 30, 1998 and for the nine month period ended September 30, 1999. The video subscriber base remained relatively constant at approximately 2,300 subscribers over the same time period.

  Revenues from other services increased 33.3% from $0.3 million for the nine months ended September 30, 1998 to $0.4 million for the nine months ended September 30, 1999. The increase includes approximately $55,000 associated with the sale of TeleBeam's cellular resale customer base.

  Cost of communication services and video programming increased by $1.3 million, or 26.5%, to $6.2 million for the nine months ended September 30, 1999, from $4.9 million for the nine months ended September 30, 1998. As a percentage of total revenues, cost of services and products was 51.2% for the nine months ended September 30, 1999, compared to 46.4% for the nine months ended September 30, 1998, primarily as a result of an increasingly price competitive long distance market. Field service expenses increased to 6.7% of total revenues for the nine months ended September 30, 1999, compared to 5.0% for the nine months ended September 30, 1998.

  Selling, general and administrative costs increased by $1.4 million, or 43.8%, to $4.6 million for the nine months ended September 30, 1999, from $3.2 million for the nine months ended September 30, 1998. As a percentage of total revenues, selling, general and administrative costs was 37.9% for the nine months ended September 30, 1999, compared to 30.3% for the nine months ended September 30, 1998. The increase is primarily attributable to TeleBeam's ownership of North American Communications, Inc. for the full nine months ended September 30, 1999 and the continued increase in hiring sales, marketing, network and related personnel and professional fees in connection with TeleBeam's expansion of its facilities-based network and its geographic service area. In addition, during the nine months ended September 30, 1999, TeleBeam wrote off $0.2 million of telephone equipment that was decomissioned in 1999. TeleBeam anticipates that selling, general and administrative expenses will continue to grow as it needs to continue to hire in all areas of its operations, including engineering, sales offices and personnel, marketing, administration and other personnel who will be needed in advance of related revenues.

  Depreciation and amortization expense increased by $0.2 million, or 33.3%, to $0.8 million for the nine months ended September 30, 1999, from $0.6 million for the nine months ended September 30, 1998, primarily resulting from TeleBeam's acquisition of North American Communications, Inc. and purchase of equipment and buildout of its facilities-based network and switching systems.

  Interest expense increased to $0.9 million for the nine months ended September 30, 1999, from $0.7 million for the nine months ended September 30, 1998, primarily resulting from the borrowings by TeleBeam for the funding of the acquisition of North American Communications, Inc. and certain capital expenditures that were funded from TeleBeam's available working line of credit. Interest income decreased to $61,000 for the nine months ended September 30, 1999, from $68,000 for the nine months ended September 30, 1998.

  TeleBeam's effective tax rate for the nine months ended September 30, 1999 was significantly impacted by net operating losses. TeleBeam does not expect that it will generate positive net earnings in 1999 and therefore does not expect to pay any federal or state income tax.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Total revenues for TeleBeam increased by $11.4 million, or 367.7%, to $14.5 million for the year ended December 31, 1998, from $3.1 million for the year ended December 31, 1997. This increase was primarily attributable to TeleBeam's growth in revenues generated by TeleBeam's acquisition of North American Communications, Inc. on March 10, 1998. Earnings before income taxes, interest expense, depreciation and amortization totaled $2.3 million for the year ended December 31, 1998, compared to $0.5 million for the year ended December 31, 1997.

  Revenues from communication services increased by $11.1 million, or 462.5%, to $13.5 million for the year ended December 31, 1998, from $2.4 million for the year ended December 31, 1997. This was again caused in large part by TeleBeam's acquisition of North American Communications, Inc. on March 10, 1998, and TeleBeam's efforts to cross-sell other types of services to its existing customer base including long distance voice and high-capacity Internet/data services. In addition, TeleBeam expanded its geographic service area and network operations to attract new small and medium-sized business customers to its bundled communication service offering.

  Revenue from video programming increased 66.7%, from $0.3 million for the year ended December 31, 1997 to $0.5 million for the year ended December 31, 1998. This is reflective of four full quarters of operations in 1998, with a subscriber base of 2,283 on December 31, 1998 compared to the first year of operations in 1997, with a subscriber base of 2,279 on December 31, 1997.

  Revenues from other services increased 25.0% from $0.4 million for the year ended December 31, 1997, to $0.5 million for the year ended December 31, 1998. The increase is primarily attributable to the "dial-around" revenue from calls that are dialed from TeleBeam's pay telephones to gain access to a long distance company other than the carrier that is pre-programmed into the telephone.

  Cost of communication services and video programming increased by $5.1 million, or 318.8%, to $6.7 million for the year ended December 31, 1998, from $1.6 million for the year ended December 31, 1997. As a percentage of total revenues, cost of services and products was 46.5% for the year ended December 31, 1998, compared to 50.3% for the year ended December 31, 1997. This was primarily a result of TeleBeam's acquisition of North American Communications, Inc. Field service expenses decreased to 5.3% of total revenues for the year ended December 31, 1998, compared to 9.7% for the same period in 1997.

  Selling, general and administrative costs increased by $3.8 million, to $4.6 million for the year ended December 31, 1998, from $0.8 million for the year ended December 31, 1997. As a percentage of total revenues, selling, general and administrative costs was 32.5% for the year ended December 31, 1998, compared to 25.5% for the year ended December 31, 1997. The increase is attributable to TeleBeam's acquisition of North American Communications, Inc. and the continued increase in hiring sales, marketing, network and related personnel and professional fees in connection with TeleBeam's expansion of its packet-based data competitive local exchange carrier network and its geographic service area. TeleBeam had 14 employees as of December 31, 1997 and approximately 70 employees at December 31, 1998.

  Depreciation and amortization expense increased by $0.6 million, or 200.0%, to $0.9 million for the year ended December 31, 1998, from $0.3 million for the year ended December 31, 1997, primarily resulting from TeleBeam's acquisition of North American Communications and purchase of equipment and buildout of its facilities-based network and switching systems.

  Interest expense increased considerably to $0.9 million for the year ended December 31, 1998, from $17,000 for the year ended December 31, 1997, primarily resulting from the borrowings by TeleBeam for the funding of the acquisition of North American Communications, Inc. and certain capital expenditures associated with the expansion of TeleBeam's physical network that were funded from TeleBeam's available working line of credit. Interest income increased to approximately $82,000 for the year ended December 31, 1998 from $67,000 for the year ended December 31, 1997.

  During 1998, TeleBeam incurred expenses associated with capital raising and acquisition efforts which were abandoned due to certain factors related to market conditions and revisions to TeleBeam's business plan. No such costs were incurred in 1997.

  TeleBeam's combined federal and state income tax rate was approximately 42% and 35% in fiscal 1998 and 1997, respectively. The effective income tax rate for 1998 was higher than the rate for 1997 because of the acquisition of North American Communications, Inc.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Total revenues for TeleBeam increased by $0.2 million, or 6.9%, to $3.1 million for the year ended December 31, 1997, from $2.9 million for the year ended December 31, 1996. This increase was primarily attributable to the increase in dial-around compensation as mandated by the Telecommunications Act of 1996. Earnings before income taxes, interest expense, depreciation and amortization totaled $0.5 million for the year ended December 31, 1997, compared to $0.4 million for the year ended December 31, 1996.

  Revenues from communication services decreased by approximately $0.3 million, or 11.1%, to $2.4 million for the year ended December 31, 1997, from $2.7 million for the year ended December 31, 1996. This was primarily a result of lower prepaid calling card sales recognized in 1997 that was caused by the depletion efforts of both TeleBeam and its prepaid phone card customers of existing inventories that were priced at higher retail values.

  Revenues from video programming were $0.3 million for the year ended December 31, 1997. TeleBeam's video programming services were introduced in January 1997.

  Revenues from other services increased approximately 100.0% from $0.2 million for the year ended December 31, 1996, to $0.4 million for the year ended December 31, 1997. The increase is primarily attributable to the "dial-around" revenue from calls that are dialed from TeleBeam's pay telephones to gain access to a long distance company other than the carrier that is pre-programmed into the telephone.

  Cost of communication services and video programming decreased by $0.1 million, or 5.9%, to $1.6 million for the year ended December 31, 1997, from $1.7 million for the year ended December 31, 1996. As a percentage of total revenues, cost of services and products was 50.3% for the year ended December 31, 1997, compared to 57.8% for the year ended December 31, 1996. Field service expenses increased to 9.7% of total revenues for the year ended December 31, 1997, compared to 8.3% for the year ended December 31, 1996.

  Selling, general and administrative costs increased by $0.2 million, or 33.3%, to $0.8 million for the year ended December 31, 1997, from $0.6 million for the year ended December 31, 1996. As a percentage of total revenues, selling, general and administrative costs was 25.5% for the year ended December 31, 1997, compared to 20.2% for the year ended December 31, 1996. The increase is attributable to the additional administrative costs associated with TeleBeam's video programming service operations.

  Depreciation and amortization expense increased by $0.1 million, or 50.0%, to $0.3 million for the year ended December 31, 1997, from $0.2 million for the year ended December 31, 1996, primarily resulting from TeleBeam's expenses and capital equipment purchased for its video programming service operations.

  Interest expense decreased by $49,000, or 74.2%, to approximately $17,000 for the year ended December 31, 1997, from $66,000 for the year ended December 31, 1996, primarily resulting from principal debt reductions made as a result of positive cash flows derived from the sale of TeleBeam's common stock. Interest income increased to $67,000 for the year ended December 31, 1997 from $20,000 for the year ended December 31, 1996.

Liquidity and Capital Resources

  TeleBeam has financed its operations and growth primarily through proceeds received from the issuance of common stock, bank borrowings, and cash flows from operations. Net cash provided by operating activities was approximately $536,778 for the nine months ended September 30, 1999 compared to $576,768 for the nine months ended September 30, 1998. Net cash provided by operating activities was $764,195, $381,874 and $494,271 for fiscal 1998, 1997 and 1996, respectively. Cash was utilized in these years to support TeleBeam's existing operations.

  Cash flow used in investing activities was $378,198 for the nine months ended September 30, 1999 compared to $13,038,312 for the nine months ended September 30, 1998. Cash flow used in investing activities was $13,673,277, $564,659 and $750,465 for fiscal 1998, 1997 and 1996, respectively. In 1998, the cash used in investing activities was used primarily to purchase North American Communications, Inc.

  Net cash provided by financing activities was $625,634 for the nine months ended September 30, 1999 compared to $13,234,237 for the nine months ended September 30, 1998. Net cash provided by (used in) financing activities was $13,232,327, $(104,520) and $548,346 for fiscal 1998, 1997 and 1996. In 1998, net cash provided by financing activities was provided by net borrowings and was used for the acquisition of North American Communications, Inc. In 1997, net cash used in financing activities was provided by the issuance of common stock and was used to make principal payments on existing indebtedness. In 1996, net cash provided by financing activities was primarily attributable to net proceeds from the issuance of common stock and was used to make principal payments on existing indebtedness and to purchase treasury stock.

  In February 1998, TeleBeam entered into credit agreements with PNC Bank, N.A., (PNC) as its primary lender, and Keystone Financial (Keystone), formerly Mid-State Bank, N.A. PNC extended two new facilities, the proceeds of which were used by TeleBeam to acquire North American Communications, Inc. The first PNC credit facility provides for a $7 million term loan with a seven-year maturity. The second PNC credit facility provides for a $6 million revolving credit facility with similar terms and conditions as the first facility. Both facilities offer TeleBeam the option of fixing the preferred interest rate on any outstanding balances drawn on either credit facility for a period of up to 180 days. TeleBeam also entered into an interest rate hedge agreement with PNC for all outstanding borrowings under the term loan and $2 million of the revolving credit facility. In addition to the PNC facilities, TeleBeam also obtained a $2 million subordinated debt commitment from Keystone that was used entirely toward TeleBeam's acquisition of North American Communications, Inc. The subordinated debt is subordinate to PNC's credit facilities and matures 12 months following the maturity date of both PNC credit facilities.

  As of April 28, 1999, TeleBeam and PNC agreed to amend the credit facility. The amendment included revising certain financial covenants for 1999 by making the covenants less restrictive, effective with the first quarter of 1999. Subsequent to the first amendment, TeleBeam and PNC agreed to amend the credit facility throughout 1999 as needed in order for TeleBeam to remain in compliance with its financial covenants.

  TeleBeam believes that its cash from operations, existing cash balance and available bank borrowings will be sufficient to meet requirements to fund its existing operations for the next twelve months.

New Accounting Pronouncements

  In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-up Activities." The SOP is effective beginning on January 1, 1999, and requires that start-up costs, including organization costs as defined by the SOP, capitalized prior to January 1, 1999 be written-off and any future start-up costs to be expensed as incurred. TeleBeam management has completed its assessment of SOP 98-5 and has determined that its adoption will not have a material impact on the financial statements.

  In 1998, TeleBeam adopted another new disclosure pronouncement, SFAS No.131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to report selected segment information when certain size tests are met. TeleBeam has determined that it operates in only one reportable segment meeting the applicable tests.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for TeleBeam's financial statements beginning January 1, 2001. TeleBeam management has not completed its assessment of SFAS 133 and has not determined the impact adoption will have on TeleBeam's financial statements.

Impact of Year 2000


  The following disclosure is designated as Year 2000 readiness disclosure for purposes of the Year 2000 Information and Readiness Disclosure Act.

  Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the Year 2000 as "00" and may assume that the year is 1900 rather than 2000. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. TeleBeam recognizes the need to minimize the risk that its operations will be adversely affected by Year 2000 software failures and is in the process of preparing for the Year 2000.

  TeleBeam has developed a plan to modify its information systems technology to recognize the Year 2000. TeleBeam's project to address the Year 2000 issue includes ensuring the readiness of its business applications, operating systems and hardware on network servers, personal computers and local area networks. The project also addresses issues related to non-information embedded software and equipment, the readiness of key business partners and updating business continuity plans.

  The project has four phases: (1) assessment, (2) planning, (3) remediation and (4) testing and acceptance. During phase one, TeleBeam determined the size and scope of the problem and prepared an inventory of the hardware, software, interfaces and other items that may be affected. Third parties were contacted to determine the status of their efforts. During phase two, TeleBeam assessed the risks and decided whether to fix, replace, discard, or test the items identified in the inventory and then, if necessary, prepared a project plan and allocated appropriate resources. Phase three covers remediation where date occurrences in internally maintained systems are analyzed and corrected. Software and hardware are replaced where necessary. Operating systems that interface with outside parties are examined in more detail and modified if required. Phase four includes testing and acceptance of software, hardware, third-party interfaces and related items to ensure they will work in a number of different Year 2000 scenarios.

  The most significant categories of outside parties to TeleBeam are financial institutions, software vendors, governmental agencies, third-party service providers and utility providers (gas, electric, and telecommunications). TeleBeam's assessment of its key business partners is nearly completed. Communications with outside parties are underway and strategies are being developed to address issues as they are identified. TeleBeam has completed all of the tests it believes are necessary for Year 2000 readiness through September 30, 1999, however it is unable to predict any unforeseen problems that it may encounter through third-party service providers.

  As of September 30, 1999, the total cost associated with required modifications and/or permanent improvements to become ready for the Year 2000 has been approximately $350,000 which has been expensed as incurred and/or capitalized as appropriate. At this time there can be no assurance that these estimates will not be exceeded. Actual results may differ significantly from those projected. Some factors that may cause actual expenditures to differ include the availability and cost of trained personnel and the ability to locate and correct all relevant computer problems. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business.

  TeleBeam believes it will achieve Year 2000 readiness; however, the dependency of its systems and the need for them to interface with other systems internally and with those of its customers, vendors, partners, governmental agencies and other outside parties, create the possibility that some of its systems may experience Year 2000 problems. Specific factors that give rise to this concern include a possible loss of qualified resources, failure to identify and remediate all affected systems, noncompliance by third parties whose systems and operations interface with TeleBeam's systems and other similar uncertainties. TeleBeam will be developing contingency plans to minimize any potential disruptions to operations, especially from externally interfaced systems over which it has limited or no control.

Impact of Inflation

  TeleBeam does not believe that inflation has had a material effect on TeleBeam's business; however, general operating expenses such as salaries, interest expense, employee benefits and occupancy costs are subject to normal inflationary pressures.

Seasonality

  TeleBeam experiences some seasonality in its results of operations, particularly in the pay telephone operations, with its second and third quarters typically producing a greater volume of calls than its first and fourth quarters.

                                  MARKET RISK

  TeleBeam is exposed to market risk from changes in interest rates. TeleBeam does not have any foreign currency exchange risk or commodity price risk.

  As of December 31, 1998 and September 30, 1999, TeleBeam had solely variable rate debt. At December 31, 1998 the fair value of TeleBeam's variable rate debt was estimated to be $13.0 million, which approximated the carrying value based on TeleBeam's current incremental borrowing rates for similar types of borrowing arrangements. At this borrowing level, a hypothetical 10% adverse change in interest rates on the variable rate debt would increase interest expense and decrease net earnings by approximately $87,500. The amount was determined by considering the impact of the hypothetical interest rate increase on TeleBeam's borrowing cost at the December 31, 1998 borrowing level.

  At September 30, 1999 the fair value of TeleBeam's variable rate debt was estimated to be $13.1 million, which approximated the carrying value based on TeleBeam's current incremental borrowing rates for similar types of borrowing arrangements. At this borrowing level, a hypothetical 10% adverse change in interest rates on the variable rate debt would increase interest expense and increase net loss by approximately $79,900. The amount was determined by considering the impact of the hypothetical interest rate increase on TeleBeam's borrowing cost at the September 30, 1999 borrowing level.

  TeleBeam's credit facility with PNC requires TeleBeam to enter into interest rate swap and cap agreements to manage the interest rate exposure pertaining to borrowings under the credit facility. At December 31, 1998 and September 30, 1999, TeleBeam had entered into interest rate caps and swaps with a total notional amount of $9 million. Generally these instruments have initial terms of 3 years and effectively convert the variable interest rate option component to a fixed interest rate to which the applicable margin is added.

  The above market risk discussion and the estimated amounts presented are forward-looking statements of market risk assuming the occurrence of certain adverse market conditions. Actual results in the future may differ materially from those projected as a result of actual developments in the market.

                                    EXPERTS

  The consolidated financial statements of Conestoga included in its Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Beard & Company, Inc., independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of TeleBeam, Incorporated at December 31, 1998, and for the year then ended, appearing in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1997, and for each of the two years in the period ended December 31, 1997, by Arthur Andersen LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                                LEGAL OPINIONS

  The legality of the Conestoga common stock to be issued in connection with the merger is being passed upon by Barley, Snyder, Senft & Cohen, LLC, Reading, Pennsylvania. James H. Murray, of counsel to Barley, Snyder, Senft & Cohen, LLC, is Vice President and a Director of Conestoga and owns of record, or beneficially, 43,700 shares of Conestoga common stock. The tax consequences of the merger are being passed upon by Saul, Ewing, Remick & Saul, LLP, Berwyn, Pennsylvania, tax counsel to TeleBeam. Saul, Ewing, Remick and Saul, LLP, will pass upon certain legal matters relating to TeleBeam at the effective time.

                      WHERE YOU CAN FIND MORE INFORMATION

  Conestoga is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these documents at any of the following SEC locations:

  . Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.
    20549 [Note: you may also obtain copies of the documents at this location at prescribed prices];

  . Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago,
    Illinois 60661;

  . Seven World Trade Center, New York, New York 10048.

  Certain of these documents and other information is also available from the SEC over the Internet at http://www.sec.gov. Conestoga common stock (symbol:
CENI) is traded on the NASDAQ National Market. Therefore, you can also inspect reports, proxy statements and other information concerning Conestoga at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  Conestoga has filed a registration statement with the SEC on Form S-4 with respect to the Conestoga common stock to be issued pursuant to the merger agreement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement. We omitted certain parts of the registration statement in accordance with the SEC's rules and regulations. The registration statement is available for inspection and copying as described above.

  Statements in this proxy statement/prospectus as to the contents of any contract or document are not necessarily complete. You should refer to the contract or document filed as an exhibit to the registration statement for the complete contents of all contracts or documents referenced in this proxy statement/prospectus.

  The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superceded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference, as set forth below, documents relating to Conestoga that are not presented in or delivered with this proxy statement/prospectus.

    (1) the Annual Report on Form 10-K for the year ended December 31, 1998.

    (2) the Quarterly Report on Form 10-Q for the quarter ended March 30,
  1999.

    (3) the Quarterly Report on Form 10-Q for the quarter ended June 30,
  1999.

    (4) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

    (5) the Current Report on Form 8-K, dated November 18, 1999.

  All documents filed by Conestoga pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the date of the TeleBeam meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. All information appearing in this proxy statement/prospectus should be read in conjunction with, and is qualified in its entirety by, the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

  You may obtain a free copy of these documents* by calling or writing Conestoga's Secretary, Kenneth A. Benner, at:

                             Conestoga Enterprises, Inc.
                             202 East First Street
                             Birdsboro, PA 19508
                             Phone: (610) 582-8711

  To ensure timely delivery of the documents, you should make your request no later than January 24, 2000.

* Documents requested will be provided without exhibits unless the exhibits are also specifically incorporated by reference in this proxy statement/prospectus.

                     INDEX TO TELEBEAM FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors...........................................   F-2
Report of Independent Public Accountants.................................   F-3
Consolidated Balance Sheets, December 31, 1998 and 1997..................   F-4
Consolidated Statements of Income for the years ended December 31, 1998,
 1997 and 1996...........................................................   F-5
Consolidated Statements of Changes in Stockholders' Equity for the years
 ended December 31, 1998, 1997 and 1996..................................   F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1998, 1997 and 1996.....................................................   F-7
Notes to Consolidated Financial Statements...............................   F-8
Unaudited Financial Statements
Consolidated Balance Sheets, September 30, 1999 and December 31, 1998
 (unaudited).............................................................  F-21
Consolidated Statements of Operations for the nine months ended September
 30, 1999 and 1998 (unaudited)...........................................  F-22
Consolidated Statements of Cash Flows for the nine months ended September
 30, 1999 and 1998 (unaudited)...........................................  F-23
Notes to Consolidated Financial Statements for the nine months ended
 September 30, 1999 and 1998 (unaudited).................................  F-24

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
TeleBeam, Incorporated

  We have audited the accompanying consolidated balance sheet of TeleBeam, Incorporated as of December 31, 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of TeleBeam's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of TeleBeam, Incorporated as of December 31, 1998, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                  Ernst & Young LLP
Harrisburg, Pennsylvania
April 28, 1999

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of TeleBeam, Incorporated:

  We have audited the accompanying consolidated balance sheet of TeleBeam, Incorporated (a Delaware corporation) and Subsidiaries as of December 31, 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeleBeam, Incorporated and Subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

Pittsburgh, Pennsylvania,                         Arthur Andersen LLP
March 18, 1998

                             TELEBEAM, INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31
                                                       -----------------------
                                                          1998         1997
                                                       -----------  ----------
Assets
Current assets:
  Cash and cash equivalents........................... $   397,747  $   74,502
  Restricted cash in escrow account related to
   acquisition........................................     518,245         --
  Accounts receivable, trade less allowance for
   doubtful accounts of $107,750 in 1998..............   1,814,348     314,235
  Accounts receivable, related party..................     129,169     482,575
  Notes receivable, officers..........................     443,294     215,354
  Inventories.........................................     193,807     199,735
  Prepaid taxes.......................................         --       41,815
  Prepaid expenses....................................     154,844     197,512
  Deferred income taxes...............................     235,989      30,154
  Other current assets................................     140,417         --
                                                       -----------  ----------
    Total current assets..............................   4,027,860   1,555,882
Property and equipment, net...........................   5,024,936   2,126,135
Goodwill, net of accumulated amortization of $322,598
 in 1998..............................................   9,843,942         --
Other assets, net.....................................     350,883      90,282
Deposits..............................................      40,367         --
                                                       -----------  ----------
    Total assets...................................... $19,287,988  $3,772,299
                                                       ===========  ==========
Liabilities and stockholders' equity
Current liabilities:
  Current maturities of long-term debt................ $   632,841  $   40,381
  Accounts payable, trade.............................     643,537      76,544
  Accounts payable, related party.....................      72,387     322,238
  Accrued long-distance service charges...............      15,983     603,738
  Liability for acquisition in escrow account.........     518,245         --
  Accrued post-closing purchase price adjustment--
   acquisition........................................     559,837         --
  Accrued income taxes................................     264,325         --
  Other accrued expenses and current liabilities......     695,985     255,435
                                                       -----------  ----------
    Total current liabilities.........................   3,403,140   1,298,336
Long-term debt, less current maturities...............  12,387,357       4,678
Deferred income taxes.................................     419,087     221,382
                                                       -----------  ----------
    Total liabilities.................................  16,209,584   1,524,396
Stockholders' equity:
  Preferred stock--authorized and unissued, 250,000
   shares, $100 par value in 1998.....................         --          --
  Common stock, par value, $0.01 per share:
   Authorized, 15,000,000 shares
   Issued, 4,744,185 shares in 1998; 4,379,185 shares
    in 1997...........................................      47,442      43,792
  Common stock subscribed, par value, $0.01 per share:
   1,615,000 shares in 1998 and 1997..................      16,150      16,150
  Additional paid-in capital..........................   3,137,667   2,604,377
  Stock subscriptions receivable......................    (744,746)   (708,697)
  Less treasury stock, 250,000 shares at cost.........    (225,000)   (225,000)
  Retained earnings...................................     846,891     517,281
                                                       -----------  ----------
    Total stockholders' equity........................   3,078,404   2,247,903
                                                       -----------  ----------
    Total liabilities and stockholders' equity........ $19,287,988  $3,772,299
                                                       ===========  ==========

                            See accompanying notes.

                             TELEBEAM, INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME

                                                Years ended December 31
                                           -----------------------------------
                                              1998         1997        1996
                                           -----------  ----------  ----------
Revenues:
  Communication services.................  $13,571,180  $2,415,507  $2,744,813
  Video programming......................      452,047     283,039         --
  Other services.........................      491,398     422,108     178,053
                                           -----------  ----------  ----------
    Total revenues.......................   14,514,625   3,120,654   2,922,866
Costs and expenses:
  Communication services charges.........    6,622,592   1,507,816   1,690,460
  Video programming fees.................      125,143      58,839         --
  Field services.........................      769,447     304,139     242,592
  Selling, general, and administrative
   expenses..............................    4,566,227     796,920     590,890
  Depreciation and amortization..........      848,621     252,450     144,855
                                           -----------  ----------  ----------
    Total costs and expenses.............   12,932,030   2,920,164   2,668,797
                                           -----------  ----------  ----------
Operating income.........................    1,582,595     200,490     254,069
Other (income) expense:
  Interest expense.......................      945,036      17,091      66,346
  Interest income........................      (82,433)    (67,381)    (20,015)
  Abandoned private offering and acquisi-
   tion expenses.........................      152,258         --          --
                                           -----------  ----------  ----------
                                             1,014,861     (50,290)     46,331
                                           -----------  ----------  ----------
Income before income taxes...............      567,734     250,780     207,738
Provision for income taxes...............      238,124      88,622      69,816
                                           -----------  ----------  ----------
Net income...............................  $   329,610  $  162,158     137,922
                                           ===========  ==========  ==========
Earnings per common share:
  Basic..................................  $      0.05  $     0.03  $     0.05
  Diluted................................  $      0.05  $     0.03  $     0.04
Weighted average common shares and equiv-
 alents outstanding:
  Basic..................................    6,147,268   5,832,764   3,045,180
  Diluted................................    6,940,781   6,234,578   3,756,873

                            See accompanying notes.

                             TELEBEAM, INCORPORATED

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                    Common   Additional     Stock                             Total
                          Common    Stock     Paid-In   Subscriptions Treasury   Retained Stockholders'
                           Stock  Subscribed  Capital    Receivable     Stock    Earnings    Equity
                          ------- ---------- ---------- ------------- ---------  -------- -------------
Balance, December 31,
 1995...................  $25,450  $   --    $  381,050   $     --    $     --   $217,201  $  623,701
Issuance of common stock
 (1,306,685 shares).....   13,067      --     1,070,024         --          --        --    1,083,091
Treasury stock acquired
 (250,000 shares).......      --       --           --          --     (225,000)      --     (225,000)
Stock options exercised
 (926,000 shares).......      --     9,260      295,880    (305,140)        --        --          --
Tax benefit of options
 exercised..............      --       --         5,563         --          --        --        5,563
Net income..............      --       --           --          --          --    137,922     137,922
                          -------  -------   ----------   ---------   ---------  --------  ----------
Balance, December 31,
 1996...................   38,517    9,260    1,752,517    (305,140)   (225,000)  355,123   1,625,277
Issuance of common stock
 (467,500 shares).......    4,675      --       416,075         --          --        --      420,750
Stock options exercised
 (749,000 shares).......      600    6,890      377,570    (360,910)        --        --       24,150
Tax benefit of options
 exercised..............      --       --        58,215         --          --        --       58,215
Interest accrued on
 stock subscriptions....      --       --           --      (42,647)        --        --      (42,647)
Net income..............      --       --           --          --          --    162,158     162,158
                          -------  -------   ----------   ---------   ---------  --------  ----------
Balance, December 31,
 1997...................   43,792   16,150    2,604,377    (708,697)   (225,000)  517,281   2,247,903
Issuance of common stock
 (350,000 shares).......    3,500      --       521,500         --          --        --      525,000
Stock options exercised
 (15,000 shares)........      150      --         6,350         --          --        --        6,500
Tax benefit of options
 exercised..............      --       --         5,440         --          --        --        5,440
Interest accrued on
 stock subscriptions....      --       --           --      (36,049)        --        --      (36,049)
Net income..............      --       --           --          --          --    329,610     329,610
                          -------  -------   ----------   ---------   ---------  --------  ----------
Balance, December 31,
 1998...................  $47,442  $16,150   $3,137,667   $(744,746)  $(225,000) $846,891  $3,078,404
                          =======  =======   ==========   =========   =========  ========  ==========


                            See accompanying notes.

                             TELEBEAM, INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Year ended December 31
                                          -----------------------------------
                                              1998        1997        1996
                                          ------------  ---------  ----------
Cash flows from operating activities:
Net income............................... $    329,610  $ 162,158  $  137,922
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation and amortization..........      848,621    252,450     144,855
  Bad debt expense.......................      107,750        --          --
  Write-off of other assets..............       17,167        --          --
  Gain on disposal of assets.............       (1,257)       (51)       (207)
  Interest on stock subscriptions
   receivable............................      (36,049)   (42,647)        --
  Deferred income taxes..................       (8,130)    52,106      56,050
  Changes in operating assets and
   liabilities, net of effects of
   acquisition of a business:
    Accounts receivable..................      372,750   (567,662)    (93,396)
    Inventories..........................        6,985     23,392    (139,948)
    Prepaids and other...................       97,922   (103,861)     25,196
    Other current assets.................     (140,417)       --          --
    Accounts payable and accrued
     expenses............................     (830,757)   642,245     428,781
    Other assets.........................          --     (36,256)    (64,982)
                                          ------------  ---------  ----------
Net cash provided by operating
 activities..............................      764,195    381,874     494,271
Cash flows from investing activities:
Acquisition of business, net of cash
 acquired................................  (12,076,519)       --          --
Proceeds from disposal of property and
 equipment...............................       47,273        201       8,100
Purchases of property and equipment......   (1,315,927)  (422,404)   (753,857)
Net change in notes receivable,
 officers................................     (227,940)  (142,456)     (4,708)
Purchases of other assets................     (100,164)       --          --
                                          ------------  ---------  ----------
Net cash used in investing activities....  (13,673,277)  (564,659)   (750,465)
Cash flows from financing activities:
Proceeds from borrowings.................   14,275,520    319,130     100,000
Principal payments on loans..............     (775,381)  (868,550)   (409,745)
Debt issuance costs......................     (274,312)       --          --
Issuance of common stock.................          --     420,750   1,083,091
Exercise of common stock options.........        6,500     24,150         --
Treasury stock purchased.................          --         --     (225,000)
                                          ------------  ---------  ----------
Net cash provided by (used in) financing
 activities..............................   13,232,327   (104,520)    548,346
                                          ------------  ---------  ----------
Net increase (decrease) in cash and cash
 equivalents.............................      323,245   (287,305)    292,152
Cash and cash equivalents, at beginning
 of year.................................       74,502    361,807      69,655
                                          ------------  ---------  ----------
Cash and cash equivalents, at end of
 year.................................... $    397,747  $  74,502  $  361,807
                                          ============  =========  ==========


                            See accompanying notes.

                            TELEBEAM, INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

1. Organization

  The consolidated financial statements present the business activities of TeleBeam, Incorporated (the "Company"). TeleBeam is a full service facilities-based provider of communication services primarily to businesses and multiple-dwelling unit residential customers in less competitive, non-metropolitan markets in Pennsylvania. TeleBeam provides a variety of individual and bundled services to its customers, including local and long-distance voice services, Internet access and high-speed data transport, video programming and other enhanced communication services.

2. Acquisition

  On March 10, 1998, pursuant to a Stock Purchase Agreement, TeleBeam acquired all of the 20,000 outstanding shares of $1 par value capital stock of North American Communications, Inc., a facilities-based interexchange company, for approximately $12.3 million, including acquisition related costs, subject to any post-closing adjustment, as defined. Also in connection with the acquisition, TeleBeam assumed North American Communications, Inc.'s obligation for the gross receipts tax imposed by the Commonwealth of Pennsylvania, which is currently being disputed, through the acquisition date up to a maximum of $600,000. The estimated amount in dispute as of the acquisition date totaled approximately $460,000, for which no amount has been recorded as part of the allocation of the purchase price for liabilities assumed. North American Communications, Inc. was founded in 1985 and provides long-distance communications products and services to over 6,000 customers, primarily to the business sector, located in non-metropolitan markets in Pennsylvania. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the acquired business are included in the financial statements of TeleBeam beginning on March 10, 1998. The initial purchase price has been allocated on a preliminary basis to assets acquired and liabilities assumed based on estimated fair values. Goodwill is being amortized over twenty-five years on the straight-line method.

  The preliminary allocated fair value of assets acquired and liabilities assumed is summarized as follows:

     Current assets................................................ $ 1,921,558
     Property and equipment........................................   2,051,130
     Goodwill......................................................   9,606,703
                                                                    -----------
       Total.......................................................  13,579,391
     Less: liabilities assumed.....................................   1,223,017
                                                                    -----------
     Net cost of acquisition....................................... $12,356,374
                                                                    ===========

  As part of the initial purchase price TeleBeam deposited $500,000 into an escrow account. As of December 31, 1998, TeleBeam continues to carry a liability for the acquisition for the unpaid portion of the purchase price totaling the amount of cash in the escrow account. Also, a post-closing purchase price adjustment of $559,837 was calculated as an amount due to the sellers which was accrued as a liability and additional goodwill subsequent to the acquisition and the initial purchase price allocation. TeleBeam continues to withhold payment of the cash in the escrow account and the post-closing purchase price adjustment due to claims made by TeleBeam against the sellers under the Stock Purchase Agreement. TeleBeam is seeking indemnification from the sellers for losses and liabilities in excess of the total of these amounts.

                            TELEBEAM, INCORPORATED

  The following unaudited pro forma results of operations give effect to the operations of North American Communications, Inc. as if the acquisition had occurred as of the beginning of the periods presented. The pro forma results of operations do not purport to represent what TeleBeam's results of operations would have been had such transaction in fact occurred at the beginning of the periods presented or to project TeleBeam's results of operations in any future periods.

                                                       Year ended December 31,
                                                      -------------------------
                                                          1998         1997
                                                      ------------ ------------
                                                      (in thousands, except for
                                                      earnings per share data)
   Total revenues.................................... $     17,307 $     16,529
   Net income........................................ $        428 $        365
   Basic earnings per share.......................... $       0.07 $       0.06
   Diluted earnings per share........................ $       0.06 $       0.06

3. Summary of Significant Accounting Policies

Principles of Consolidation

  The consolidated financial statements include the financial statements of TeleBeam and its wholly-owned subsidiaries. On December 31, 1998, TeleBeam's stockholders approved the merger of TeleBeam, Incorporated and its wholly-owned subsidiaries North American Communications, Inc. and Smart Choice Long Distance, Inc. with TeleBeam, Incorporated being the surviving corporation. As of December 31, 1998, TeleBeam, USA, Inc. (a Delaware company), remains TeleBeam's sole wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Revenue and Cost Recognition

  Communication services consist of local, long-distance, public pay telephone revenues, and Internet services. These revenues are recognized when customers use the communication services. Video programming and other revenues are recognized as the services are rendered.

  Costs of revenues include all direct telephone and commission charges and other expenses related to the operation of local and long-distance services, public pay telephones, Internet services, video programming, and other communication services.

Accounts Receivable

  Credit losses are provided for in the financial statements and have been within management's expectations. TeleBeam generally does not require collateral.

Advertising

  TeleBeam expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 1998, 1997 and 1996 was approximately $209,459, $60,159 and $47,821, respectively.

Cash and Cash Equivalents

  TeleBeam considers cash and cash equivalents as those liquid investments purchased with an original maturity of three months or less.

                            TELEBEAM, INCORPORATED

Allowance for Doubtful Accounts

  During the years ended December 31, 1998, 1997 and 1996 amounts charged to bad debt expense and accounts written off, net of recoveries, were as follows:

                                      Charged
                           Balance at to Costs Charged to                 Balance
                           Beginning    and      Other                   at End of
Year Ended                 of Period  Expenses  Accounts    Deductions    Period
----------                 ---------- -------- ----------   ----------   ---------
December 31, 1998.........    $--     $72,679   $51,000(2)   $15,929(1)  $107,750
December 31, 1997.........     --         --        --           --           --
December 31, 1996.........     --         --        --           --           --

--------
(1) Uncollectable accounts written off, net of recoveries.
(2) Allowance for bad debts of acquired companies.

Inventories

  TeleBeam values its inventories, which consist primarily of replacement parts, pay telephone equipment, wireless broadcast equipment, dialers, pagers and prepaid calling cards, at the lower of cost or market with cost determined using the first-in, first-out (FIFO) method.

Property and Equipment

  Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives which range from five to fifteen years. Repairs and maintenance are charged to expense and betterments are capitalized.

Goodwill and Other Assets

  Goodwill represents the costs in excess of net assets of the business acquired and is amortized on a straight-line basis over twenty-five years. Other assets include primarily debt issuance costs. Amortization is computed using the straight-line method over the terms of the related debt of five to seven years for debt issuance costs and five years for other items.

  The carrying value of goodwill and other intangible assets is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If this review indicates that the value assigned to intangible assets would not be recoverable, as determined based on undiscounted future cash flows over the remaining amortization period, TeleBeam's carrying value of intangible assets would be reduced by the excess of such value over projected future cash flows.

Income Taxes

  TeleBeam accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) which requires the use of the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                            TELEBEAM, INCORPORATED

Derivatives

  TeleBeam enters into interest rate swap and cap agreements to hedge the exposure to increasing rates with respect to its Credit Facility. The differential to be paid or received as a result of these agreements is accrued as interest rates change and recognized as an adjustment to interest expense under the Credit Facility.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

  The following methods and assumptions were used by TeleBeam in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amounts approximate the fair value because of the short maturity of such instruments.

  Accounts receivable, notes receivable, accounts payable and accrued liabilities: The carrying amounts approximate the fair value because of the short maturity of such instruments.

  Short and long-term debt: The carrying amounts approximate the fair value based on current financing for similar loans available to TeleBeam.

Segment Information

  In 1998, TeleBeam adopted new disclosure pronouncement, SFAS No.131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to report selected segment information when certain size tests are met. TeleBeam has determined that it operates in only one reportable segment meeting the applicable tests.

Reclassifications

  Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

New Accounting Pronouncements

  In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-up Activities." The SOP is effective beginning on January 1, 1999, and requires that start-up costs, including organization costs as defined by the SOP, capitalized prior to January 1, 1999 be written-off and any future start-up costs to be expensed as incurred. Management has completed its assessment of SOP 98-5 and has determined that its adoption will not have a material impact on the financial statements.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for TeleBeam's financial statements beginning January 1, 2001. Management has not completed its assessment of SFAS 133 and has not determined the impact adoption will have on TeleBeam's financial statements.

                            TELEBEAM, INCORPORATED

4. Accounts Receivable for Dial Around Compensation

  At December 31, 1998 and 1997, accounts receivable included $354,909 and $229,951, respectively, relating to "dial around" compensation. The balance at December 31, 1998 includes approximately $116,000 from 1997. A dial around call occurs when a non-coin call is placed from the Company's public pay telephones and utilizes a carrier other than the Company's dedicated provider of long-distance and operator-assisted service. Payments relating to such receivables are normally received quarterly in arrears.

  Several parties, including interexchange carriers ("IXCs"), filed petitions with the U.S. Court of Appeals for review of certain of the Federal Communications Commission ("FCC") regulations under the 1996 Payphone Order, which stated the Company was to receive dial around compensation of $45.85 per installed pay telephone from November 6, 1996 through October 6, 1997 and per call compensation of $0.35 per call from October 7, 1997 to October 6, 1998, and thereafter, at a per call rate equal to the local coin rate for each dial around call.

  The FCC reevaluated their rules and regulations and issued the 1997 Payphone Order establishing new dial around compensation rates of $0.284 per call. On March 9, 1998, the FCC issued a Memorandum Opinion and Order establishing a timetable for Local Exchange Carriers ("LECs") to implement a system for identifying dial around calls placed from pay telephones. The Memorandum reiterated the obligation of the IXCs to pay, by April, 1998, $0.284 per call based on the actual number of dial around calls per pay telephone, if such call data is available. A number of parties filed a Motion to Stay the 1997 Payphone Order. The Court of Appeals elected not to vacate the $0.284 per call rate on the understanding that if and when on remand the FCC established some different rate of fair compensation for dial around calls, the FCC may adjust the dial around compensation rate retroactively, should the equities so dictate.

  In January 1999, the FCC issued its ruling in the current proceeding and set the per call compensation rate at $0.24 per call. The FCC did not specify a future date that the $0.24 per call rate will be effective nor did they indicate whether the rate would be applied prospectively or retroactively. Effective February 1, 1999, the Company adopted the $0.24 per call rate.

  Based on the information available under the 1997 Payphone Order, the Company believes that the minimum amount it is entitled to as fair compensation for the period of November 7, 1996 through December 31, 1998 is $0.284 per call. Further, the Company does not believe that it is reasonably possible that the amount will be materially less than this amount. During 1998, 1997 and 1996, the Company recognized dial around revenues of $319,457, $332,604 and $107,054, respectively.

                            TELEBEAM, INCORPORATED

5. Property and Equipment

  The components of property and equipment are as follows as of December 31:

                                                            1998        1997
                                                         ----------  ----------
     Office equipment and software...................... $  533,375  $  185,738
     Tools..............................................    103,408      45,485
     Network monitoring and switching equipment.........  2,142,423     285,987
     Enclosure equipment................................    143,918     163,534
     Telephone equipment................................    744,105     778,929
     Installation costs.................................    247,840     247,611
     Transportation equipment...........................    173,566     134,787
     Buildings..........................................    488,224         --
     Leasehold improvements.............................     82,985      71,339
     Wireless broadcast equipment.......................    524,666     518,809
     Hybrid fiber/co-axial network......................    749,952     180,014
                                                         ----------  ----------
                                                          5,934,462   2,612,233
     Accumulated depreciation...........................   (909,526)   (486,098)
                                                         ----------  ----------
                                                         $5,024,936  $2,126,135
                                                         ==========  ==========

6. Debt Arrangements

  Long-term debt consists of the following as of December 31:

                                                             1998        1997
                                                          -----------  --------
   Credit facility:
     Term loan........................................... $ 7,000,000  $    --
     Revolving loan......................................   4,015,520       --
   Subordinated debt facility............................   2,000,000       --
   Previous credit facility..............................         --     33,000
   Vehicle loans.........................................       4,678    12,059
                                                          -----------  --------
                                                           13,020,198    45,059
   Less amounts classified as current....................    (632,841)  (40,381)
                                                          -----------  --------
   Total long-term debt.................................. $12,387,357  $  4,678
                                                          ===========  ========

Credit Facility

  The Company has a credit facility with PNC Bank, N.A. ("PNC") (the "Credit Facility") pursuant to which the bank provided the availability of loans to the Company, on a revolving-credit basis, in an aggregate principal amount not to exceed $6 million (the "Revolving Loan") and a term loan (the "Term Loan) of $7 million. The Company is required to make quarterly payments on the outstanding principal of the Term Loan beginning June 30, 1999. These payments increase each year on the anniversary date of the initial payment, until the borrowings on the Term Loan are paid in full on the expiration date of December 31, 2004. The amount of outstanding borrowings allowed under the Revolving Loan is to be reduced from the maximum $6 million on a quarterly and cumulative basis beginning December 31, 1999. These reductions in commitment increase at the end of each quarter of each succeeding fiscal year until the Revolving Loan is paid in full on expiration at December 31, 2004. The Credit Facility restricts the Company's ability to, among other things, pledge assets, incur additional indebtedness, make loans to subsidiaries and/or officers above certain amounts, make distributions or dividends to stockholders or provide a return of capital from common stock, merge with or acquire other entities, permit a change of control and sell fixed assets. The Credit Facility also contains restrictive financial covenants that include requiring the Company to maintain ratios of debt to cash flow and interest coverage and certain other ratios.

                            TELEBEAM, INCORPORATED

  As of April 28, 1999, the Company and PNC agreed to amend the Credit Facility agreement for certain financial covenants. The amendment includes revising certain financial covenants for 1999 by making the covenants less restrictive, effective with the first quarter of 1999. The Company believes that it will be able to comply with all covenants, as amended. The Company and the Bank expect to complete and execute the documents related to the amendment to the Credit Facility agreement by May 31, 1999.

  Any loan shall, at the Company's option, be made as a Base Rate Loan, Eurodollar Loan, or both. Under the Credit Facility, interest is payable at the prevailing base rate and/or Eurodollar rate plus an applicable margin determined quarterly based on the Company's debt to cash flow ratio. The applicable margin as of December 31, 1998 on the outstanding borrowings under the Revolving Loan and Term Loan was 2.625%. During 1998, all borrowings under the Credit Facility had been borrowed using the Eurodollar Loan option. The weighted average interest rate, including the applicable margin, as of December 31, 1998 on the Term Loan was 7.66%.

  As of December 31, 1998, the Company had $4,015,520 in outstanding borrowings under the Revolving Loan. As of December 31, 1998, the weighted average interest rate on the outstanding borrowings was 7.66%. The Credit Facility also provides for an annual fee ranging from 0.25% to 0.375% on the unused commitment, payable quarterly. As of December 31, 1998, the unused portion of the commitment under the Credit Facility was $1,984,480.

  The Credit Facility requires the Company to enter into interest rate swap and cap agreements to manage the interest rate exposure pertaining to borrowings under the Credit Facility. At December 31, 1998, the Company had entered into interest rate caps and swaps with a total notional amount of $9 million. Generally these instruments have initial terms of 3 years and effectively convert the variable interest rate option component to a fixed interest rate to which the applicable margin is added. The fixed interest rate under these agreements was approximately 5.96% at December 31, 1998.

  The repayment of the Credit Facility is collateralized by, among other things, the grant of a security interest in substantially all of the assets of the Company. The Chairman, President and Chief Executive Officer of the Company has also provided a personal guarantee in the amount of $1 million.

  Upon execution of the Credit Facility, the Company repaid all of its outstanding indebtedness under its then existing revolving and term loan agreement and the majority of the proceeds was used in connection with the Company's acquisition of North American Communications, Inc.

Subordinated Debt Facility

  On March 10, 1998, the Company entered into a subordinated debt agreement with Keystone Financial ("Keystone"), formerly Mid-State Bank, N.A., as a condition of the Company receiving its Credit Facility, which required the entire amount of the Subordinated Facility to be used for the acquisition of North American Communications, Inc. The entire principal balance of the Subordinated Debt Facility is due on March 10, 2005. No other principal payment is required under the Subordinated Debt Facility during the term of the loan. Under the Subordinated Debt Facility, interest is paid monthly at the prime rate plus 1.0%. As of December 31, 1998, the interest rate was 8.75%.

  The repayment of the Subordinated Debt Facility is collateralized by, among other things, the grant of a junior security interest to the Credit Facility in substantially all assets of the Company. In addition, the Company's Chairman, President and Chief Executive Officer, Executive Vice President, members of the Board of Directors and one individual stockholder of the Company provided personal guarantees to Keystone as a condition of extending the Subordinated Debt Facility to the Company.

                            TELEBEAM, INCORPORATED

Vehicle Loans

  The Company has various vehicle loans with interest rates varying from 9.00% to 9.29%, payable in monthly installments through November 2000.

Previous Credit Facility

  As of December 31, 1997, the Company had two credit facilities with Keystone (the "Previous Credit Facility"). The Previous Credit Facility included a $2 million term loan and a $500,000 revolving working line of credit. The Previous Credit Facility was collateralized by substantially all of the Company's assets. Any loan that was made under the previous term loan was made to the Company on an interest-only basis for a period of twenty-four months and thereafter automatically converted to an amortized loan for a period of eighty-four months until paid in full. Any loan that was made under the previous revolver loan was made to the Company on an interest-only basis for a period of twenty-four months. The previous revolver loan was reviewed for renewal every two years by the bank. In the event that the bank would choose not to review the previous revolver loan, the Company would then have had twelve months to repay any outstanding principal balance.

  Under the Previous Credit Facility, outstanding borrowings bore interest at a rate approximating the prime rate with no margin, or the London Interbank Offered Rate ("LIBOR") plus a margin of 2.75%. The Company had the option to choose either the prime rate or LIBOR rate, or both under its borrowings. As of December 31, 1997, all outstanding balances of $33,000 were drawn under the LIBOR rate option. During 1997, the Company had borrowings and repayments of $319,130 under the Previous Credit Facility. The weighted average interest rate, including margin, as of December 31, 1997 was 8.38%. These credit facilities were fully satisfied and terminated as of the date of closing on the North American Communications, Inc. acquisition.

  The schedule of maturities of long-term debt is as follows as of December 31, 1998:

        1999........................................................ $   632,841
        2000........................................................     981,837
        2001........................................................   1,190,000
        2002........................................................   2,275,520
        2003........................................................   2,840,000
        Thereafter..................................................   5,100,000
                                                                     -----------
          Total..................................................... $13,020,198
                                                                     ===========

  Interest paid totaled $937,586, $23,886 and $59,551 in 1998, 1997 and 1996,
respectively.

7. Lease Obligations

  The Company has various leases for different office facilities. The Company leases its headquarters office facility from an affiliated company. The lease terms expire at various dates through the year 2003, with optional renewal periods. Lease expense charged to operations was $117,682, $64,778 and $37,477 for the years ended December 31, 1998, 1997 and 1996, respectively.

  Minimum future rental payments under noncancelable operating leases as of December 31, 1998 are as follows:

        1999............................................................ $56,585
        2000............................................................  10,746
        2001............................................................  10,796
        2002............................................................   8,752
        2003............................................................   1,125
                                                                         -------
          Total......................................................... $88,004
                                                                         =======

                            TELEBEAM, INCORPORATED

8. Related Party Transactions

  Certain stockholders of the Company are also stockholders in other companies with whom the Company has business transactions. These transactions and balances are summarized as follows:

                                                    Year ended December 31
                                                 -----------------------------
                                                   1998      1997      1996
                                                 --------- --------- ---------
   Expense transactions:
     Commissions from telecommunication servic-
      es........................................ $ 403,862 $ 406,938 $ 620,846
     Lease of office facility...................    73,596    64,778    37,477
   Revenue transactions:
     Pay telephones at related party locations
      and other telecommunications services..... 1,345,164 1,620,620 1,823,237

                                                                  December 31
                                                               -----------------
                                                                 1998     1997
                                                               -------- --------
   Balances:
     Accounts receivable...................................... $129,169 $482,575
     Accounts payable......................................... $ 72,387 $322,238

  The Company has short-term interest bearing notes receivable with the Company's Chairman, President and Chief Executive Officer, the Company's Executive Vice President and a partnership owned by certain officers of the Company. The balance of these notes receivable, including accrued interest, was $443,294 and $215,354 as of December 31, 1998 and 1997, respectively. Interest income on these notes totaled $19,303, $10,413 and $6,122 during 1998, 1997 and 1996, respectively.

9. Stock Option Plan

  The Company adopted an Equity Compensation Stock Option Plan in 1993 for its directors and certain key employees, which provides for non-qualified and qualified stock options. The Board of Directors determines the option price, which cannot be less than the fair market value of the underlying stock at the date of grant. Options are generally exercisable one to four years after the date of grant and expire five (5) or ten (10) years after the date of grant.

  A summary of option activity is as follows:

                                                      Number    Option Price Per
                                                     of Shares       Share
                                                     ---------  ----------------
   Outstanding at December 31, 1995................. 1,180,000   $0.25 - $0.44
     Granted during 1996............................ 1,557,500   $0.50 - $0.90
     Exercised during 1996..........................  (926,000)  $0.28 - $0.44
                                                     ---------   -------------
   Outstanding at December 31, 1996................. 1,811,500   $0.25 - $0.90
     Granted during 1997............................   942,500   $0.90 - $0.99
     Exercised during 1997..........................  (749,000)  $0.44 - $0.55
                                                     ---------   -------------
   Outstanding at December 31, 1997................. 2,005,000   $0.25 - $0.99
     Granted during 1998............................   667,082   $1.50 - $1.65
     Exercised during 1998..........................   (15,000)  $0.40 - $0.50
     Canceled during 1998...........................  (737,250)  $0.90 - $1.65
                                                     ---------   -------------
   Outstanding at December 31, 1998................. 1,919,832   $0.25 - $1.65
                                                     =========   =============

                            TELEBEAM, INCORPORATED

  Additional information with respect to outstanding options as of December 31, 1998 is as follows:

                                                                                Options
                    Options Outstanding                                       Exercisable
   ---------------------------------------------------------------            -----------
                                                 Weighted Average
                           Number of                Remaining                  Number of
   Exercise Prices          Options              Contractual Life               Options
   ---------------         ---------             ----------------             -----------
    $0.25 - $0.55          1,035,000                   3.25                    1,035,000
    $0.90 - $0.99            530,000                   5.41                      530,000
    $1.50 - $1.65            354,832                   9.06                          --
                           ---------                   ----                    ---------
    $0.25 - $1.65          1,919,832                   4.92                    1,565,000
                           =========                   ====                    =========

  At December 31, 1998, options to purchase 1,565,000 shares were vested, 1,890,168 shares were available for future grants and 354,832 were unvested. The Company has reserved 3,810,000 shares of common stock for options issued under the plan.

  The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) during the year ended December 31, 1996. SFAS 123 applies to stock options issued in 1995 or later. As such, approximately 650,000 options issued prior to 1995 are not accounted for in accordance with SFAS 123. In accordance with the provisions of SFAS 123, the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plan. Therefore, the Company does not recognize compensation expense for its stock-based compensation plan because the exercise price of the options is at least equal to the fair market value of the underlying common stock at the grant date. If the Company had elected to recognize compensation expense based upon the fair value of the options at the grant date for awards under this plan consistent with the methodology prescribed by SFAS 123, the Company's net income and basic and diluted earnings per share would have been reduced to the following for those options issued in 1995 and later:

                                                       Year ended December 31
                                                     --------------------------
                                                       1998     1997     1996
                                                     -------- -------- --------
   Net income:
     As reported.................................... $329,610 $162,158 $137,922
     Pro forma...................................... $219,343 $101,924 $ 63,067
   Basic earnings per share:
     As reported.................................... $   0.05 $   0.03 $   0.05
     Pro forma...................................... $   0.03 $   0.02 $   0.02
   Diluted earnings per share:
     As reported.................................... $   0.05 $   0.03 $   0.04
     Pro forma...................................... $   0.03 $   0.02 $   0.02

  These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

  The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

        Risk free interest rates................................. 5.03% to 7.04%
        Expected lives........................................... 3 or 7 years
        Expected volatility...................................... 0.0%
        Expected dividend yield.................................. 0.0%

                            TELEBEAM, INCORPORATED

10. Retirement Plan

  In July 1998, the Company adopted a defined contribution retirement plan as defined under Section 401(k) of the Internal Revenue Code under which all full time employees are eligible to participate after 90 days of continuous service and providing they have attained their twenty-first birthday. Employee contributions vest immediately and employer contributions become 50% vested after two years of service and fully vested by the end of the third year of service. Fund withdrawals typically are not permitted prior to attaining the normal retirement age of 65 with the exception of hardship withdrawals as defined in the plan.

  The Company may contribute a discretionary amount determined in its sole judgment. Such additional contribution, if any, shall be allocated to each participant in proportion to his or her compensation for the Company's tax year. In 1998, the Company matched up to 50% of 3% of participating employees' wages. Employer contributions for 1998 totaled $6,838.

11. Income Taxes

  The provision (benefit) for income taxes attributable to income from operations consists of the following:

                                                       Year ended December 31
                                                      --------------------------
                                                        1998     1997     1996
                                                      --------  -------  -------
   Current:
     Federal......................................... $156,537  $25,440  $   --
     State...........................................   89,717   11,076      --
                                                      --------  -------  -------
                                                       246,254   36,516      --
   Deferred:
     Federal.........................................   (6,908)  53,680   61,448
     State...........................................   (1,222)  (1,574)   8,368
                                                      --------  -------  -------
                                                        (8,130)  52,106   69,816
                                                      --------  -------  -------
                                                      $238,124  $88,622  $69,816
                                                      ========  =======  =======

  The above income tax expense differed from the amounts computed by applying the federal income tax rate to pretax income as a result of the following:

                                                    Year ended December 31
                                                   --------------------------
                                                     1998     1997     1996
                                                   --------  -------  -------
   Tax at U.S. Federal statutory rate............. $193,030  $85,265  $72,708
   State and local income taxes, net of federal
    income tax benefit............................   50,855    9,501    2,829
   Nondeductible expenses.........................    5,296      187      343
   Alternative minimum tax........................      --     5,937    5,645
   Benefit of graduated tax rates.................      --   (12,268) (11,709)
   Other..........................................  (11,057)     --       --
                                                   --------  -------  -------
                                                   $238,124  $88,622  $69,816
                                                   ========  =======  =======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                            TELEBEAM, INCORPORATED

  Significant components of the deferred tax assets and deferred tax liabilities are as follows:

                                                       December 31
                                              -------------------------------
                                                1998       1997       1996
                                              ---------  ---------  ---------
   Deferred tax asset (liability):
     State net operating loss carryforward... $  78,848  $  30,154  $  12,124
     Accrued expenses........................   107,118        --         --
     Other...................................    50,023        --         --
     Property and equipment, principally due
      to differences in depreciation.........  (332,142)  (221,382)  (151,246)
     Goodwill, due to differences in
      amortization period....................   (86,945)       --         --
                                              ---------  ---------  ---------
   Net deferred tax liability................ $(183,098) $(191,228) $(139,122)
                                              =========  =========  =========

  Income taxes paid totaled $24,913, $14,058 and $7,642 in 1998, 1997 and 1996, respectively.

12. Stockholders' Equity

  In February 1997, the Company issued 467,500 shares of stock at $.90 per share. The proceeds were used to reduce long-term debt.

  In February 1998, the Company issued various Promissory Notes to a group of individuals. The aggregate amount of the Notes totaled $625,000 bearing interest at a rate of 9.50%. Interest was payable monthly with the principal amount of the Notes due on October 1, 1999. Under the Notes, the holders had been given conversion rights, at the holder's option, during the term of the Notes, to convert the outstanding balance of each Note for shares of common stock in the Company. During 1998, $525,000 of the Notes were converted to shares of the Company's common stock at a price per share of $1.50. The remaining $100,000 Note that was not converted to the Company's common stock was repaid and canceled during 1998.

  Subscriptions receivable includes notes receivable with the Company's Chairman, President and Chief Executive Officer and the Company's Executive Vice President, executed during 1997 and 1996. The balance of these notes receivable including accrued interest, was $772,030 and $744,746 as of December 31, 1998 and 1997, respectively. The notes bear interest ranging from 5.24% to 5.83% and are payable on demand commencing at various dates from December 1999 to December 2000.

13. Earnings Per Share

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") in February 1997. SFAS 128 simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings Per Share." SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS, which includes only the weighted average number of shares of common stock outstanding and does not include any potential dilutive securities in the calculation. The following is the reconciliation of the basic and diluted per share computations for the years ended December 31, 1998, 1997 and 1996:

                                    1998                        1997                        1996
                         --------------------------- --------------------------- ---------------------------
                                    Average    Per              Average    Per              Average    Per
                           Net      Shares    Share    Net      Shares    Share    Net      Shares    Share
                          Income  Outstanding Amount  Income  Outstanding Amount  Income  Outstanding Amount
                         -------- ----------- ------ -------- ----------- ------ -------- ----------- ------
Basic EPS............... $329,610  6,147,268   $.05  $162,158  5,832,764   $.03  $137,922  3,045,180   $.05
Effect of dilutive
 securities:
 Common stock options...      --     793,513    --        --     401,814    --        --     711,693    --
                         --------  ---------   ----  --------  ---------   ----  --------  ---------   ----
Diluted EPS............. $329,610  6,940,781   $.05  $162,158  6,234,578   $.03  $137,922  3,756,873   $.04
                         ========  =========   ====  ========  =========   ====  ========  =========   ====

                            TELEBEAM, INCORPORATED

14. Contingencies

  In Pennsylvania, the gross receipts of public utility companies are subject to taxation at a rate of 0.05 mils. On June 16, 1994, Pennsylvania signed into law a bill that clearly identified interexchange telecommunications carriers as being subject to this gross receipts tax. North American Communications, Inc. has been on public record as an interexchange reseller since filing tariffs with the Pennsylvania Public Utilities Commission on August 17, 1992 and being issued a Certificate of Public Convenience at that time. The Pennsylvania Department of Revenue notified North American Communications, Inc. in 1996 that they were subject to the gross receipts tax from the date of inception and estimated the tax due based on the 1995 level of calls. In order to appeal this decision, North American Communications, Inc. had to file returns for 1985 through 1993 with their calculations supporting actual levels of calls in each year. These returns have been filed and notice of settlement received from the state, but no payments have been made by North American Communications, Inc. Corresponding appeals for each of these years had been filed by North American Communications, Inc. and the Company. The Company does not believe that any liability exists for the gross receipts tax, including the tax period prior to 1994 and as such has not recorded any in the financial statements. The Company estimates that considering additional penalties and interest, and the potential expense of approximately $126,000 for the period subsequent to the acquisition of North American Communications, Inc. by the Company through December 31, 1998, the potential liability for this tax would be approximately $656,000 as of December 31, 1998.

  On March 16, 1998 North American Communications, Inc. paid $140,417 for the estimated gross receipts tax liability for calendar year 1998. On March 15, 1999 the Company filed a gross receipts tax return with no tax due, requesting a refund of the $140,417 paid previously. During April 1999, the Company received this refund.

  The Company has entered into agreements with several carriers to purchase long-distance service from them. Some of these contracts contain minimum usage requirements as well as penalties if minimums are not reached. Management believes that the minimums are such that their normal volume of business is sufficient to cover these requirements.

  The Company has entered into agreements with several customers that state an agreed to cost per minute for a period of 12 to 36 months. These contracts hold the customer liable for certain costs if they terminate the contract prior to the minimum one-year commitment. This type of agreement is considered an amendment to the customer service agreement and as such is subject to the terminology in that agreement that states that if underlying costs were to change due to actions by regulatory bodies, those costs could be passed on to the customer. Based on this, management believes they have little exposure to potential losses should their costs increase while locked into these customer agreements.

                             TELEBEAM, INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                     September 30  December 31
                                                         1999         1998
                                                     ------------  -----------
Assets
Current assets:
 Cash and cash equivalents.........................  $ 1,181,961   $   397,747
 Restricted cash in escrow account related to
  acquisition......................................      535,693       518,245
 Accounts receivable, trade less allowance for
  doubtful accounts of $254,750 as of September 30,
  1999 and $107,750 as of December 31, 1998........    1,816,291     1,814,348
 Accounts receivable, related party................       85,014       129,169
 Notes receivable, officers........................      219,938       443,294
 Inventories.......................................      256,491       193,807
 Prepaid taxes.....................................       97,707           --
 Prepaid expenses..................................      565,765       154,844
 Deferred income taxes.............................      453,097       235,989
 Other current assets..............................          --        140,417
                                                     -----------   -----------
 Total current assets..............................    5,211,957     4,027,860
Property and equipment, net........................    4,927,833     5,024,936
Goodwill, net of accumulated amortization of
 $627,594 as of September 30, 1999 and $322,598 as
 of December 31, 1998                                  9,538,946     9,843,942
Other assets, net..................................      300,598       350,883
Deposits...........................................       24,727        40,367
                                                     -----------   -----------
 Total assets......................................  $20,004,061   $19,287,988
                                                     ===========   ===========
Liabilities and stockholders' equity
Current liabilities:
 Current maturities of long-term debt..............  $   946,966   $   632,841
 Accounts payable, trade...........................    1,455,003       643,537
 Accounts payable, related party...................       17,374        72,387
 Accrued long-distance service charges.............        1,528        15,983
 Liability for acquisition in escrow account.......      535,700       518,245
 Accrued post-closing purchase price adjustment --
  acquisition......................................      559,837       559,837
 Accrued income taxes..............................          --        264,325
 Other accrued expenses and current liabilities....      942,844       695,985
                                                     -----------   -----------
 Total current liabilities.........................    4,459,252     3,403,140
Long-term debt, less current maturities............   12,150,866    12,387,357
Deferred income taxes..............................      530,233       419,087
                                                     -----------   -----------
 Total liabilities.................................   17,140,351    16,209,584
Stockholders' equity:
 Preferred stock--authorized and unissued, 250,000
  shares, $100 par value...........................          --            --
 Common stock, par value, $0.01 per share:
 Authorized, 15,000,000 shares.....................
 Issued, 5,109,500 as of September 30, 1999;
  4,744,185 shares as of December 31, 1998.........       51,095        47,442
 Common stock subscribed, par value, $0.01 per
  share: 1,615,000 shares..........................       16,150        16,150
 Additional paid-in capital........................    3,812,013     3,137,667
 Stock subscriptions receivable....................     (772,030)     (744,746)
 Less treasury stock, 250,000 shares at cost.......     (225,000)     (225,000)
 Retained earnings.................................      (18,518)      846,891
                                                     -----------   -----------
 Total stockholders' equity........................    2,863,710     3,078,404
                                                     -----------   -----------
 Total liabilities and stockholders' equity........  $20,004,061   $19,287,988
                                                     ===========   ===========

                            See accompanying notes.

                             TELEBEAM, INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                        Nine Months Ended
                                                          September 30
                                                     ------------------------
                                                        1999         1998
                                                     -----------  -----------
Revenues:
  Communication services............................ $11,256,427  $ 9,783,153
  Video programming.................................     323,318      327,248
  Other services....................................     452,145      351,138
                                                     -----------  -----------
    Total revenues..................................  12,031,890   10,461,539
Costs and expenses:
  Communication services charges....................   6,063,029    4,764,181
  Video programming fees............................      93,202       95,620
  Field services....................................     811,321      522,255
  Selling, general, and administrative expenses.....   4,560,541    3,166,169
  Depreciation and amortization.....................     831,902      572,855
                                                     -----------  -----------
    Total costs and expenses........................  12,359,995    9,121,080
                                                     -----------  -----------
Operating income (loss).............................    (328,105)   1,340,459
Other (income) expense:
  Interest expense..................................     866,193      671,480
  Interest income...................................     (60,980)     (67,911)
  (Gain) loss on disposal of assets.................        (820)       5,111
                                                     -----------  -----------
                                                         804,393      608,680
                                                     -----------  -----------
Income (loss) before income taxes...................  (1,132,498)     731,779
Provision for income taxes..........................    (267,087)     292,953
                                                     -----------  -----------
Net income (loss)................................... $  (865,411) $   438,826
                                                     ===========  ===========
Earnings (loss) per common share:
  Basic............................................. $     (0.13) $      0.07
  Diluted........................................... $     (0.13) $      0.06
Weighted average common shares and equivalents
 outstanding:
  Basic.............................................   6,545,911    6,093,296
  Diluted...........................................   6,545,911    6,892,695

                            See accompanying notes.

                             TELEBEAM, INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                          Nine Months Ended
                                                            September 30
                                                       ------------------------
                                                          1999         1998
                                                       ----------  ------------
Cash flows from operating activities:
Net income (loss)....................................  $ (865,411) $    438,826
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization......................     831,901       572,855
  Bad debt expense...................................     147,000        69,730
  Non-cash lease termination expense.................     130,000           --
  Write-off of telephone equipment...................     222,856           --
  (Gain) loss on disposal of assets..................        (820)        5,111
  Interest on stock subscriptions receivable.........     (27,282)      (26,962)
  Deferred income taxes..............................    (105,962)       85,189
  Changes in operating assets and liabilities, net of
   effects of acquisition of a business:
    Accounts receivable..............................    (104,788)     (120,170)
    Inventories......................................     (62,683)      (52,111)
    Prepaids and other...............................    (492,988)      (40,661)
    Other current assets.............................     140,417           --
    Accounts payable and accrued expenses............     724,538      (357,575)
    Other assets.....................................         --          2,536
                                                       ----------  ------------
      Net cash provided by operating activities......     536,778       576,768
Cash flows from investing activities:
Acquisition of business, net of cash acquired........         --    (12,076,519)
Proceeds from disposal of property and equipment.....       5,900        19,800
Purchases of property and equipment..................    (605,363)     (881,696)
Net change in notes receivable, officers.............     223,356        37,289
Purchases of other assets............................      (2,091)      (62,608)
                                                       ----------  ------------
Net cash used in investing activities................    (378,198)  (13,038,312)
Cash flows from financing activities:
Proceeds from borrowings.............................     500,000    14,275,520
Principal payments on loans..........................    (422,366)     (773,471)
Debt issuance costs..................................         --       (274,312)
Issuance of common stock (365,315 shares at $1.50 per
 share)..............................................     548,000           --
Exercise of common stock options.....................         --          6,500
                                                       ----------  ------------
Net cash provided by (used in) financing activities..     625,634    13,234,237
                                                       ----------  ------------
Net increase (decrease) in cash and cash
 equivalents.........................................     784,214       772,693
Cash and cash equivalents, at beginning of period....     397,747        74,502
                                                       ----------  ------------
Cash and cash equivalents, at end of period..........  $1,181,961  $    847,195
                                                       ==========  ============

                            See accompanying notes.

                            TELEBEAM, INCORPORATED

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                 For the Nine Months Ended September 30, 1999
                                  (Unaudited)

1. Basis of Presentation

  The consolidated financial statements present the business activities of TeleBeam, Incorporated (the "Company"). The Company is a full service facilities-based provider of communication services primarily to businesses and multiple-dwelling unit residential customers in less competitive, non-metropolitan markets in Pennsylvania. The Company provides a variety of individual and bundled services to its customers, including local and long-distance voice services, Internet access and high-speed data transport, video programming and other enhanced communication services.

  The unaudited consolidated balance sheet as of September 30, 1999 and the related unaudited consolidated statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 1999 and 1998 (interim financial statements) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the interim consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the interim results.

  The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements appearing herein. The results of the nine months ended September 30, 1999 may not be indicative of operating results for the full year.

2. Acquisition

  On March 10, 1998, pursuant to a Stock Purchase Agreement, the Company acquired all of the 20,000 outstanding shares of $1 par value capital stock of North American Communications, Inc., a facilities-based interexchange company, for approximately $12.3 million, including acquisition related costs, subject to any post-closing adjustment, as defined. Also in connection with the acquisition, the Company assumed North American Communications, Inc.'s obligation for the gross receipts tax imposed by the Commonwealth of Pennsylvania, which is currently being disputed, through the acquisition date up to a maximum of $600,000. The estimated amount in dispute as of the acquisition date totaled approximately $460,000, for which no amount has been recorded as part of the allocation of the purchase price for liabilities assumed. North American Communications, Inc. was founded in 1985 and provides long-distance communications products and services to over 6,000 customers, primarily to the business sector, located in non-metropolitan markets in Pennsylvania. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the acquired business are included in the financial statements of the Company beginning on March 10, 1998. The initial purchase price has been allocated on a preliminary basis to assets acquired and liabilities assumed based on estimated fair values. Goodwill is being amortized over twenty-five years on the straight-line method.

  The preliminary allocated fair value of assets acquired and liabilities assumed is summarized as follows:

   Current assets.................................................. $ 1,921,558
   Property and equipment..........................................   2,051,130
   Goodwill........................................................   9,606,703
                                                                    -----------
   Total...........................................................  13,579,391
   Less: liabilities assumed.......................................   1,223,017
                                                                    -----------
   Net cost of acquisition......................................... $12,356,374
                                                                    ===========

                            TELEBEAM, INCORPORATED

  As part of the initial purchase price the Company deposited $500,000 into an escrow account. As of December 31, 1998 and September 30, 1999, the Company continues to carry a liability for the acquisition for the unpaid portion of the purchase price totaling the amount of cash in the escrow account. Also, a post-closing purchase price adjustment of $559,837 was calculated as an amount due to the sellers which was accrued as a liability and additional goodwill subsequent to the acquisition and the initial purchase price allocation. The Company continues to withhold payment of the cash in the escrow account and the post-closing purchase price adjustment due to claims made by the Company against the sellers under the Stock Purchase Agreement. The Company is seeking indemnification from the sellers for losses and liabilities in excess of the total of these amounts. The Company's action is currently subject to an arbitration proceeding and the sellers have filed a counter claim disputing the Company's claims.

  The following unaudited pro forma results of operations give effect to the operations of North American Communications, Inc. as if the acquisition had occurred as of the first day of 1998. The pro forma results of operations do not purport to represent what the Company's results of operations would have been had such transaction in fact occurred at the beginning of the period presented or to project the Company's results of operations in any future period.

                                                              Nine months ended
                                                             September 30, 1998
                                                             -------------------
                                                               (in thousands,
                                                             except for earnings
                                                               per share data)
   Total revenues...........................................       $13,249
   Net income...............................................       $   535
   Basic earnings per share.................................       $  0.09
   Diluted earnings per share...............................       $  0.08

3. Summary of Significant Accounting Policies

Principles of Consolidation

  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary TeleBeam, USA, Inc. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. Accounts Receivable for Dial Around Compensation

  At September 30, 1999 and December 31, 1998, accounts receivable included $363,794 and $354,909, respectively, relating to "dial around" compensation. The balance at September 30, 1999 and December 31, 1998 includes approximately $116,000 from 1997. A dial around call occurs when a non-coin call is placed from the Company's public pay telephones and utilizes a carrier other than the Company's dedicated provider of long-distance and operator-assisted service. Payments relating to such receivables are normally received quarterly in arrears.

  Several parties, including interexchange carriers ("IXCs"), filed petitions with the U.S. Court of Appeals for review of certain of the Federal Communications Commission ("FCC") regulations under the 1996 Payphone Order, which stated the Company was to receive dial around compensation of $45.85 per installed pay telephone

                            TELEBEAM, INCORPORATED
from November 6, 1996 through October 6, 1997 and per call compensation of $0.35 per call from October 7, 1997 to October 6, 1998, and thereafter, at a per call rate equal to the local coin rate for each dial around call.

  The FCC reevaluated their rules and regulations and issued the 1997 Payphone Order establishing new dial around compensation rates of $0.284 per call. On March 9, 1998, the FCC issued a Memorandum Opinion and Order establishing a timetable for Local Exchange Carriers ("LECs") to implement a system for identifying dial around calls placed from pay telephones. The Memorandum reiterated the obligation of the IXCs to pay, by April, 1998, $0.284 per call based on the actual number of dial around calls per pay telephone, if such call data is available. A number of parties filed a Motion to Stay the 1997 Payphone Order. The Court of Appeals elected not to vacate the $0.284 per call rate on the understanding that if and when on remand the FCC established some different rate of fair compensation for dial around calls, the FCC may adjust the dial around compensation rate retroactively, should the equities so dictate.

  In January 1999, the FCC issued its ruling in the current proceeding and set the per call compensation rate at $0.24 per call. The FCC did not specify a future date that the $0.24 per call rate will be effective nor did they indicate whether the rate would be applied prospectively or retroactively. Effective February 1, 1999, the Company adopted the $0.24 per call rate.

  Based on the information available under the 1997 Payphone Order, the Company believes that the minimum amount it is entitled to as fair compensation for the period of November 7, 1996 through December 31, 1998 is $0.284 per call. Further, the Company does not believe that it is reasonably possible that the amount will be materially less than this amount. During the nine months ended September 30, 1999 and for the year ended December 31, 1998, the Company recognized dial around revenues of $225,542 and $319,457, respectively.

5. Income Taxes

  The Company effective tax rate for the nine months ended September 30, 1999 was significantly impacted by net operating losses. The Company does not expect that it will have positive pre-tax earnings in 1999 and therefore does not expect to pay any federal or state income taxes.

6. Earnings Per Share

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") in February 1997. SFAS 128 simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings Per Share." SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS, which includes only the weighted average number of common stocks outstanding and does not include any potential dilutive securities in the calculation. The following is the reconciliation of the basic and diluted per share computations for the nine months ended September 30, 1999 and 1998:

                                         1999                            1998
                             ------------------------------  -----------------------------
                                           Average    Per                 Average    Per
                             Net Income    Shares    Share                Shares    Share
                               (Loss)    Outstanding Amount  Net Income Outstanding Amount
                             ----------  ----------- ------  ---------- ----------- ------
   Basic earnings (loss)
    per share..............  $(865,411)   6,545,911  $(.13)   $438,826   6,093,296   $.07
   Effect of dilutive
    securities:
     Common stock options..        --           --     --          --      799,399    --
                             ---------    ---------  -----    --------   ---------   ----
   Diluted earnings (loss)
    per share..............  $(865,411)   6,545,911  $(.13)   $438,826   6,892,695   $.06
                             =========    =========  =====    ========   =========   ====

  The Company has excluded 1,557,500 stock options outstanding as of September 30, 1999 from the 1999 diluted per share computation as they are antidilutive.

                            TELEBEAM, INCORPORATED

7. Debt Arrangements

  Long-term debt consists of the following as of September 30, 1999 and December 31, 1998:

                                                     September 30, December 31,
                                                         1999          1998
                                                     ------------- ------------
   Credit facility:
     Term loan......................................  $ 6,580,000  $ 7,000,000
     Revolving loan.................................    5,015,520    4,015,520
   Subordinated debt facility.......................    1,500,000    2,000,000
   Previous credit facility.........................          --           --
   Vehicle loans....................................        2,312        4,678
                                                      -----------  -----------
                                                       13,097,832   13,020,198
   Less amounts classified as current...............     (946,966)    (632,841)
                                                      -----------  -----------
   Total long-term debt.............................  $12,150,866  $12,387,357
                                                      ===========  ===========

Credit Facility

  The Company has a credit facility with PNC Bank, N.A. (PNC) (the "Credit Facility") pursuant to which PNC provided the availability of loans to the Company, on a revolving-credit basis, in an aggregate principal amount not to exceed $6 million (the "Revolving Loan") and a term loan (the "Term Loan) of $7 million. The Company is required to make quarterly payments on the outstanding principal of the Term Loan beginning June 30, 1999. These payments increase each year on the anniversary date of the initial payment, until the borrowings on the Term Loan are paid in full on the expiration date of December 31, 2004. The amount of outstanding borrowings allowed under the Revolving Loan is to be reduced from the maximum $6 million on a quarterly and cumulative basis beginning December 31, 1999. These reductions in commitment increase at the end of each quarter of each succeeding fiscal year until the Revolving Loan is paid in full on expiration at December 31, 2004. The Credit Facility restricts the Company's ability to, among other things, pledge assets, incur additional indebtedness, make loans to subsidiaries and/or officers above certain amounts, make distributions or dividends to stockholders or provide a return of capital from common stock, merge with or acquire other entities, permit a change of control and sell fixed assets. The Credit Facility also contains restrictive financial covenants that include requiring the Company to maintain ratios of debt to cash flow and interest coverage and certain other ratios.

  As of April 28, 1999, the Company and PNC agreed to amend the Credit Facility agreement for certain financial covenants. The amendment included revising certain financial covenants for 1999 by making the covenants less restrictive, effective with the first quarter of 1999. Subsequent to this amendment, the Company and PNC agreed to amend the Credit Facility throughout 1999 as needed in order for the Company to remain in compliance with its financial covenants (see Note 10).

  Any loan shall, at the Company's option, be made as a Base Rate Loan, Eurodollar Loan, or both. Under the Credit Facility, interest is payable at the prevailing base rate and/or Eurodollar rate plus an applicable margin determined quarterly based on the Company's debt to cash flow ratio. The applicable margin as of September 30, 1999 on the outstanding borrowings under the Revolving Loan and Term Loan was 3.00%. During 1999, all borrowings under the Credit Facility had been borrowed using the Eurodollar Loan option. The weighted average interest rate, including the applicable margin, as of September 30, 1999 on the Term Loan was 8.0%.

  As of September 30, 1999, the Company had $5,015,520 in outstanding borrowings under the Revolving Loan. As of September 30, 1999, the weighted average interest rate on the outstanding borrowings was 8.0%. The Credit Facility also provides for an annual fee ranging from 0.25% to 0.375% on the unused commitment,

                            TELEBEAM, INCORPORATED
payable quarterly. As of September 30, 1999, the unused portion of the commitment under the Credit Facility was $984,480.

  The Credit Facility requires the Company to enter into interest rate swap and cap agreements to manage the interest rate exposure pertaining to borrowings under the Credit Facility. At September 30, 1999, the Company had entered into interest rate caps and swaps with a total notional amount of $9 million. Generally these instruments have initial terms of 3 years and effectively convert the variable interest rate option component to a fixed interest rate to which the applicable margin is added. The fixed interest rate under these agreements was approximately 5.96% at September 30, 1999.

  The repayment of the Credit Facility is collateralized by, among other things, the grant of a security interest in substantially all of the assets of the Company. The Chairman, President and Chief Executive Officer of the Company has also provided a personal guarantee in the amount of $1 million.

  Upon execution of the Credit Facility, the Company repaid all of its outstanding indebtedness under its then existing revolving and term loan agreement and the majority of the proceeds was used in connection with the Company's acquisition of North American Communications, Inc.

Subordinated Debt Facility

  On March 10, 1998, the Company entered into a subordinated debt agreement with Keystone Financial (Keystone), formerly Mid-State Bank, N.A., as a condition of the Company receiving its Credit Facility, which required the entire amount of the Subordinated Facility to be used for the acquisition of North American Communications, Inc. The entire principal balance of the Subordinated Debt Facility is due on March 10, 2005. No other principal payment is required under the Subordinated Debt Facility during the term of the loan. Under the Subordinated Debt Facility, interest is paid monthly at the prime rate plus 1.0%. As of September 30, 1999, the interest rate was 9.25%.

  The repayment of the Subordinated Debt Facility is collateralized by, among other things, the grant of a junior security interest to the Credit Facility in substantially all assets of the Company. In addition, the Company's Chairman, President and Chief Executive Officer, Executive Vice President, members of the Board of Directors and one individual stockholder of the Company provided personal guarantees to Keystone as a condition of extending the Subordinated Debt Facility to the Company.

Vehicle Loans

  The Company has various vehicle loans with interest rates varying from 9.00% to 9.29%, payable in monthly installments through November 2000.

8. Contingencies

  In Pennsylvania, the gross receipts of public utility companies are subject to taxation at a rate of 0.05 mils. On June 16, 1994, Pennsylvania signed into law a bill that clearly identified interexchange telecommunications carriers as being subject to this gross receipts tax. North American Communications, Inc. has been on public record as an interexchange reseller since filing tariffs with the Pennsylvania Public Utilities Commission on August 17, 1992 and being issued a Certificate of Public Convenience at that time. The Pennsylvania Department of Revenue notified North American Communications, Inc. in 1996 that they were subject to the gross receipts tax from the date of inception and estimated the tax due based on the 1995 level of calls. In order to appeal this decision, North American Communications, Inc. had to file returns for 1985 through 1993 with their calculations supporting actual levels of calls in each year. These returns have been filed and notice of settlement received from the state, but no payments have been made by North American Communications, Inc. Corresponding appeals for each of these years had been filed by North American Communications, Inc. and the Company. The

                            TELEBEAM, INCORPORATED

Company does not believe that any liability exists for the gross receipts tax, including the tax period prior to 1994 and as such has not recorded any in the financial statements. The Company estimates that considering additional penalties and interest, and the potential expense of approximately $126,000 for the period subsequent to the acquisition of North American Communications, Inc. by the Company through September 30, 1999, the potential liability for this tax would be approximately $815,000 as of September 30, 1999. The Company continues to dispute all claims to these balances with the Pennsylvania Department of Revenue.

  On March 16, 1998 North American Communications, Inc. paid $140,417 for the estimated gross receipts tax liability for calendar year 1998. On March 15, 1999 the Company filed a gross receipts tax return with no tax due, requesting a refund of the $140,417 paid previously. During April 1999, the Company received this refund.

  The Company has entered into agreements with several carriers to purchase long-distance service from them. Some of these contracts contain minimum usage requirements as well as penalties if minimums are not reached. Management believes that the minimums are such that their normal volume of business is sufficient to cover these requirements.

  The Company has entered into agreements with several customers that state an agreed to cost per minute for a period of 12 to 36 months. These contracts hold the customer liable for certain costs if they terminate the contract prior to the minimum one-year commitment. This type of agreement is considered an amendment to the customer service agreement and as such is subject to the terminology in that agreement that states that if underlying costs were to change due to actions by regulatory bodies, those costs could be passed on to the customer. Based on this, management believes they have little exposure to potential losses should their costs increase while locked into these customer agreements.

9. Related Party Transactions

  During May 1999, the Company granted stock options of 125,000 shares to each of two directors at an exercise price of $1.50 per share, which were immediately exercisable, as consideration for completing the leasehold improvements on a building which the Company planned to occupy.

  During September 1999, the Company defaulted under a lease agreement for this building with a partnership owned by these two directors and an officer of the Company. The Company granted to the partnership stock options for 250,000 shares at an exercise price of $1.50 per share, which were immediately exercisable, as compensation for the default in accordance with the terms of the lease. The Company recognized an expense of $130,000 for these transactions.

10. Subsequent Events

  On November 3, 1999, the Company entered into a definitive merger agreement with Conestoga Enterprises, Inc., (CEI) pursuant to which CEI will acquire the Company by exchanging 735,000 shares of CEI's common stock for all of the common stock and stock options of the Company. This calculation could be subject to adjustments as defined in the amended and restated merger agreement dated November 12, 1999. The consummation of the merger will cause an event of default under the Company's debt arrangements. Under the terms of the merger agreement, CEI shall pay off all of the Company's indebtedness to banks or make other reasonably satisfactory arrangements upon consummation of the merger. In connection with executing the merger agreement, the Company terminated a financing transaction in progress and incurred a termination fee expense of $110,000.

  The Company expects the merger to be completed during the first quarter of 2000, subject to customary closing conditions, including regulatory approvals and approval by the stockholders of TeleBeam, Incorporated.

                                   APPENDICES

                                                                      APPENDIX A


                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                                     Among

                          CONESTOGA ENTERPRISES, INC.,

                             TELEBEAM, INCORPORATED

                                      and

                             TE MERGER CORPORATION

                         Dated as of November 12, 1999

                               TABLE OF CONTENTS

                                                                       Page No.
                                                                       --------
                                   ARTICLE I
 DEFINITIONS.........................................................      5

                                  ARTICLE II

 PLAN OF MERGER......................................................      7
 2.1  The Merger....................................................       7
 2.2  Conversion and Exchange of Shares.............................       7
 2.3  Timing........................................................       8
 2.4  Appraisal Rights..............................................       9
 2.5  Surrender and Exchange of TeleBeam Certificates...............       9
 2.6  Articles of Incorporation, By-laws, and Directors and Officers
      of Sub........................................................      10

                                  ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF TELEBEAM..........................     10
 3    Representations and Warranties of TeleBeam....................      10
 3.1  Organization, Powers and Qualifications.......................      10
 3.2  Subsidiary....................................................      10
 3.3  Capital Stock.................................................      11
 3.4  Authority.....................................................      11
 3.5  Conflict with Other Agreements; Consents and Approvals........      11
 3.6  Compliance with Law...........................................      11
 3.7  Financial Statements..........................................      12
 3.8  Absence of Undisclosed Liabilities............................      12
 3.9  Absence of Adverse Changes....................................      12
 3.10 Tax and Other Returns and Reports.............................      12
 3.11 Dividends and Stock Purchases.................................      12
 3.12 Assets........................................................      13
 3.13 Accounts Receivable...........................................      13
 3.14 Contracts.....................................................      13
 3.15 Litigation....................................................      13
 3.16 Insurance.....................................................      13
 3.17 Labor Matters.................................................      14
 3.18 Employee Benefit Plans........................................      14
 3.19 Franchises, Licenses, Permits, Etc............................      14
 3.20 Patents and Trademarks........................................      15
 3.21 Ordinary Course...............................................      15
 3.22 Brokerage and Other Fees......................................      16
 3.23 Information Supplied..........................................      16
 3.24 Disclosure....................................................      16
 3.25 Tax Free Reorganization Matters...............................      16

                                  ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF CEI AND SUB.......................     17
 4    Representations and Warranties of CEI and Sub.................      17
 4.1  Organization, Powers and Qualifications.......................      17
 4.2  Subsidiaries..................................................      17

                                                                      Page No.
                                                                      --------
 4.3  Authority.....................................................     17
 4.4  Capital Stock.................................................     17
 4.5  Valid Issuance of CEI Stock, Etc..............................     18
 4.6  Conflict with Other Agreements; Consents and Approvals........     18
 4.7  Financial Statements..........................................     18
 4.8  Brokerage.....................................................     18
 4.9  Reports.......................................................     18
 4.10 Information Supplied..........................................     19
 4.11 Disclosure....................................................     19
 4.12 Tax Matters...................................................     19
 4.13 Absence of Adverse Changes....................................     19

                                   ARTICLE V

 COVENANTS...........................................................    19
 5.1  Conduct of Business Prior to Closing..........................     19
 5.2  Updating of Schedules.........................................     20
 5.3  Access........................................................     21
 5.4  Proxy Material, Registration Statement, Other Filings and
      Applications..................................................     21
 5.5  Stockholder Meeting...........................................     22
 5.6  Third Party Consents..........................................     22
 5.7  Satisfaction of Conditions....................................     22
 5.8  Public Announcements..........................................     22
 5.9  Other Proposals...............................................     22
 5.10 Affiliates....................................................     23
 5.11 Assurances....................................................     23
 5.12 TeleBeam's Employees..........................................     23

                                  ARTICLE VI

 CONDITIONS TO OBLIGATIONS OF CEI AND SUB............................    23
 6    Conditions to Obligations of CEI and Sub to Consummate the
      Merger........................................................     23
 6.1  Representations, Warranties, and Covenants of TeleBeam........     23
 6.2  TeleBeam Stockholder Approval.................................     23
 6.3  Employment Agreements.........................................     23
 6.4  No Injunctions................................................     23
 6.5  No Antitrust Litigation.......................................     24
 6.6  Securities Laws...............................................     24
 6.7  Filings.......................................................     24
 6.8  NASDAQ Listing................................................     24
 6.9  Affiliate Letters.............................................     24
 6.10 Appraisal Rights..............................................     24
 6.11 Legal Opinion.................................................     24
 6.12 Resignations..................................................     24

                                  ARTICLE VII

 CONDITIONS TO OBLIGATION OF TELEBEAM................................    24
 7    Conditions to Obligations of TeleBeam to Consummate the
      Merger........................................................     24
 7.1  Representations, Warranties, and Covenants of CEI and Sub.....     24
 7.2  TeleBeam Stockholder Approval.................................     24

                                                                        Page No.
                                                                        --------
 7.3 No Injunctions...................................................     25
 7.4 No Antitrust Litigation..........................................     25
 7.5 NASDAQ Listing...................................................     25
 7.6 Securities Laws..................................................     25
 7.7 Tax Opinion......................................................     25
 7.8 TeleBeam Bank Obligations........................................     25

                                  ARTICLE VIII

 TERMINATION, WAIVER AND AMENDMENT.....................................    25
 8.1 Termination......................................................     25
 8.2 Effect of Termination............................................     26
 8.3 Waiver of Terms..................................................     26
 8.4 Amendment of Agreement...........................................     26
 8.5 Fees and Expenses................................................     27

                                   ARTICLE IX

 GENERAL PROVISIONS....................................................    27
 9.1 Cooperation......................................................     27
 9.2 Counterparts.....................................................     27
 9.3 Contents of Agreement, Etc.......................................     27
 9.4 No Survival of Representations and Warranties....................     28
 9.5 Section Headings, Gender and "Person"............................     28
 9.6 Notices..........................................................     28
 9.7 Governing Law....................................................     28

 LIST OF EXHIBITS
 A.  Letter regarding Affiliates
 B.  Employment Agreements

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER dated as of November 12, 1999, among CONESTOGA ENTERPRISES, INC. ("CEI"), a Pennsylvania corporation, TELEBEAM, INCORPORATED ("TeleBeam"), a Delaware corporation, and TE MERGER CORPORATION ("Sub"), a Pennsylvania corporation and a wholly owned subsidiary of CEI.

                                  Background

  The Boards of Directors of CEI, Sub and TeleBeam deem it advisable and in the best interests of the shareholders of their respective corporations that TeleBeam be acquired by CEI through the merger of TeleBeam with and into Sub (the "Merger") pursuant to the Pennsylvania Business Corporation Law (the "Corporation Law") in accordance with the provisions of this Agreement (together with the Schedules attached hereto, this "Agreement").

  NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and intending to be legally bound hereby, the parties agree that they will carry out and consummate this Agreement.

                                   ARTICLE I

                                  Definitions

  The following terms shall have the following meanings, respectively, when used in this Agreement (applicable to both the singular and plural forms of the terms defined):

  Acquisition Transaction--as defined in Section 5.9.

  Appraisal Shares--as defined in Section 2.4.

  Authorizations--as defined in Section 3.19.

  Benefit Plans--as defined in Section 3.18(a).

  CEI--Conestoga Enterprises, Inc., a Pennsylvania corporation.

  CEI Balance Sheet--as defined in Section 4.7.

  CEI Common Stock--the shares of the common stock, par value $1.00 per share, of CEI.

  CEI Financial Statements--as defined in Section 4.7.

  CEI Material Adverse Effect--a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of CEI and its Subsidiaries taken as a whole.

  CEI Schedule--as defined in Section 4.

  CEI SEC Documents--as defined in Section 4.9.

  Closing--as defined in Section 2.3(b).

  Closing Date--as defined in Section 2.3(b).

  Code--the Internal Revenue Code of 1986, as amended.

  Contracts--as defined in Section 3.14(a).

  Corporation Laws--the Delaware Corporate Law and the Pennsylvania Corporation Law.

  Deemed Conversion Shares--As defined in Section 2.2(g).

  Delaware Corporation Law--the Delaware Corporation Law, as amended from time to time.

  Effective Date--as defined in Section 2.3(b).

  ERISA--the Employment Retirement Income Security Act of 1974, as amended.

  IRS--the Internal Revenue Service.

  Market Price--as defined in Section 2.2(f).

  Merger--the merger of TeleBeam with and into Sub described in Section 2.1.

  Merger Consideration--as defined in Section 2.2(d).

  1933 Act--the Securities Act of 1933, as amended.

  1934 Act--the Securities Exchange Act of 1934, as amended.

  Objecting Shareholder--as defined in Section 2.4.

  Old Certificates--as defined in Section 2.5(a).

  Pennsylvania Corporation Law--the Pennsylvania Business Corporation Law, as amended from time to time.

  Per Share Merger Consideration Price--as defined in Section 2.2(g).

  Prospectus and Proxy Statement--as defined in Section 3.23.

  Registration Statement--as defined in Section 2.3(a).

  Representatives--as defined in Section 5.9.

  SEC--the Securities and Exchange Commission.

  Sub--TE Merger Corporation, a Pennsylvania corporation.

  Sub Common Stock--the shares of the common stock, without par value, of Sub.

  Subsidiary--an entity of which the referenced person owns or controls fifty percent (50%) or more of the legal or beneficial ownership interests therein.

  Surviving Corporation--as defined in Section 2.1.

  TeleBeam--TeleBeam, Incorporated, a Delaware corporation.

  TeleBeam Balance Sheet--as defined in Section 3.7(a).

  TeleBeam Common Stock--the shares of common stock, par value $.01 per share, of TeleBeam.

  TeleBeam Financial Statements--as defined in Section 3.7(a).

  TeleBeam Material Adverse Effect--a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of TeleBeam and its Subsidiary taken as a whole, including, without limitation, any single event or occurrence which individually would have an adverse economic effect on TeleBeam of more than $200,000.

  TeleBeam Schedule--as defined in Section 3.

  Third Party--as defined in Section 5.9.

  Unclaimed Shares--as defined in Section 2.5(e).

                                  ARTICLE II

                                Plan of Merger

  2.1 The Merger. On the Effective Date TeleBeam shall be merged with and into Sub pursuant to this Agreement and the separate existence of TeleBeam shall cease. Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and the separate corporate existence of Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The TeleBeam Equity Compensation Plan, as amended, shall be terminated as of the Effective Date.

  2.2 Conversion and Exchange of Shares.

  (a) CEI Common Stock. The shares of CEI Common Stock issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding.

  (b) Sub Common Stock. The shares of Sub Common Stock issued and outstanding immediately prior to the Effective Date shall remain outstanding and unchanged after the Merger and shall thereafter constitute all of the issued and outstanding shares of the capital stock of the Surviving Corporation.

  (c) TeleBeam Common Stock. Upon the Effective Date, the shares of TeleBeam Common Stock issued and outstanding and held by any person, except for Appraisal Shares, shall, by virtue of the Merger and without any action on the part of the holder thereof, shall become and be converted into the right to receive the shares of CEI Common Stock constituting the holder's applicable portion of the Merger Consideration (as defined in Subparagraph (d) below). As of the Effective Date, each share of TeleBeam Common Stock held as treasury stock of TeleBeam, shall be canceled and retired and cease to exist, and no exchange or payment shall be made with respect thereto.

  (d) Merger Consideration. CEI has agreed to issue 735,000 shares of CEI Common Stock (subject to the collars provided in subsection (e) below) as merger consideration (the "Merger Consideration"). Each TeleBeam stockholder shall be entitled to receive that portion of the Merger Consideration determined by multiplying the Merger Consideration by a fraction, the numerator of which is the sum of (i) the number of shares of TeleBeam Common Stock owned of record by such stockholder immediately prior to the Effective Date and (ii) the number of Deemed Conversion Shares, as determined in subsection (g) below, accrued to such stockholder immediately prior to the Effective Date, and the denominator of which is the sum of (i) the total number of shares of TeleBeam Common Stock issued and outstanding immediately prior to the Effective Date, including shares acquired by reason of the exercise of stock options between the date hereof and the Effective Date, and
(ii) the total number of Deemed Conversion Shares.

  (e) Collar. The CEI Common Stock to be exchanged in the Merger shall be 735,000 shares, if the Market Price of the CEI Common Shares is not less than $18.085 per share and not more than $21.085 per share on the

Effective Date. The number of shares of CEI Common Stock to be exchanged in the Merger shall be subject to adjustment as follows:

    (i) In the event that the Market Price of the CEI Common Stock is less than $18.085 per share, the number of shares of CEI Common Stock shall increase by a fraction determined by $18.085 divided by the Market Price multiplied by 735,000.

    (ii) In the event that the Market Price of the CEI Common Stock exceeds $21.085 per share, the number of shares of CEI Common Stock shall decrease by a fraction determined by 21.085 divided by the Market Price multiplied by 735,000.

    (iii) If the Market Price of the CEI Common Stock is less than $15.00 per share, TeleBeam may terminate this Agreement.

    (iv) If prior to the Effective Date the outstanding shares of CEI Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities through a stock dividend, stock split, or reverse stock split, appropriate adjustment shall be made to the common stock consideration specified in Section 2.2(d) and
  (e) above.

  (f) Market Price Defined. As used herein, the term "Market Price" shall mean
(i) the sum of the average of the last reported bid and ask prices per share of CEI Common Stock quoted by each of the four principal market makers for CEI Common Stock for each of the last 10 NASDAQ trading days immediately preceding the fourth business day prior to the Closing Date, (ii) divided by 10.

  (g) Deemed Conversion Shares. Holders of TeleBeam stock options who do not exercise such options prior to the Effective Date shall be deemed to receive a number of shares of TeleBeam Common Stock ("Deemed Conversion Shares") valued at the Per Share Merger Consideration Price defined below which shall then be exchanged in the Merger for shares of CEI Common Stock, equal to the deemed value of such holder's TeleBeam stock options. Such deemed value shall be calculated as the difference between the Per Share Merger Consideration Price and the exercise price per share pursuant to the holder's TeleBeam stock option multiplied by the number of shares subject to such stock option. As used herein, the Per Share Merger Consideration Price shall mean the Merger Consideration (using $19.585 per share of CEI Common Stock to value such shares unless the number of shares of CEI Common Stock exchanged in the Merger is different than 735,000 because of the collars provided in subsection (e) above, in which case the Market Price of the CEI Common Stock as defined in subsection (f) above shall be used to value such shares) divided by the sum of
(A) the number of shares of TeleBeam Common Stock issued and outstanding on the date hereof and (B) the number of shares of TeleBeam Common Stock subject to outstanding and unexercised stock options on the date hereof.

  2.3 Timing.

  (a) Shareholder Approval. TeleBeam shall submit this Agreement to its stockholders for approval as provided in Section 5.5 hereof. In connection with such meeting, TeleBeam and CEI shall each take, as promptly as practical, such reasonable steps as shall be necessary for the preparation and filing by CEI of a registration statement under the 1933 Act on Form S-4 (the "Registration Statement") with the SEC and shall use its reasonable best efforts to cause the Registration Statement to become effective as soon as practicable.

  (b) Closing and Effective Date. The parties shall hold a closing (the "Closing") on a mutually agreeable date (the "Closing Date") no later than the fifth business day after the satisfaction or waiver of the conditions set forth in Article V and Article VI of this Agreement, at 10:00 A.M., local time, at the offices of CEI, or at such other place or time as the parties agree upon. On the Closing Date or as soon thereafter as is practicable, the parties shall execute and file in the offices of the Corporation Bureaus of the Commonwealth of Pennsylvania and the State of Delaware appropriate Articles of Merger in accordance with the provisions of the Corporation Laws. The "Effective Date" shall be the date of filing the Articles of Merger.

  2.4 Appraisal Rights. The shares of TeleBeam Common Stock ("Appraisal Shares") held by any stockholder of TeleBeam who has exercised appraisal rights pursuant to the Delaware Corporation Law (an "Objecting Shareholder") shall not be converted pursuant to this plan unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder's appraisal rights under the Delaware Corporation Law, and shall be entitled to receive only the payment to the extent provided for by the Delaware Corporation Law. If any such holder shall fail to perfect or shall have effectively withdrawn or lost the appraisal right, the Appraisal Shares held by such Objecting Shareholder shall thereupon be treated as though such shares had been converted into shares of CEI Common Stock pursuant to the terms hereof.

  2.5 Surrender and Exchange of TeleBeam Certificates.

  (a) Delivery of Certificates. As soon as feasible after the Effective Date, CEI will, upon surrender of all certificates for TeleBeam Common Stock ("Old Certificates") held by a TeleBeam stockholder, accompanied by a duly executed letter of transmittal in proper form (if required by CEI), issue and deliver to such TeleBeam stockholder a certificate representing the number of shares of CEI Common Stock to which such TeleBeam stockholder is entitled under the terms of the Merger, and a check for fractional shares as provided below.

  (b) No Fractional Shares. No certificates for fractional shares of CEI Common Stock shall be issued in connection with the Merger. In lieu thereof, CEI shall issue to any holder of TeleBeam Common Stock certificates otherwise entitled to a fractional share, upon surrender of such certificates as provided above, a check for an amount of cash equal to the fraction of a share represented by the certificates so surrendered multiplied by an amount equal to the sum of the average of the last reported bid and ask prices per share of CEI Common Stock for the Effective Date, as reported on the NASDAQ Quotation System.

  (c) Dividends. If any dividend on CEI Common Stock is declared after the Effective Date, the declaration shall include dividends on all shares of CEI Common Stock into which shares of TeleBeam Common Stock have been converted under this Agreement, but no former holder of TeleBeam Common Stock shall be entitled to receive payment of any such dividend until surrender of the stockholder's Old Certificates have been effected in accordance with the instructions furnished by CEI. Upon surrender for exchange of a stockholder's Old Certificates, such stockholder shall be entitled to receive from CEI an amount equal to all such dividends declared and for which the payment date has occurred, without interest thereon and less the amount of taxes, if any, which may have been imposed or paid thereon, on the shares of CEI Common Stock into which the shares represented by such Old Certificates have been converted.

  (d) Closing of Stock Transfer Books. After the Effective Date, there shall be no transfer on the stock transfer books of TeleBeam or CEI of shares of TeleBeam Common Stock. If Old Certificates are presented for transfer after the Effective Date, they shall be cancelled and certificates representing shares of CEI Common Stock and cash for fractional shares shall be issued in exchange therefor as provided herein.

  (e) Unclaimed Merger Consideration. To the extent permitted by law, in the event that any Old Certificates have not been surrendered for exchange in accordance with this Section on or before the second anniversary of the Effective Date, CEI may at any time thereafter, with or without notice to the holders of record of such Old Certificates, sell for the accounts of any or all of such holders any or all of the shares of CEI Common Stock which such holders are entitled to receive under Subsection (a) hereof (the "Unclaimed Shares"). Any such sale may be made by public or private sale or sales at any broker's board or on any securities exchange in such manner and at such times as CEI shall determine. If in the opinion of counsel for CEI it is necessary or desirable, any Unclaimed Shares may be registered for sale under the 1933 Act and applicable state laws. CEI shall not be obligated to make any sale of Unclaimed Shares if it shall determine not to do so, even if notice of sale of the Unclaimed Shares has been given. The net proceeds of any such sale of Unclaimed Shares shall be held for holders of the unsurrendered Old Certificates whose Unclaimed Shares have been sold, to be paid to them upon surrender of the Old Certificates. From and after any such sale, the sole right of the holders of the unsurrendered Old Certificates whose Unclaimed Shares have been sold shall be the right to collect the net sale proceeds held by CEI for their respective accounts, and such holders shall not be entitled to receive any interest on such net sale proceeds held by CEI.

  (f) Escheat. If outstanding certificates for shares of TeleBeam Common Stock are not surrendered prior to the date on which such certificates would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of CEI (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither CEI nor its agents or any other person shall be liable to any former holder of TeleBeam Common Stock for any property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (g) Lost or Stolen Certificates. In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by CEI, the posting by such person of a bond in such amount as CEI may direct as indemnity against any claim that may be made against it with respect to such Certificate, CEI will issue in exchange for such lost, stolen or destroyed Old Certificate, a certificate for that number of shares of CEI Common Stock into which such Old Certificates have been converted pursuant to this Agreement and cash for fractional shares as provided herein.

  2.6 Articles of Incorporation, By-laws, and Directors and Officers of
Sub. The Articles of Incorporation and By-laws of Sub in effect immediately prior to the Merger shall remain in effect as the Articles of Incorporation and By-laws of the Surviving Corporation, except that Article I of the Articles of Incorporation of Sub shall be amended to read as follows: "The name of the Corporation is TeleBeam, Incorporated." The directors of Sub immediately prior to the Merger shall remain in office as the directors of the Surviving Corporation. Provided they have executed and delivered the employment agreements referred to in Section 6.3, the following shall become the officers of the Surviving Corporation as indicated after their respective names:

            Ara M. Kervandjian   President and Chief Executive
            Heidi A. Nicholas    Officer
                                 Senior Vice President of Finance and
            Mark J. Fetterolf     Chief Financial Officer
            Jeffery C. Almoney   Senior Vice President of Operations
                                 Senior Vice President and Chief
            Troy A. Knecht        Technology and Information Officer
                                 Vice President of Technical
                                 Operations

                                  ARTICLE III

                  Representations and Warranties of Telebeam

  3. Representations and Warranties of TeleBeam. TeleBeam represents and warrants to CEI and Sub as follows, except as set forth in a disclosure schedule (the "TeleBeam Schedule") delivered by TeleBeam contemporaneously with the execution of this Agreement:

  3.1 Organization, Powers and Qualifications. TeleBeam is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. TeleBeam has all requisite corporate power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the properties and assets used in connection therewith. TeleBeam is duly qualified as a foreign corporation authorized to do business and is in good standing in the Commonwealth of Pennsylvania and every other jurisdiction in which such qualification is required, other than such jurisdictions where the failure so to qualify would not have a TeleBeam Material Adverse Effect. The TeleBeam Schedule sets forth a complete and correct copy of the Articles of Incorporation and By-laws (together with all amendments thereto and restatements thereof) of TeleBeam.

  3.2 Subsidiary. TeleBeam's only subsidiary is TeleBeam USA, Inc., a Delaware corporation.

  3.3 Capital Stock. As of October 1, 1999, the authorized capital stock of TeleBeam consists of 15,000,000 shares of TeleBeam Common Stock, par value $.01 per share, and 250,000 shares of TeleBeam Preferred Stock, $1.00 par value of which 6,474,518 shares of TeleBeam Common Stock were issued and outstanding. All of the issued and outstanding shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. No shares of capital stock issued by TeleBeam are or were at the time of their issuance subject to preemptive rights. There are no existing subscriptions, options, warrants, calls, commitments, agreements, plans, conversion rights or other rights of any character (contingent or otherwise) providing for the issuance, sale, purchase, redemption, transfer, voting or registration, at any time, or upon the happening of any stated event, of any shares of the capital stock of TeleBeam whether or not presently issued or outstanding, except for outstanding options to purchase shares of TeleBeam Common Stock granted pursuant to the TeleBeam Equity Compensation Plan, as amended, all of which outstanding options are listed on the TeleBeam Schedule.

  3.4 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been authorized by all necessary corporate action on the part of the Board of Directors of TeleBeam and, subject to the approval by the stockholders of TeleBeam of this Agreement in accordance with the Corporation Laws, no other corporate proceedings on the part of TeleBeam are necessary to authorize this Agreement or the carrying out of the transactions contemplated hereby. This Agreement is binding and enforceable upon TeleBeam in accordance with its terms, subject to any bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors' rights.

  3.5 Conflict with Other Agreements; Consents and Approvals. With respect to the following:

    (a) the Articles of Incorporation or By-laws of, or any securities issued by, TeleBeam or any Subsidiary,

    (b) any law, statute, rule or regulation applicable to TeleBeam or any Subsidiary,

    (c) any Contract to which TeleBeam or any Subsidiary is a party or may be bound or any Authorization held by TeleBeam or any Subsidiary, and

    (d) any judgment, order, injunction, decree or ruling of any court, arbitrator or governmental or regulatory official, body or authority applicable to TeleBeam or any Subsidiary,

the execution, delivery and performance by TeleBeam of this Agreement and the transactions contemplated hereby will not (i) result in any violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration which would have a TeleBeam Material Adverse Effect, except that the Closing will constitute events of default under TeleBeam's bank loans, if the lending banks refuse to approve the merger (ii) result in the creation of any lien upon any assets of TeleBeam or any Subsidiary or (iii) require any authorization, consent, approval or exemption by any person, which has not been obtained, or any notice to or filing which has not been given or done, other than filings pursuant to the 1933 Act and applicable state securities laws, the shareholder approval referred to in Section 3.4 hereof, and the filing of appropriate merger documentation under the Corporation Laws, except as listed on the TeleBeam schedule.

  3.6 Compliance with Law. TeleBeam and its Subsidiary and their use and occupancy of their assets and properties wherever located, are and have been, to the knowledge of TeleBeam, in compliance with all applicable laws, statutes, rules, regulations, judgments, orders, injunctions, decrees and rulings of any court, arbitrator or of any governmental or regulatory official, body or authority applicable to them (including, without limitation, the Americans with Disabilities Act and all laws, rules and regulations relating to the protection of the environment, health and safety, and the generation, storage, handling or disposal of hazardous wastes and hazardous materials), the non-compliance with which, or the violation of which, would have a TeleBeam Material Adverse Effect, and neither TeleBeam nor any Subsidiary has received any claim or notice of any such non-compliance or violation nor is aware of any actual or potential non-compliance or violation. TeleBeam and the Subsidiary have duly and timely filed all reports and filings that are required to be filed or provided under such laws, statutes, rules, regulations, or which are otherwise required and have paid all assessments required thereunder.

  3.7 Financial Statements.

  (a) TeleBeam has provided CEI with the audited balance sheets of TeleBeam as of December 31, 1997 and 1998 and the related statements of income, retained earnings and cash flows for the two years ended December 31, 1998, and unaudited financial statements for the eight (8) months ending on August 31, 1999. Following the date hereof, TeleBeam will deliver to CEI, within 45 days following the end of each calendar month, an unaudited monthly balance sheet and income statement for TeleBeam. Such financial statements have been, or will be, prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved (except as may be indicated in the notes thereto and except for the omission of footnote information in the case of unaudited statements), and fairly present or will fairly present (subject, in the case of unaudited statements to normal recurring audit adjustments which in the aggregate are not material) the financial position of TeleBeam at the dates indicated and the results of operations and cash flows of TeleBeam for the periods indicated (such financial statements are hereinafter referred to as the "TeleBeam Financial Statements"). The balance sheet of TeleBeam at August 31, 1999 described above is referred to herein as the "TeleBeam Balance Sheet".

  (b) TeleBeam's books and records are complete and in reasonable detail, and accurately and fairly reflect the transactions and dispositions of TeleBeam's assets.

  3.8 Absence of Undisclosed Liabilities. TeleBeam has no liabilities or obligations (direct or indirect, contingent or absolute, matured or unmatured) of any nature, except for liabilities and obligations (i) in the amounts and categories reflected, reserved against or given effect to in the TeleBeam Financial Statements, (ii) described in, or disclosed pursuant to, this Agreement, or (iii) incurred in the ordinary course of business since August 31, 1999.

  3.9 Absence of Adverse Changes. Since August 31, 1999, there has been no change in the business, assets, liabilities, financial condition, results of operations or prospects of TeleBeam and its Subsidiary, taken as a whole, which would constitute a TeleBeam Material Adverse Effect.

  3.10 Tax and Other Returns and Reports. All federal, state, local and foreign tax returns, reports and statements required to be filed by TeleBeam or any Subsidiary have been filed within the time and in the manner prescribed by law. Such returns correctly reflected the facts regarding the income, businesses, assets, operations and activities of TeleBeam and any Subsidiary. Such returns correctly reflected all taxes due or payable by TeleBeam or any Subsidiary through the date of this Agreement. Taxes shown to be due and payable thereon have been paid or adequately reserved, and there are no pending assessments, asserted deficiencies or claims for additional taxes which have not been paid. There are no material deficiencies which representatives of the IRS or any other taxing authority have advised TeleBeam are expected to be included in an audit report, and no material special charges, penalties, interest or fines are being asserted against TeleBeam or its Subsidiary with respect to payment or failure to pay any taxes. None of the federal tax returns filed by TeleBeam have been audited by the IRS. In the opinion of TeleBeam's management, the reserve or accrual for taxes shown on the TeleBeam Balance Sheet is sufficient for payment of all unpaid federal, state, local and foreign taxes of TeleBeam and its Subsidiary through such date.

  3.11 Dividends and Stock Purchases. Since August 31, 1999 TeleBeam has not declared, set aside or paid any dividend, or made or agreed to make any other distribution or payment in respect of shares of TeleBeam's capital stock nor has it redeemed, purchased or otherwise acquired or agreed to redeem, purchase or otherwise acquire any shares of TeleBeam's capital stock.

  3.12 Assets. TeleBeam and its Subsidiary have good and marketable title to all material assets owned by them constituting real property and good title to all material assets owned by them constituting personal property, including without limitation those assets reflected in the TeleBeam Financial Statements in the amounts and categories reflected therein, free and clear of all mortgages, liens, pledges, charges or encumbrances or other third party interests of any nature whatsoever, except (a) the lien of current taxes not yet due and payable, (b) assets disposed of by TeleBeam or any Subsidiary since August 31, 1999 solely in the ordinary course of business consistent with past practice, (c) such secured indebtedness, financing or capital lease obligations, or purchase money security interest as are disclosed in the TeleBeam Financial Statements covering the properties referred to therein, and (d) such other imperfections of title, easements, mortgages, liens, pledges, charges and encumbrances, if any, as do not materially detract from the value, or interfere with the present or proposed use, of the assets subject thereto. All tangible assets material to the operation of TeleBeam's business are in good working order and repair and comply in all material respects with applicable rules, regulations and standards regarding their intended use. TeleBeam's tangible assets meet, in all material respects, all current industry technical performance standards for assets of their particular design. TeleBeam has an inventory of spare parts and other materials relating to its business of the type, nature and amount consistent with TeleBeam's past practices and good industry practices.

  3.13 Accounts Receivable. The accounts receivable reflected on the TeleBeam Balance Sheet and arising thereafter to and including the Effective Date, arose, and will arise, from bona fide transactions in the ordinary course of business and are and will be, to the knowledge of TeleBeam, fully collectible, subject to any reserve for doubtful accounts on the TeleBeam Balance Sheet. The amount of accounts receivable reflected on the TeleBeam Balance Sheet is accurately reflected in the invoices and statements rendered by TeleBeam and its Subsidiary.

  3.14 Contracts.

  (a) The TeleBeam Schedule sets forth each contract, agreement, note, debenture, bond, lease, mortgage, license, understanding, or arrangement to which TeleBeam or any Subsidiary is a party or may be bound, except for (i) those under which the executory obligation requiring future performance of TeleBeam or any Subsidiary involves an individual amount of less than $25,000 per year, or (ii) those under which the sole executory obligation of TeleBeam consists of outstanding equipment warranties (collectively the "Contracts").

  (b) All Contracts are in force in accordance with their terms. Neither TeleBeam nor any Subsidiary (nor, to the knowledge of TeleBeam, any other party) has violated any material provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a material default under the provisions of, any Contract. The TeleBeam Schedule identifies all Contracts which require the consent or approval of third parties to the execution and delivery of this Agreement or to the consummation and performance of the transactions contemplated hereby.

  3.15 Litigation. Except as disclosed in the TeleBeam Schedule concerning North American Communications, Inc., no claim, action, suit, arbitration, or other proceeding is pending, or known by TeleBeam to be threatened against TeleBeam or any Subsidiary or any of their properties before any court, governmental or regulatory official, body or authority, arbitrator or mediator. To the knowledge of TeleBeam, no investigation is pending or threatened against TeleBeam or any Subsidiary or any of their properties before any court, governmental or regulatory official, body or authority, arbitrator or mediator. There are no judgments, consent decrees, injunctions, or any other judicial or administrative mandates of any nature outstanding against TeleBeam or any Subsidiary. There are no claims, actions, suits or other proceedings pending, or known by TeleBeam to be threatened, against any director or officer of TeleBeam. To the knowledge of TeleBeam, no events have occurred which could reasonably be expected to form the basis for a claim or other proceedings against TeleBeam's directors or officers for breach of fiduciary duty.

  3.16 Insurance. Each of TeleBeam and its Subsidiary maintains insurance coverage on its structures, facilities, machinery, equipment and other assets and properties and with respect to its employees and operations which covers liabilities and risks customarily insured against by similar businesses on customary terms. The TeleBeam Schedule contains a complete and accurate description of the insurance coverage applicable to TeleBeam and its Subsidiary, including amounts and lines of coverage, terms, expiration date, premium and loss experience history by line of coverage. There are no provisions in such policies for retroactive or retrospective premium adjustments. The insurance binders and policies listed on the TeleBeam Schedule are valid and in full force and effect and will continue in full force and effect until the Effective Date. Neither TeleBeam nor any Subsidiary has been refused any insurance by an insurance carrier to which it has applied for insurance during the past three years. TeleBeam and each Subsidiary has complied in all material respects with the provisions of such policies.

  3.17 Labor Matters. Neither TeleBeam nor any Subsidiary is a party to or bound by any collective bargaining agreements with respect to any employees of TeleBeam or any Subsidiary. Since August 31, 1999, there has not been, nor to the knowledge of TeleBeam was there or is there threatened, any strike, slowdown, picketing or work stoppage by any union or other group of employees against TeleBeam or any Subsidiary or any of their premises, or any other labor trouble or other occurrence, event or condition of a similar character which may have a TeleBeam Material Adverse Effect.

  3.18 Employee Benefit Plans.

  (a) With respect to each employee benefit plan (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of ERISA) (all the foregoing being herein called "Benefit Plans"), maintained or contributed to by TeleBeam or its Subsidiary, TeleBeam has made available to CEI a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, (ii) such Benefit Plan, (iii) each trust agreement and group annuity contract, if any, relating to such Benefit Plan and (iv) the most recent actuarial report or valuation relating to any Benefit Plan subject to Title IV of ERISA.

  (b) With respect to the Benefit Plans, individually and in the aggregate, no event has occurred, and to the knowledge of TeleBeam, there exists no condition or set of circumstances in connection with which TeleBeam or its Subsidiary is subject to any liability that could be reasonably expected to have a TeleBeam Material Adverse Effect, under ERISA, the Code or any other applicable law. All Benefit Plans conform to, and have been administered and operated in compliance, in all material respects, with the requirements of the applicable plan documents, ERISA, the Code and any other applicable law.

  (c) With respect to the Benefit Plans, individually and in the aggregate, there are no material funded benefit obligations for which contributions have not been made or properly accrued and there are no material unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the consolidated financial statements of TeleBeam and its Subsidiary.

  (d) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service. No such Benefit Plan has been completely or partially terminated since December 31, 1992.

  (e) No Benefit Plan, nor any fiduciary thereof, has engaged in a transaction which is reasonably likely to subject any Benefit Plan, or any fiduciary thereof, to any material taxes or penalties for a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) or any material penalty under Section 502 of ERISA.

  3.19 Franchises, Licenses, Permits, Etc. TeleBeam and its Subsidiary own or possess in the operation of their respective businesses all franchises, licenses, permits, consents, approvals, rights, waivers and other governmental authorizations ("Authorizations") which are material to the conduct of the business of TeleBeam and its Subsidiary, taken as a whole. Neither TeleBeam nor any Subsidiary is in material default, or has received any notice of any claim or material default, with respect to any such Authorization or any notice of any other material claim or proceeding or threatened proceeding relating to any such Authorization or claimed lack of any necessary material Authorization. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any notice or consent under or have any material adverse effect upon any such Authorization, except for those applied for by TeleBeam prior to Closing.

  3.20 Patents and Trademarks. Except as set forth on the TeleBeam Schedule, TeleBeam does not own, license or use in its business any material patents, trademarks, copyrights or other intellectual property assets. TeleBeam and its Subsidiary own (free and clear of all liens) all such patents, trademarks, tradenames, copyrights and applications with respect thereto and other intellectual property, have entered into a subsisting license agreement with respect thereto, or otherwise have adequate authority to use such intellectual property in the conduct of TeleBeam's business. Neither TeleBeam nor any Subsidiary has received any notice or other information with respect to any alleged infringement or unlawful use of any such asset nor has TeleBeam or any Subsidiary granted or agreed to grant any license to use any such asset.

  3.21 Ordinary Course. Other than for changes in business due to competitive conditions, since August 31, 1999, TeleBeam and its Subsidiary have conducted their business solely in the ordinary course consistent with past practice. Without limitation of the foregoing, since August 31, 1999, TeleBeam (except as otherwise expressly disclosed to CEI pursuant to this Agreement):

    (a) has not made any change in its authorized, issued or outstanding capital stock and has not granted any options or other rights to acquire, whether directly or contingently, any of its capital stock, nor has it permitted any third party to acquire, or gained any rights to acquire, any shares of capital stock of any Subsidiary, except for the issuance of TeleBeam Common Stock as a result of the exercise of stock options granted prior to the date of this Agreement under the TeleBeam 1994 Equity Compensation Plan;

    (b) has not declared, set aside, or paid any dividend or made any other distribution in respect of, nor repurchased any of, its capital stock;

    (c) has not suffered any physical damage or destruction to its assets which would have a TeleBeam Material Adverse Effect;

    (d) has not been the subject of any actual or threatened organized campaign, strike, slowdown, picketing or work stoppage by any union or other group of employees, or any other labor trouble or other occurrence, event or condition of a similar character which may have a TeleBeam Material Adverse Effect;

    (e) has not entered into or amended any employment contracts or any employee benefit plan or arrangement, increased the rate of compensation (or other bonus or benefit) payable or to become payable by it to any officer or any other executive employee, extended any credit or made any loans to any employee, made any general increase in compensation or rate of compensation (or other bonus or benefit) payable or to become payable to hourly employees or salaried employees except in the ordinary course of business consistent with past practice;

    (f) has not incurred or guaranteed any debt except in the ordinary course of business consistent with past practice;

    (g) has not encumbered, sold or disposed of any assets (tangible or intangible) except for sales of inventory in the ordinary course of business consistent with past practice;

    (h) has not changed in any material respect its accounting and tax practices, policies or principles, other than those consistent with GAAP;

    (i) has not cancelled or waived any debts or claims having a value of $1,000 in the aggregate, other than those arising in the ordinary course of business associated with customer bad debt;

    (j) has paid all taxes as they become due, filed all federal, state, local and foreign tax returns, reports and statements required to be filed within the time and in the manner prescribed by law, and collected or withheld all taxes required to be collected or withheld from employees, independent consultants or other third parties;

    (k) has not filed any amended tax return or entered into a settlement or any audit or other tax dispute with the IRS or any other taxing authority;

    (l) has not received any communication (oral or written) from any customer, supplier or governmental or regulatory agency which constitutes (or which could reasonably be expected to result in) a TeleBeam Material Adverse Effect;

    (m) has not changed in any material respect its existing pricing structure, fees and charges structure, marketing and promotional plans and policies other than existing product lines' pricing structure modifications in order to remain competitive in TeleBeam's markets and existing customers serviced;

    (n) has not entered into any (or modified any existing) lease, contract, commitment or agreement or engaged in any transaction (including without limitation any borrowing, capital expenditures, capital financing, leasing arrangement or purchase commitment) except in the ordinary course of business consistent with past practice.

  3.22 Brokerage and Other Fees. In connection with the transactions contemplated by this Agreement, no broker, finder or similar agent has been employed by or on behalf of TeleBeam, and no person with which TeleBeam has had dealings or communications of any kind is entitled to any brokerage or finder's fee or other commission in connection with the transactions.

  3.23 Information Supplied. None of the information supplied or to be supplied by TeleBeam or any of its Subsidiary for inclusion or incorporation by reference in the prospectus and proxy statement forming a part of the Registration Statement (the "Prospectus and Proxy Statement") to be filed with the SEC by CEI in connection with the issuance of CEI Common Stock pursuant to the Merger or any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and at all times necessary to comply with the 1933 Act, and, with respect to the Prospectus and Proxy Statement, when mailed and, as amended or supplemented, at all times through the Closing Date, contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents filed by TeleBeam and its Subsidiary with the SEC and any other regulatory agency in connection with the Merger will comply in all material respects with the provisions of all applicable rules and regulations.

  3.24 Disclosure. No representation or warranty hereunder or information contained in the TeleBeam Financial Statements, the TeleBeam Schedule or any certificate, statement, or other document delivered by TeleBeam hereunder contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained therein or herein, in light of the circumstances in which they are made, not misleading.

  3.25 Tax Free Reorganization Matters.

  (a) To the best of the knowledge of the management of TeleBeam, there is no current plan or intention by the shareholders of TeleBeam to sell, exchange or otherwise dispose of a number of shares of CEI Common Stock received in the Merger that would reduce the former TeleBeam stockholders' ownership of CEI Common Stock to a number of shares having a value, as of the date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding capital stock of TeleBeam as of the same date. For purposes of this representation, shares of TeleBeam Common Stock exchanged for cash in lieu of fractional shares will be treated as outstanding TeleBeam stock on the date of the Merger.

  (b) As a result of the Merger, TeleBeam will transfer and Sub will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by TeleBeam immediately prior to the Merger. For purposes of this representation, the amount of TeleBeam assets used to pay TeleBeam reorganization expenses will be included as assets of TeleBeam held immediately prior to the Merger.

  (c) The liabilities of TeleBeam assumed by Sub and the liabilities to which the transferred assets of TeleBeam are subject, if any, were incurred by TeleBeam in the ordinary course of its business.

  (d) TeleBeam will pay its expenses, if any, incurred in connection with the Merger.

  (e) TeleBeam is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

  (f) TeleBeam is not an investment company as defined in Section
368(a)(2)(F)(iii) and (iv) of the Code.

                                  ARTICLE IV

                 Representations and Warranties of Cei and Sub

  4. Representations and Warranties of CEI and Sub. CEI and Sub represent and warrant to TeleBeam as follows, except as set forth in a disclosure schedule (the "CEI Schedule") delivered by CEI contemporaneously with the execution of this Agreement:

  4.1 Organization, Powers and Qualifications. CEI is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CEI has all requisite corporate power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the properties and assets used in connection therewith. CEI is duly qualified as a foreign corporation authorized to do business and is in good standing in every jurisdiction in which such qualification is required, other than such jurisdictions where the failure so to qualify would not have a CEI Material Adverse Effect.

  4.2 Subsidiaries. Sub and each other Subsidiary of CEI is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each such Subsidiary has all requisite power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the assets and properties used in connection therewith. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is required, other than such jurisdiction where the failure so to qualify would not have a CEI Material Adverse Effect. All issued and outstanding shares of capital stock of Sub have been duly authorized, are fully paid and nonassessable, and are owned of record and beneficially by CEI free and clear of all pledges, liens, claims, security interests and other charges or defects in title of any nature whatsoever.

  4.3 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been authorized by all necessary corporate action on the part of the Boards of Directors of CEI and Sub and no other corporate proceedings on the part of CEI or Sub are necessary to authorize this Agreement or to carry out the transactions contemplated hereby. This Agreement is binding and enforceable upon CEI and Sub in accordance with its terms, subject to any bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors' rights.

  4.4 Capital Stock.

  (a) As of October 1, 1999, the authorized capital stock of CEI consists of:
(i) 20,000,000 shares of CEI Common Stock, par value $1.00 per share, of which 7,162,952 shares were issued and outstanding and 97,017 shares were held as treasury shares, and (ii) 900,000 shares of Series A Convertible Preferred Stock, par value of $65.00 per share, of which 157,604 shares were issued and outstanding and no shares were held as treasury shares.

  (b) All of the issued and outstanding shares of the CEI's capital stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws. No shares of capital stock issued by CEI are or were at the time of their issuance subject to preemptive rights.

  4.5. Valid Issuance of CEI Stock, Etc. The CEI Common Stock which will be issued in connection with the Merger, when issued and delivered in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable and will be issued in compliance with all applicable federal and state securities laws.

  4.6 Conflict with Other Agreements; Consents and Approvals. With respect to the following:

    (a) the By-laws of, or any securities issued by, CEI or any of its Subsidiaries,

    (b) any law, statute, rule or regulation applicable to CEI or any of its Subsidiaries,

    (c) any contract to which CEI or any of its Subsidiaries is a party or may be bound or any Authorization held by CEI or any of its Subsidiaries, and

    (d) any judgment, order, injunction, decree or ruling of any court, arbitrator or governmental or regulatory official, body or authority applicable to CEI or any of its Subsidiaries,

the execution, delivery and performance by CEI of this Agreement and the transactions contemplated hereby will not (i) result in any violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration which would have a CEI Material Adverse Effect, or (ii) require any authorization, consent, approval or exemption by any person, the failure to obtain which would have a CEI Material Adverse Effect, which has not been obtained, or any notice to or filing which has not been given or done, other than the consent of Bank of Pennsylvania under CEI's current term loan agreement, filings pursuant to the 1933 Act, the 1934 Act, and applicable state securities laws, and the filing of appropriate merger documentation under the Corporation Law.

  With respect to the Articles of Incorporation of CEI, the execution, delivery and performance by CEI of this Agreement and the transactions contemplated hereby will not (i) result in any violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration or (ii) require any authorization, consent, approval or exemption by any person which has not been obtained or any notice to or filing which has not been given or done.

  4.7 Financial Statements. The financial statements of CEI included in the CEI SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of unaudited statements to normal recurring audit adjustments which in the aggregate are not material) the consolidated financial position of CEI and its Subsidiaries at the dates indicated and the consolidated results of operations and cash flows of CEI and its Subsidiaries for the periods indicated (such financial statements are hereinafter referred to as the "CEI Financial Statements"). The consolidated balance sheet of CEI and its Subsidiaries at December 31, 1998 described above is referred to herein as the "CEI Balance Sheet". Except as disclosed in the CEI SEC Documents, CEI is not a party to any material probable business combination for which financial statements are required to be disclosed pursuant to
Section 3-05 of Regulation S-X under the 1933 Act.

  4.8 Brokerage. In connection with the transactions contemplated by this Agreement, no broker, finder or similar agent has been employed by or on behalf of CEI, and no person with which CEI has had dealings or communications of any kind is entitled to any brokerage or finder's fee or other commission in connection with the transactions other than its financial advisor, JSI Financial Services.

  4.9 Reports. CEI has previously furnished TeleBeam with true and complete copies of (i) each final prospectus and definitive proxy statement filed by CEI with the SEC since December 31, 1997, and (ii) each report filed by CEI with the SEC with respect to the year ended December 31, 1998 or any months or periods ending thereafter (the "CEI SEC Documents"). None of such documents or other communications contained as of the date of such document any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of such documents which is subject to the 1933 Act or the 1934 Act, or the regulations promulgated thereunder, complied in all material respects when filed in form with such Acts and the applicable regulations thereunder. Each of the CEI SEC Documents was timely filed and all reports required to be filed by CEI with the SEC from the date of this Agreement through the Effective Date shall be timely filed.

  4.10 Information Supplied. None of the information supplied or to be supplied by CEI or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement (including the Prospectus and Proxy Statement) to be filed with the SEC by CEI in connection with the issuance of CEI Common Stock pursuant to the Merger or any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and at all times necessary to comply with the 1933 Act, and, with respect to the Prospectus and Proxy Statement, when mailed and at all times through the Closing Date contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents filed by CEI and its Subsidiaries with the SEC and any other regulatory agency in connection with the Merger will comply in all material respects with the provisions of all applicable rules and regulations.

  4.11 Disclosure. No representation or warranty hereunder or information contained in the CEI Financial Statements, the CEI Schedule or any written certificate, statement, or other document delivered by CEI hereunder contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained therein or herein, in light of the circumstances in which they are made, not misleading.

  4.12 Tax Matters. CEI has no present plan or intention to reacquire any of the shares of CEI Common Stock it will issue to the shareholders of TeleBeam pursuant to the Merger. Following the Effective Date, Sub, CEI, and/or its affiliates will continue the historic business of TeleBeam and its Subsidiary as presently conducted. CEI presently controls Sub within the meaning of
Section 368(c) of the Code, and following the Effective Date, Sub will not issue additional shares of its stock that would result in CEI losing control of Sub within the meaning of Section 368(c) of the Code.

  4.13 Absence of Adverse Changes. Since December 31, 1998, there has been no change in the business, assets, liabilities, financial condition, results of operations or prospects of CEI and its Subsidiaries, taken as a whole, which would constitute a CEI Material Adverse Effect.

                                   ARTICLE V

                                   Covenants

  5.1 Conduct of Business Prior to Closing. From the date of this Agreement to the Effective Date, TeleBeam (except as expressly contemplated or permitted by this Agreement, or to the extent that CEI shall otherwise consent in writing) agrees as to itself and its Subsidiaries that it:

    (a) will, and will cause each Subsidiary to, conduct and operate its business only in the ordinary course consistent with past practice;

    (b) will not, and will cause each Subsidiary not to, conduct its business in such a manner so as to purposely cause the representations and warranties made by it and its Subsidiaries herein not to be true on the Closing Date as though such representations and warranties were made on and as of such date;

    (c) will, and will cause each Subsidiary to, use its reasonable best efforts to keep available the services of the present employees and agents of it and the Subsidiaries, and to maintain the relations and goodwill with the suppliers, customers and any others having business relations with it or its Subsidiaries;

    (d) will make no change in its authorized, issued or outstanding capital stock and will not grant any options or other rights to acquire, whether directly or contingently, any of its capital stock, nor will it permit any third party to acquire, or gain any rights to acquire, any shares of capital stock of any Subsidiary, except for the issuance of TeleBeam Common Stock and the issuance of Deemed Conversion Shares as a result of the exercise of stock options granted prior to the date of this Agreement under the TeleBeam 1994 Equity Compensation Plan;

    (e) will not declare, set aside, or pay any dividend or make any other distribution in respect of, nor repurchase any of, its capital stock;

    (f) will not, and will not permit any Subsidiary to, modify or amend its charter documents or By-laws;

    (g) will not, and will not permit any Subsidiary to, enter into or amend any employment contracts or any employee benefit plan or arrangement, increase the rate of compensation (or other bonus or benefit) payable or to become payable by it to any officer or any other executive employee, extend any credit or make any loans to any employee, make any general increase in compensation or rate of compensation (or other bonus or benefit) payable or to become payable to hourly employees or salaried employees except in the ordinary course of business consistent with past practice (which will include standard increases in pay and bonuses at the end of calendar 1999), or make any material increase in the contributions to any employee benefit program or arrangement;

    (h) will not, and will not permit any Subsidiary to, incur or guarantee any debt except in the ordinary course of business consistent with past practice;

    (i) will not, and will not permit any Subsidiary to, sell or dispose of any assets (tangible or intangible) except for sales of inventory in the ordinary course of business consistent with past practice;

    (j) will not, and will not permit any Subsidiary to, change in any material respect its accounting and tax practices, policies or principles;

    (k) will not, and will not permit any Subsidiary to, cancel or waive any debts or claims having a value of $10,000 in the aggregate, except for such cancellations and waivers which will not cause a TeleBeam Material Adverse Effect;

    (l) will, and will cause each Subsidiary to, pay all taxes as they become due, file all federal, state, local and foreign tax returns, reports and statements required to be filed by TeleBeam or any Subsidiary within the time and in the manner prescribed by law, and collect or withhold all taxes required to be collected or withheld from employees, independent consultants or other third parties;

    (m) will not, and will not permit any Subsidiary to, file any amended tax return or enter into a settlement of any audit or other tax dispute (other than the disclosed gross receipts tax issue in Pennsylvania) with the IRS or any other taxing authority;

    (n) will not, and will not permit any Subsidiary to, change in any material respect its existing pricing structure (except to remain competitive in TeleBeam's markets), fees and charges structure, marketing and promotional plans and policies; and

    (o) will not, and will not permit any Subsidiary to, enter into any (or modify any existing) lease, contract, commitment or agreement or engage in any transaction (including without limitation any borrowing, capital expenditure, capital financing, leasing arrangement or purchase commitment) except in the ordinary course of business consistent with past practice (other than special arrangements with brokers, attorneys, and accountants to consummate a fundamental transaction and any break up fees due to proposed equity investors in TeleBeam which break up fees shall not exceed $120,000.00.).

  5.2 Updating of Schedules. From the date of this Agreement to the Closing Date, each of TeleBeam and CEI agrees that it will promptly inform the other in writing if any information set forth in its Schedule is not accurate and complete in all material respects as of such later date and will promptly disclose to the other in writing any information which arises after the date hereof and which would have been required to be included in its Schedule to make such Schedule accurate and complete in all material respects as of such later date; provided, however, that none of such disclosures shall be deemed to modify, amend or supplement its representations and warranties or its Schedule for purposes of any provision hereof unless the other shall have consented thereto in writing.

  5.3 Access. From the date of this Agreement to the Closing Date, TeleBeam agrees that it will give to CEI and its financial advisers, counsel, accountants and other representatives full access, during normal business hours upon reasonable advance notice, to all personnel, properties, books, contracts, documents and records with respect to its affairs as CEI may reasonably request, including without limitation all work papers, schedules and calculations relating to financial statements, and any other information that may be necessary for CEI to conduct an audit of the books and records of TeleBeam. Any information relating to TeleBeam shall be delivered subject to the provisions regarding confidentiality set forth in the Confidentiality Agreement between the parties, dated September 15, 1999, shall be deemed to be Information as defined therein, and CEI and Sub shall be bound by the provisions of the Confidentiality Agreement which are incorporated herein by this reference.

  5.4 Proxy Material, Registration Statement, Other Filings and
Applications. In connection with the transactions contemplated by this
Agreement:

    (a) CEI shall file with the SEC the Registration Statement to register under the 1933 Act the CEI Common Stock to be issued to the holders of TeleBeam Common Stock in connection with this Agreement and shall use its reasonable best efforts to cause the Registration Statement to become effective and to provide TeleBeam with the necessary copies of the Prospectus and Proxy Statement for mailing to the shareholders of TeleBeam at the earliest practicable date after the effective date of the Registration Statement. CEI shall file all such amendments to the Registration Statement as shall be necessary to keep it current and effective until the Merger shall have been consummated.

    (b) In connection with the preparation of the Registration Statement, TeleBeam shall provide CEI with all proxy material which TeleBeam intends to use in connection with obtaining the necessary TeleBeam stockholder approval for the Merger and the transactions contemplated hereby and all other material which in the opinion of counsel for CEI is required by applicable law to be sent to the shareholders of CEI in connection with such approval. TeleBeam agrees to cause the Prospectus and Proxy Statement to be mailed to its stockholders at the earliest practicable date after the effective date of the Registration Statement.

    (c) CEI shall file all applicable state securities or "blue sky" applications and use its reasonable best efforts to qualify the CEI Common Stock issuable pursuant to this Agreement under such applicable state securities or "blue sky" laws prior to the Closing Date; provided, however, that CEI shall not be required to consent to general service of process or qualify as a foreign corporation or take any action that would subject CEI to any taxing authority to which it is not now subject.

    (d) CEI shall file an additional listing application with the NASDAQ National Market covering the CEI Common Stock to be issued to the holders of TeleBeam Common Stock in connection with this Agreement and shall use its reasonable best efforts to obtain approval of such application upon official notice of issuance.

    (e) CEI shall promptly prepare and file (and shall pay the entire Hart Scott Rodino filing fee, if such filing is necessary) with all other governmental agencies (if any) all documents necessary for such agency (or agencies) to approve the consummation of the transactions contemplated by this Agreement. CEI shall use its reasonable best efforts to obtain all required regulatory approvals as promptly as practical.

  In connection with the preparation and filing of the Registration Statement, any state securities or "blue sky" application, listing application, or other regulatory application, or any amendment thereto pursuant to this Section 5.4, the parties hereto shall provide to each other such information and documents (or access thereto), and shall render such assistance, as the other party may reasonably request or as may be necessary to carry out the provisions of this
Section 5.4.

  5.5 Stockholder Meeting. TeleBeam shall call and hold a meeting of its stockholders to be held as soon as is practicable for the purpose of voting on this Agreement. A majority of the Board of Directors of TeleBeam will recommend to its stockholders approval of this Agreement and the Merger and shall take all such actions consistent with the fiduciary obligations of such Board to obtain such approvals as promptly as practicable, including without limitation the solicitation of proxies.

  5.6 Third Party Consents. Prior to the Effective Date, each of CEI and TeleBeam shall obtain all consents, approvals or authorizations of third parties which are required to be obtained by each of them in order to effect the transactions contemplated by this Agreement and such other consents, approvals or authorizations the absence of which would have a TeleBeam Material Adverse Effect or a CEI Material Adverse Effect, as appropriate.

  5.7 Satisfaction of Conditions. Each party hereto will use all reasonable best efforts to satisfy all the conditions to be satisfied by it to effect the transactions contemplated hereby.

  5.8 Public Announcements. Neither TeleBeam nor CEI will make, issue or release any oral or written public announcement or statement concerning, or acknowledgment of the existence of, or reveal the terms, conditions and status of, the transactions contemplated by this Agreement, or any other communications to its shareholders or the investing public, directly or indirectly (including, without limitation, press releases and statements to securities analysts), without first making a good faith attempt to inform the other of the contents of such announcement, acknowledgment or statement and, unless in the opinion of counsel to such party such statement or release is required by applicable law, without first obtaining the consent of the other. The parties agree to issue such a press release promptly following the execution of this Agreement.

  5.9 Other Proposals. TeleBeam hereby agrees that it shall not, nor shall it permit its Subsidiary to, nor shall it authorize or permit any of its or its Subsidiary's officers, directors, employees, affiliates, investment bankers or other representatives or agents (collectively, the "Representatives") to, directly or indirectly, solicit, encourage (including by way of furnishing non-public information), initiate discussions or negotiations relating to or take any other action to facilitate, any inquiries or the making of any proposal for an Acquisition Transaction. As used herein, the term "Acquisition Transaction" shall mean the occurrence of any of the following events: (i) TeleBeam is acquired by merger or otherwise by any "person" or "group," as such terms are defined in Section 13(d) of the 1934 Act, other than CEI, Sub or any of their respective affiliates (a "Third Party"); (ii) a Third Party acquires more than thirty percent (30%) (as reflected in accordance with generally accepted accounting principles on TeleBeam's most recent monthly financial statements) in value of the total assets of TeleBeam and its Subsidiary, taken as a whole; (iii) a Third Party acquires more than thirty percent (30%) of the outstanding TeleBeam Common Shares; (iv) TeleBeam adopts and implements a plan of liquidation relating to, or extraordinary dividend equal to, more than thirty percent (30%) in value of the total assets of TeleBeam (as reflected in accordance with generally accepted accounting principles on TeleBeam's most recent monthly financial statements); or (v) TeleBeam enters into a preliminary or definitive agreement with a Third Party relating to any of the transactions referred to in clauses (i) through (iv) above. TeleBeam agrees that it shall promptly notify CEI orally and in writing of any such inquiries or proposals. Any such notification shall include the identity of the person making such proposal or request, the terms thereof, and any other information with respect thereto as CEI may reasonably request. Nothing contained in this Agreement shall be construed to prohibit TeleBeam from (a) disclosing, under protection of an appropriate confidentiality agreement, non-public information concerning TeleBeam to, and engaging in discussions and negotiations concerning an Acquisition Transaction with, a person who has made a bona fide offer to engage in an Acquisition Transaction for a consideration and on terms which are more favorable to the TeleBeam stockholders than the terms of the Merger, and who can reasonably be expected to consummate the Acquisition Transaction on the terms that have been proposed, and which disclosure, discussions and negotiations, in the judgment of TeleBeam, shall be required by reason of the fiduciary obligations of the Board of Directors of TeleBeam and (b) subject to TeleBeam's obligations under
Section 8.5(a) hereof and only after terminating this Agreement in accordance with Section 8.1(c)(iii) hereof, accepting such offer for an Acquisition Transaction from such person which the Board of Directors of TeleBeam concludes is more favorable to the TeleBeam stockholders than the Merger contemplated hereby.

  5.10 Affiliates. Prior to the Closing Date, TeleBeam shall deliver to CEI a letter identifying all persons who (in TeleBeam's reasonable judgment) are, at the time this Agreement is submitted for approval to the stockholders of TeleBeam, "affiliates" of TeleBeam for purposes of Rule 145 under the 1933 Act. TeleBeam shall use its reasonable best efforts to cause each such person to deliver to CEI, on or prior to the Closing Date, a written agreement, in the form attached hereto as Exhibit "A" acknowledging and agreeing to abide by the limitations imposed by law in respect of the sale or other disposition of CEI Common Stock received by such person pursuant to the Merger.

  5.11 Assurances. TeleBeam shall use its best efforts to receive reasonable assurances that all material contractual rights of TeleBeam will survive the Merger.

  5.12 TeleBeam's Employees. Sub shall retain as employees all of TeleBeam's employees for at least one year after Closing, except for terminations for cause. TeleBeam shall use its best efforts to retain all of the TeleBeam employees through Closing.

                                  ARTICLE VI

                   Conditions to Obligations of CEI and Sub

  6. Conditions to Obligations of CEI and Sub to Consummate the Merger. The obligations of CEI and Sub to consummate the Merger provided for in this Agreement shall be subject to satisfaction, on or before the Closing Date, of the following conditions:

  6.1 Representations, Warranties, and Covenants of TeleBeam. The representations and warranties of TeleBeam herein contained and the information contained in the TeleBeam Schedule and other documents delivered by TeleBeam in connection with this Agreement shall be true and correct at the Closing Date (except for such inaccuracies as would not cause a TeleBeam Material Adverse Effect) with the same effect as though made at such time, except to the extent waived hereunder or affected by the transactions contemplated herein; TeleBeam shall have performed in all material respects all obligations and complied in all material respects with all agreements, undertakings, covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing Date (except for such failures to perform or comply as would not cause a TeleBeam Material Adverse Effect); and TeleBeam shall have delivered to CEI a certificate in form and substance satisfactory to CEI dated the Closing Date and signed by the President and Chief Executive Officer of TeleBeam to such effect.

  6.2 TeleBeam Stockholder Approval. The requisite approval of this Agreement and the transactions contemplated hereby shall have been given by the Board of Directors and the stockholders of TeleBeam.

  6.3 Employment Agreements. Certain employees shall have executed and delivered to CEI employment agreements in the form attached hereto as Exhibit "B".

  6.4 No Injunctions. No preliminary or permanent injunction or other order, decree or ruling by any federal, state or provincial court in the United States or by any United States governmental, regulatory or administrative agency which prevents the consummation of the transactions contemplated by this Agreement (including the Merger) shall have been issued and remain in effect; provided, however, that each of the parties hereto shall have used its reasonable best efforts to prevent any such injunction or other order, and to appeal as promptly as possible any such injunction or order that may be entered.

  6.5 No Antitrust Litigation. No action, suit or proceeding against CEI or TeleBeam brought by the Antitrust Division of the Department of Justice or the Federal Trade Commission challenging the Merger under the federal antitrust laws shall be pending or shall have been threatened by either such agency.

  6.6 Securities Laws. The Registration Statement shall have been declared effective by the SEC, no stop order shall have been issued or proceedings instituted or threatened suspending the effectiveness of the Registration Statement, and all approvals, consents, permits, licenses or qualifications from authorities administering the securities laws of any state having jurisdiction, required in the reasonable judgment of CEI for the consummation of this Agreement and the Merger, shall have been obtained and shall be in full force and effect.

  6.7 Filings. CEI and TeleBeam shall have made all filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the required statutory waiting period under such Act shall have terminated. TeleBeam shall have made all required filings under the Pennsylvania Public Utility Code and the required approval from the Pennsylvania Utility Commission shall have been obtained. For purposes of the required approval from the Pennsylvania Utility Commission, CEI shall not be obligated to consummate the Merger if such approval is subject to any further material action of any kind (including, without limitation, reconsideration, rehearing, review or appeal) and consummating the Merger prior to the completion (or the expiration of the possibility) of such further action would have a CEI Material Adverse Effect.

  6.8 NASDAQ Listing. The NASDAQ National Market shall have approved the listing, upon official notice of issuance, of all CEI Common Stock issuable as Merger Consideration.

  6.9 Affiliate Letters. CEI shall have received the letters from TeleBeam's affiliates referenced in Section 5.10 hereof.

  6.10 Appraisal Rights. The holders of no more than ten percent (10%) of the outstanding shares of TeleBeam Common Stock shall have effectively exercised appraisal rights pursuant to the Delaware Corporation Law.

  6.11 Legal Opinion. CEI shall have received an opinion dated the Closing Date from Saul, Ewing, Remick & Saul, counsel to TeleBeam, in the form and substance reasonably satisfactory to CEI and its counsel.

  6.12 Resignations. CEI shall have received the written resignations, in a form reasonably acceptable to CEI (which shall include a representation with respect to the matters referred to in the last two sentences of Section 3.15 hereof), of those TeleBeam directors and officers designated by CEI.

                                  ARTICLE VII

                     CONDITIONS TO OBLIGATION OF TELEBEAM

  7. Conditions to Obligations of TeleBeam to Consummate the Merger. The obligations of TeleBeam to consummate the Merger provided for in this Agreement shall be subject to satisfaction, on or before the Closing Date, of the following conditions:

  7.1 Representations, Warranties, and Covenants of CEI and Sub. The representations and warranties of CEI and Sub herein contained and the information contained in the CEI Schedule and other documents delivered by CEI and Sub in connection with this Agreement shall be true and correct at the Closing Date in all material respects with the same effect as though made at such time, except to the extent waived hereunder or affected by the transactions contemplated herein; CEI and Sub shall have performed in all material respects all obligations and complied in all material respects with all agreements, undertakings, covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing Date; and CEI shall have delivered to TeleBeam a certificate in form and substance satisfactory to TeleBeam dated the Closing Date and signed by the President and by the Chief Financial Officer of CEI to such effect.

  7.2 TeleBeam Stockholder Approval. The requisite approval of this Agreement and the transactions contemplated hereby shall have been given by the shareholders of TeleBeam.

  7.3 No Injunctions. No preliminary or permanent injunction or other order, decree or ruling by any federal, state or provincial court in the United States or by any United States governmental, regulatory or administrative agency which prevents the consummation of the transactions contemplated by this Agreement (including the Merger) shall have been issued and remain in effect; provided, however, that each of the parties hereto shall have used its reasonable best efforts to prevent any such injunction or other order, and to appeal as promptly as possible any such injunction or order that may be entered.

  7.4 No Antitrust Litigation. No action, suit or proceeding against CEI or TeleBeam brought by the Antitrust Division of the Department of Justice or the Federal Trade Commission challenging the Merger under the federal antitrust laws shall be pending or shall have been threatened by either such agency.

  7.5 NASDAQ Listing. The NASDAQ National Market shall have approved the listing, upon official notice of issuance, of all CEI Common Stock issuable in connection with this Agreement.

  7.6 Securities Laws. The Registration Statement shall have been declared effective by the SEC, no stop order shall have been issued or proceedings instituted or threatened suspending the effectiveness of the Registration Statement, and all approvals, consents, permits, licenses or qualifications from authorities administering the securities laws of any state having jurisdiction, required in the reasonable judgment of TeleBeam for the consummation of this Agreement and the Merger shall have been obtained and shall be in full force and effect.

  7.7 Tax Opinion. TeleBeam shall have received an opinion of Saul, Ewing, Remick & Saul, counsel to TeleBeam, to the effect that:

    (a) The Merger will constitute a reorganization within the meaning of
  Section 368(a) of the Code and TeleBeam and CEI will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

    (b) No gain or loss will be recognized by TeleBeam by reason of the Merger;

    (c) Except for any cash received in lieu of any fractional shares, no gain or loss will be recognized by holders of TeleBeam Common Stock who receive pursuant to the Merger solely CEI Common Stock in exchange for the shares of TeleBeam Common Stock which they hold;

    (d) The basis of the CEI Common Stock to be received by the TeleBeam stockholders will be, in each instance, the same as the basis of the TeleBeam Common Stock surrendered in exchange therefore, less any basis attributable to fractional shares for which cash is received; and

    (e) The holding period of the CEI Common Stock to be received by TeleBeam stockholders will include the period during which the TeleBeam Common Stock surrendered in exchange therefore was held, provided the TeleBeam Common Stock was a capital asset in the hands of the holder thereof on the Effective Date.

  7.8 TeleBeam Bank Obligations. At Closing CEI shall pay off all of TeleBeam's indebtedness to banks or make other reasonably satisfactory arrangements therefor.

                                 ARTICLE VIII

                       Termination, Waiver and Amendment

  8.1 Termination. This Agreement may be terminated by written notice of termination at any time before the Effective Date (whether before or after action by the shareholders of TeleBeam) only as follows:

    (a) by mutual consent of CEI and TeleBeam;

    (b) by CEI

      (i) upon written notice to TeleBeam given at any time if the representations and warranties of TeleBeam contained in Article III hereof were not true and correct when made(except to the extent of inaccuracies which do not cause a TeleBeam Material Adverse Effect) or if TeleBeam fails to perform all obligations and comply in all respects with all agreements, undertakings, covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Effective Date (except to the extent of any failure to perform or comply which does not cause a TeleBeam Material Adverse Effect);

      (ii) upon written notice to TeleBeam given at any time after June 30, 2000, if the Effective Date shall not have occurred on or before June 30, 2000 unless the absence of such occurrence shall be due to the failure of CEI or any of its Subsidiaries to perform in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Date (except to the extent such performance or compliance is qualified by materiality in which event such performance or compliance shall have failed to occur); and

    (c) By TeleBeam

      (i) upon written notice given to CEI at any time if the representations and warranties of CEI and Sub contained in Article IV hereof were not true and correct in all material respects when made or as of the Closing Date (except to the extent qualified by materiality in which event such representations and warranties shall be true and correct) or if CEI or Sub fails to perform in all material respects all obligations and comply in all material respects with all agreements, undertakings, covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Effective Date (except to the extent such performance or compliance is qualified by materiality in which event such performance or compliance shall have failed to occur);

      (ii) upon written notice to CEI given at any time after June 30, 2000 if the Effective Date shall not have occurred on or before June 30, 2000 unless the absence of such occurrence shall be due to the failure of TeleBeam or its Subsidiary to perform each of its obligations under this Agreement required to be performed by it at or prior to the Effective Date and such failure to perform causes a TeleBeam Material Adverse Effect;

      (iii) upon written notice to CEI by TeleBeam if TeleBeam is terminating this Agreement in order to enter into an Acquisition Transaction with a person not a party hereto, provided that TeleBeam was entitled to pursue the proposal of such Acquisition Transaction pursuant to the provisions of Section 5.9 hereof.

  8.2 Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Merger, the provisions of this Agreement other than the provisions of Section 8.5 shall thereafter become void and have no effect, and no party hereto shall have any liability to any other party hereto or its shareholders or directors or officers in respect thereof, except that nothing herein shall relieve any party from liability for any willful breach thereof or from its obligations under the confidentiality provisions of the Confidentiality Agreement between the parties, referred to and incorporated by reference in Section 5.3.

  8.3 Waiver of Terms. Any of the terms or conditions of this Agreement may be waived at any time prior to the Effective Date by the party which is, or whose shareholders are, entitled to the benefit thereof, by action taken by the Board of Directors of such party, or by its chairman, president or any vice president authorized to act for such party; provided, however, that such waiver shall be in writing and shall be taken only if, in the judgment of the Board of Directors or officer taking such action, such waiver will not have a materially adverse effect on the benefits intended hereunder to the shareholders of such corporation, and the other parties hereto may rely on the delivery of such a waiver as conclusive evidence of such judgment and the validity of the waiver.

  8.4 Amendment of Agreement. Anything herein or elsewhere to the contrary notwithstanding, to the extent permitted by law, this Agreement may be amended, supplemented or interpreted at any time prior to the Closing Date only by written instrument duly authorized and executed by each of the parties hereto; provided, however, that after approval by the shareholders of TeleBeam, no amendment shall be made which by law requires further approval by the shareholders without such further approval.

  8.5 Fees and Expenses.

  (a) In the event that: (1) this Agreement is terminated by CEI pursuant to
Section 8.1(b)(i), (2) this Agreement is terminated by TeleBeam pursuant to
Section 8.1(c)(iii), or (3) this Agreement is terminated by either CEI or TeleBeam as a result of the failure to obtain TeleBeam stockholder approval of this Agreement and the transactions contemplated hereby, then in any of such events TeleBeam will pay CEI within one business day following the date of termination a break-up fee in the amount of $250,000, such fee being in the nature of liquidated damages as exclusive compensation to CEI for any and all claims and losses which CEI has or may have incurred in connection with this Agreement and the transactions contemplated hereby. TeleBeam has agreed to this provision in order to induce CEI to enter into this Agreement and as a means of compensating CEI for the substantial direct and indirect monetary and other costs incurred or to be incurred in connection with the Merger and for the loss of its ability to pursue other advantageous transactions and the potential adverse consequences if the Merger is not completed.

  (b) In the event that this Agreement is terminated by TeleBeam pursuant to
Section 8.1(c)(i), CEI will pay TeleBeam within one business day following the date of termination a break-up fee in the amount of $250,000, such fee being in the nature of liquidated damages as exclusive compensation to TeleBeam for any and all claims and losses which TeleBeam has or may have incurred in connection with this Agreement and the transactions contemplated hereby. CEI has agreed to this provision in order to induce TeleBeam to enter into this Agreement and as a means of compensating TeleBeam for the substantial direct and indirect monetary and other costs incurred or to be incurred in connection with the Merger and for the loss of its ability to pursue other advantageous transactions and the potential adverse consequences if the Merger is not completed.

  (c) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

                                  ARTICLE IX

                              General Provisions

  9.1 Cooperation. Subject to the terms and conditions herein provided, each party shall cooperate with the other party in carrying out the provisions of this Agreement and shall execute and deliver, or cause to be executed and delivered, such governmental notifications and additional documents and instruments and do, or cause to be done, all additional things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated hereby. The parties intend the Merger transaction to be subject to pooling of interests accounting. If either party receives notice of any condition prohibiting pooling of interests accounting for the Merger transaction, the parties will negotiate in good faith to agree to cure the condition prior to Closing.

  9.2 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which counterparts together shall be deemed to be one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any other counterpart.

  9.3 Contents of Agreement, Etc. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. Any previous agreements or understandings between the parties regarding the subject matter hereof, except for arrangements between the parties concerning confidential information, are merged into and superseded by this Agreement. Nothing herein express or implied is intended or shall be construed to confer upon or to give any person, other than CEI and TeleBeam and their respective shareholders, any rights or remedies under or by reason of this Agreement.

  9.4 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Effective Date.

  9.5 Section Headings, Gender and "Person". The section headings herein have been inserted for convenience of reference only and shall in no way modify or restrict any of the terms or provisions hereof. The use of the masculine or any other pronoun herein when referring to any person has been for convenience only and shall be deemed to refer to the particular person intended regardless of the actual gender of such person. Any reference to a "person" herein shall include an individual, firm, corporation, partnership, trust, government or political subdivision or agency or instrumentality thereof, association, unincorporated organization or any other entity.

  9.6 Notices. All notices, consents, waivers or other communications which are required or permitted hereunder shall be sufficient if given in writing and delivered personally, by overnight mail service, by facsimile transmission (which is confirmed) or by registered or certified mail, return receipt requested, postage prepaid, as follows (or to such other addressee or address as shall be set forth in a notice given in the same manner):

  If to CEI or Sub:

  Conestoga Enterprises, Inc.
  202 East First Street
  Birdsboro, PA 19508
  Attention: Albert H. Kramer, President
  (610) 582-6338 (Fax)

  With a required copy to:

  Barley, Snyder, Senft & Cohen, LLC
  501 Washington Street, Fifth Floor
  P. O. Box 942
  Reading, PA 19603-0942
  Attention: John S. Hibschman, Esquire
  (610) 376-5243 (Fax)

  If to TeleBeam:

  TeleBeam, Incorporated
  467 East Beaver Avenue
  State College, PA 16801
  Attention: Ara M. Kervandjian, President
  (814) 234-4821 (Fax)

  With a required copy to:

  Saul, Ewing, Remick & Saul, LLP
  1055 Westlakes Drive, Suite 150
  Berwyn, PA 19312
  Attention: David S. Antzis, Esquire
  (610) 408-4401 (Fax)

  All such notices shall be deemed to have been given three business days after mailing if sent by registered or certified mail, one business day after mailing if sent by overnight courier service or on the date transmitted if sent by facsimile transmission.

  9.7 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any conflicts of law provisions.

  IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first above written.

                                          Conestoga Enterprises, Inc.

                                          By: _________________________________
                                                Albert H. Kramer, President

                                          TE Merger Corporation

                                          By: _________________________________
                                                Albert H. Kramer, President

                                          Telebeam, Incorporated

                                          By: _________________________________
                                               Ara M. Kervandjian, President

                                                                      APPENDIX B



                                 PROVISIONS OF
                  DELAWARE GENERAL CORPORATION LAW RELATING TO
                        APPRAISAL RIGHTS OF STOCKHOLDERS

                    STATUTE RELATING TO DISSENTERS' RIGHTS

             (Section 262 of the Delaware General Corporation Law)

(S) 262. Appraisal rights.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
  (S) 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), provide that a business corporation may indemnify directors and officers against liabilities that they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the PBCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the PBCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation.

  Section 1746 of the PBCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to the authority of
Section 1746 of the PBCL, the Conestoga Bylaws provide that in connection with any action, suit or proceeding in which a person may be involved by reason of being or having been a director, officer, employee or agent of Conestoga, the directors and officers of Conestoga shall be indemnified to the fullest extent permitted by law, except for liabilities arising under the Securities Act of 1933, as amended.

  As authorized by Section 1747 of the PBCL, Conestoga maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Conestoga for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Conestoga.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21. Exhibits

  (a) Exhibits:

 Exhibit
 Number  Description
 ------- -----------
  2.1    Amended and Restated Agreement and Plan of Merger, dated as of
         November 12, 1999, by and among Conestoga Enterprises, Inc., TeleBeam
         Incorporated and TE Merger Corporation is Appendix A to the proxy statement/prospectus included in Part I and is incorporated herein by reference.

  3(I)   Articles of Incorporation of Conestoga Enterprises, Inc.

  3(II)  By-laws of Conestoga Enterprises, Inc. (1)

  5.1 Opinion of Barley, Snyder, Senft & Cohen, LLC, regarding legality of the Conestoga Enterprises, Inc. common shares being registered.

  8.1    Opinion of Saul, Ewing, Remick & Saul, LLP, regarding tax matters.

 10.1    Employment Contract of Ara M. Kervandjian.

 10.2    Employment Contract of Heidi A. Nicholas.

 10.3    Employment Contract of Mark J. Fetterolf.

 10.4    Employment Contract of Jeffery C. Almoney.

 10.5    Employment Contract of Troy A. Knecht.

 23.1 Consent of Barley, Snyder, Senft & Cohen, LLC (included in opinion filed as Exhibit 5.1 hereto).

 23.2    Consent of Arthur Andersen, LLP

 23.3    Consent of Ernst & Young LLP.

 23.4    Consent of Beard and Company, Inc.

 23.5    Consent of JSI Capital Advisors LLC.

 23.6    Consent of Saul, Ewing, Remick & Saul, LLP

 24.1    Powers of Attorney (included on the signature page).

 99.1    Form of TeleBeam, Incorporated Proxy.

  (1) Incorporated herein by reference to Exhibit 5 to Conestoga Enterprises, Inc.'s Registration Statement on Form 8-A/A, Amendment Number 1, filed with the SEC on June 14, 1999.

Item 22. Undertakings

  (1) The undersigned registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (2) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (3) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (6) The undersigned registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Pre-Effective Amendment Number One to Registration Statement No. 333-92917 to be signed on its behalf by the undersigned, thereunto duly authorized, in Birdsboro, Pennsylvania on December 29, 1999.

                                          Conestoga Enterprises, Inc.

                                                  /s/ Albert H. Kramer
                                          By: _________________________________
                                                      Albert H. Kramer
                                                         President

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ John R. Bentz              Chairman of the Board of    December 29, 1999
______________________________________  Directors
                 Name

       /s/ James H. Murray             Vice President and a        December 29, 1999
______________________________________  Director
                 Name

      /s/ Kenneth A. Benner            Secretary/Treasurer and a   December 29, 1999
______________________________________  Director
                 Name

       /s/ Albert H. Kramer            President (principal        December 29, 1999
______________________________________  executive officer)
                 Name

    /s/ Donald R. Breitenstein         Controller and a Director   December 29, 1999
______________________________________  (principal financial and
                 Name                   accounting officer)

       /s/ Robert M. Myers             Director                    December 29, 1999
______________________________________
                 Name

         /s/ Jean M. Ruhl              Director                    December 29, 1999
______________________________________
                 Name

        /s/ John M. Sausen             Director                    December 29, 1999
______________________________________
                 Name

      /s/ Richard G. Weidner           Director                    December 29, 1999
______________________________________
                 Name

       /s/ Thomas E. Brown             Director                    December 29, 1999
______________________________________
                 Name

                                      S-1